                                                FILED PURSUANT TO RULE 424(B)(1)
                                                REGISTRATION NO. 333-52741

                               2,250,000 SHARES

                          [LYCOS LOGO APPEARS HERE]
                                 COMMON STOCK
                               ($.01 PAR VALUE)

                                 ------------

Of  the   shares  of  Common  Stock  ("Common  Stock")  offered   hereby  (the
 "Offering"), 2,000,000 shares are being sold by Lycos, Inc. ("Lycos" or the "Company") and 250,000 shares are being sold by the Selling Stockholder named herein under "Principal and Selling Stockholders" (the "Selling
   Stockholder").  The Company  will not  receive  any of  the proceeds  of shares sold by the Selling Stockholder. The Company's Common Stock is listed on The Nasdaq Stock Market's National Market ("The Nasdaq National Market") under the symbol "LCOS." On June 4, 1998, the last  reported sale  price of  the Company's  Common Stock  on The
       Nasdaq National Market was $51 1/2 per share. See "Price Range of Common Stock."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGE 6 HEREIN.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                           UNDERWRITING              PROCEEDS TO
                                PRICE TO   DISCOUNTS AND PROCEEDS TO   SELLING
                                 PUBLIC     COMMISSIONS  COMPANY(1)  STOCKHOLDER
                              ------------ ------------- ----------- -----------
Per Share....................    $50.00        $2.37       $47.63      $47.63
Total(2)..................... $112,500,000  $5,332,500   $95,260,000 $11,907,500

(1) Before deduction of expenses payable by the Company, estimated at $350,000.
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 337,500 additional shares of Common Stock to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $129,375,000, Underwriting Discounts and Commissions will be $6,132,375, and Proceeds to Company will be $111,335,125.

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about June 10, 1998, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
                                HAMBRECHT & QUIST
                                                            MERRILL LYNCH & CO.
                               ----------------
BEAR, STEARNS & CO. INC.
            DAIN RAUSCHER WESSELS
             A DIVISION OF DAIN RAUSCHER INCORPORATED
                             VOLPE BROWN WHELAN & COMPANY
                                           WASSERSTEIN PERELLA SECURITIES, INC.

                         Prospectus dated June 4, 1998

SEARCH & NAVIGATION

Lycos offers its users
the ability to quickly
and easily find
information on the Web.
A user may enter a
search term and review a
list of the best matches
from all indexed Web
pages. Additionally,
Lycos also allows a user
to browse within
specific topical
subcategories related to
the user's search.


                             [INSIDE FRONT COVER]
                                                                PERSONAL GUIDES

                                                          The Personal Guide by
                                                            Lycos automatically
                                                        delivers a personalized
                                                              view of the Lycos
                                                       service, including news,
                                                         weather, stock quotes,
                                                        sports scores, calendar
                                                          and address book, all
                                                            based on the user's
                                                       personal specifications.
                                                             The Personal Guide
                                                                   enhances and
                                                        personalizes the user's
                                                         Internet experience by
                                                           eliminating unwanted
                                                        information and quickly
                                                             filtering the most
                                                        relevant Information to
                                                                      the user.
WEB GUIDES

In order to give users
an easy-to-use framework
in which to efficiently
explore and utilize the
wealth of content on the
Internet, Lycos
maintains a series of
Web Guides and
directories. Lycos'
topic-based Web Guides
provide categorized
areas of Interest that
enable users to browse
through groupings of
related information.

                            ADVERTISING/SPONSORSHIP

                                  Lycos provides its
                            advertisers and sponsors
                             with the opportunity to
                                 directly target and
                             customize their message
                                   to the user. Both
                               keyword and Web Guide
                                  advertising permit
                                      advertisers to
                                  effectively target
                                   advertisements to
                              selected audiences and
                                       demographics.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ALSO ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Lycos, "Your Personal Internet Guide," is a "New Generation Online Service" that offers a network of globally branded media properties and aggregated content distributed primarily through the World Wide Web. Under the "Lycos" brand, the Company provides guides to online content, aggregated third party content, Web search and directory services and community and personalization features. The Company seeks to draw a large number of viewers to its Websites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. The Company's recent acquisition of Tripod, Inc. allows Lycos to offer Internet users the ability to create personal homepages and join interest-based communities within the Tripod Website.

  Since its inception in June 1995, the Company has rapidly expanded into a global Internet resource used daily by millions of people throughout the world. The rapidly increasing number of Web users and ubiquitous worldwide access to the Internet have resulted in the emergence of the Web as a new mass medium. Jupiter Communications estimates that the Web viewer population will grow from approximately 49 million viewers in 1997 to approximately 116 million viewers by 2002, and that online advertising revenues will grow from approximately $940 million in 1997 to approximately $7.7 billion in 2002. Further, a growing number of users are transacting business over the Web, including trading securities, buying goods, purchasing airline tickets and paying bills. Jupiter Communications estimates that the value of goods and services purchased over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002.

  The Company is one of the leading online media services in terms of traffic, revenues and user reach, serving millions of information requests per day. According to RelevantKnowledge, the Company's Websites attracted over 15 million unique users during March 1998 and, according to Media Metrix, approximately 25% of all Web users visited the Company's Websites in such month. The Company generates revenues primarily through selling advertising and sponsorships, electronic commerce and by licensing its products and technology. The Company's Websites have become a widely accepted advertising medium for several prominent companies, including Coca-Cola, Disney, General Motors, Hilton, IBM and Visa. The Company has established electronic commerce and sponsorship relationships with several companies, including AT&T, Barnes & Noble, CDnow and Preview Travel and, since the beginning of fiscal 1998, has entered into electronic commerce and sponsorship arrangements providing for minimum contract revenues of more than $60 million over a three year period. In addition, Lycos has established strategic licensing and technological alliances with some of the world's leading corporations, including such companies as Bertelsmann, Microsoft and Viacom.

  The Company's objective is to continue to draw a large number of viewers to its New Generation Online Service by providing a network of globally branded media properties and aggregated content to users free of charge and making them easily accessible throughout the world. The Company is heavily focused on building its brand, both on and off the Web, and enhancing its product offerings with additional content, features, and functionality in order to maintain its position as one of the most popular destinations on the Web. The Company has aggressively pursued a strategy of partnering with industry leaders, which enables the Company to increase traffic and revenues and to extend the Lycos brand internationally and to develop new media properties by leveraging the promotion, marketing, distribution capabilities and sales strengths of its partners.

  The Company's ability to easily adapt its technology in a variety of languages has made its service a popular global Internet destination, easily accessible to users throughout the world. In order to expand the international distribution of the Company's services, in May 1997, the Company entered into a joint venture with Bertelsmann AG to launch local versions of the Lycos service throughout Europe, and, in March 1998, the Company entered into a joint venture with Sumitomo Corp. and Internet Initiative Japan, Inc. ("IIJ") to offer a localized version of the Lycos service in Japan. The Company has also recently entered into a license agreement with LG Internet, Inc. to offer a localized version of the Company's services in Korea. The Company currently offers localized versions of the Lycos service in Austria, Belgium, France, Germany, Italy, Japan, Korea, Luxembourg, Spain, Sweden, Switzerland, the Netherlands and the United Kingdom.

                              RECENT DEVELOPMENTS

  As part of its strategy to enhance its product offerings and to expand its community product offering, the Company completed two acquisitions during the quarter ended April 30, 1998. In February 1998, the Company acquired Tripod, Inc. ("Tripod"), a leading community-based Website. Focused on the 18-34 year old user demographic, Tripod is one of the largest and fastest growing communities on the Internet. Tripod, through its Website located at www.tripod.com, allows its over 1.4 million registered members to easily create free personalized Web-based homepages. Members can also link their homepages to one or more community "pods" that are organized around a variety of themes and areas of interest. These community pods combine both professional and user-created content and are maintained by the Tripod editorial staff. Both the personal nature of the user-created homepages and the sense of community developed by the community pod structure provide Tripod with one of the largest and most active membership bases currently found on the Internet.

  In April 1998, Lycos completed the acquisition of WiseWire Corporation ("WiseWire"), a leader in delivering targeted content to Websites. WiseWire finds, filters and organizes content on the Internet using proprietary intelligent agent technology while building online communities through content personalization. WiseWire offers a series of products which personalize content to specific customer needs. For instance, WiseWire's Community Directory product offers a dynamic online directory of continually updated content, hierarchically organized allowing end-users to contribute to the evolution and quality of information. WiseWire's automated processing and categorization of Websites into a directory format offers more current listings to users and a less expensive ongoing cost structure for the Company compared to traditional manually created directories.

  On May 14, 1998, the Company announced its financial results for the third quarter ended April 30, 1998. Revenues for the quarter were $15.1 million, representing an increase of 20% over the previous quarter ended January 31, 1998 and a 158% increase over the comparable period for the previous fiscal year. The Company reported a net loss (before amortization and one-time acquisition-related expenses) of $2.4 million or $0.15 per share for the quarter ended April 30, 1998, as compared to net income of $301,000 or $0.02 per share for the quarter ended January 31, 1998. Net loss per share for the quarter ended April 30, 1998 after amortization and one-time charges was $5.90 per share.

  The Company is a Delaware corporation incorporated in June 1995. The Company's principal executive offices are located at 400-2 Totten Pond Road, Waltham, Massachusetts 02154, and its telephone number is (781) 370-2700. The Company's homepage is located at www.lycos.com.

                                  THE OFFERING

Common Stock offered by the            2,000,000 shares
 Company............................

Common Stock offered by the Selling     250,000 shares
 Stockholder........................

Common Stock outstanding after the    18,530,772 shares
 Offering(1)........................

Use of Proceeds.....................  General corporate purposes, including potential acquisitions.

Nasdaq National Market Symbol.......  LCOS
--------
(1) Based on number of shares outstanding on April 30, 1998. Assumes no exercise of the Underwriters' over-allotment option. Does not include 2,539,646 shares issuable upon exercise of options outstanding on April 30, 1998.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        PERIOD         YEAR ENDED JULY 31,
                                    FROM INCEPTION  ---------------------------
                                    (JUNE 1, 1995)                    PRO FORMA
                                   TO JULY 31, 1995  1996     1997     1997(1)
                                   ---------------- -------  -------  ---------
STATEMENTS OF OPERATIONS DATA:
Total revenues...................      $     5      $ 5,257  $22,273  $ 22,798
Cost of revenues.................           28        3,225    4,732     5,262
                                       -------      -------  -------  --------
Gross profit.....................          (23)       2,032   17,541    17,536
Operating expenses:
 Research and development........           16          907    4,304     6,543
 In-process research and
  development(2).................          --           452      --        --
 Sales and marketing.............           29        4,749   19,130    20,649
 General and administrative......           37        1,726    2,857     8,192
                                       -------      -------  -------  --------
 Total operating expenses........           82        7,834   26,291    35,384
Operating loss...................         (105)      (5,802)  (8,750)  (17,848)
Interest income..................          --           714    2,130     2,201
                                       -------      -------  -------  --------
Net loss.........................      $  (105)     $(5,088) $(6,620) $(15,647)
                                       =======      =======  =======  ========
Net loss per share--basic and
 diluted.........................      $ (0.01)     $ (0.42) $ (0.48) $  (0.99)
                                       =======      =======  =======  ========
Shares used in computing net loss
 per share--basic and diluted....       11,013       11,992   13,795    15,796

                                                         SIX MONTHS ENDED
                                                            JANUARY 31,
                                                     ---------------------------
                                                                       PRO FORMA
                                                      1997     1998     1998(1)
                                                     -------  -------  ---------
STATEMENTS OF OPERATIONS DATA:
Total revenues.....................................  $ 8,667  $21,906   $22,849
Cost of revenues...................................    1,928    4,695     5,812
                                                     -------  -------   -------
Gross profit.......................................    6,739   17,211    17,037
Operating expenses:
 Research and development..........................    1,944    3,171     5,751
 Sales and marketing...............................    9,372   12,790    14,749
 General and administrative........................    1,317    1,945     5,336
                                                     -------  -------   -------
 Total operating expenses(2).......................   12,633   17,906    25,836
Operating loss.....................................   (5,894)    (695)   (8,799)
Interest income....................................    1,123    1,105     1,031
                                                     -------  -------   -------
Net income (loss)..................................  $(4,771) $   410   $(7,768)
                                                     =======  =======   =======
Basic earnings (loss) per share....................  $ (0.35) $  0.03   $ (0.48)
                                                     =======  =======   =======
Diluted earnings (loss) per share..................  $ (0.35) $  0.03   $ (0.48)
                                                     =======  =======   =======
Shares used in computing basic earnings (loss) per
 share.............................................   13,793   14,175    16,176
Shares used in computing diluted earnings (loss)
 per share.........................................   13,793   14,708    16,176

                                  AT JANUARY 31, 1998
                         --------------------------------------
                                                   PRO FORMA
                         ACTUAL  PRO FORMA(1)(3) AS ADJUSTED(4)
                         ------- --------------- --------------
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $41,351     $45,924        $140,834
Working capital.........  38,960      41,676         136,586
Total assets............  71,701      96,079         190,989
Long-term portion of
 deferred revenues......   5,966       6,009           6,009
Long-term debt, net of
 current portion........     --          230             230
Stockholders' equity....  39,083      60,926         155,836

--------
(1) Pro forma to give effect to the acquisitions of Tripod as if such transaction had occurred on August 1, 1996 and WiseWire as if such transaction had occurred on June 1, 1996 for the consolidated statements of operations data and on January 31, 1998 for the consolidated balance sheet data.
(2) Excludes $87.6 million of in-process research and development expense recorded in the quarter ended April 30, 1998 in connection with the Company's acquisitions of Tripod in February 1998 and WiseWire in April 1998. Also excluded are approximately $1.0 million of intangible assets expensed in the quarter ended April 30, 1998 in connection with the WiseWire acquisition.
(3) Pro forma to give effect to the Company's issuance of Common Stock for its $4.0 million minority investment in GlobeComm, Inc. in March 1998 and its $2.5 million minority investment in Sage Enterprises, Inc. in April 1998 as if such transactions had occurred on January 31, 1998.
(4) Adjusted to give effect to the application of the net proceeds of this Offering, as described under "Use of Proceeds."

                                 RISK FACTORS

  The following risk factors should be considered in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus (including the documents incorporated by reference herein) may include forward-looking statements that involve risks and uncertainties. In addition to those risk factors discussed elsewhere in this Prospectus, the Company identifies the following risk factors which could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

  Limited Operating History; Anticipation of Continued Losses. The Company was founded in June 1995 and for the year ended July 31, 1997 and six months ended January 31, 1998 generated revenues of $22.3 million and $21.9 million, respectively. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. These risks include the Company's ability to continue to develop and extend the "Lycos" brand; the Company's ability to maintain premier positions on high traffic Web access points such as its arrangements with Netscape Communications Corp. ("Netscape") and Microsoft Corporation ("Microsoft") or to enter into additional distribution relationships and strategic alliances; the ability of the Company to maintain and increase levels of traffic on its Websites; the ability of the Company to continue to develop or acquire content, features and functionality for its services; the development of equal or superior services or products by competitors; the failure of the market to adopt the Web as an advertising or commercial medium; the reduction in market prices for Web-based advertising as a result of competition or otherwise; the Company's ability to effectively generate commerce-related revenues through sponsored services and placements in Lycos services; and the Company's success in attracting, retaining and motivating qualified personnel. There can be no assurance that the Company will be successful in addressing such risks. The limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of growth, if any, that can be expected in the future. The Company has incurred significant losses since inception. Although the Company was profitable in the six months ended January 31, 1998, the Company reported a loss of $5.90 per share (a $0.15 loss per share before amortization and one-time acquisition related charges) for the quarter ended April 30, 1998 and there can be no assurance that the Company will sustain revenue growth or return to profitability in the future. As of April 30, 1998, the Company had an accumulated deficit of $102.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

  Potential Fluctuations in Quarterly Results. As a result of the Company's limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The Company's expense levels are based in part on its expectations as to future revenues and to a certain extent are fixed. Quarterly sales and operating results generally depend on the advertising, electronic commerce, license fees and other revenues received within the quarter, which are difficult to forecast. Because the Company's expense levels are based upon anticipated advertising, electronic commerce and licensing revenue, the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. In addition, the Company plans to significantly increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, broaden its customer support capabilities, maintain brand identity and pursue strategic alliances. In the future, leading Websites, browser providers and other distribution channels may require payments or other consideration in exchange for providing access to the Company's products and services, such as the Company's agreement with Netscape. Additionally, the Company may incur costs pertaining to the introduction or enhancement of services offered by the Company or the acquisition of businesses or technologies. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition could be materially adversely affected.

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include general economic conditions, specific economic conditions in the Internet industry, usage of the Internet, the level of traffic to the Company's Websites, demand for Internet advertising and electronic commerce, the addition or loss of advertisers or electronic commerce sponsors, seasonal trends in advertising sales, the advertising budgeting cycles of individual advertisers, capital expenditures and other costs relating to the expansion of operations, incurrence of costs relating to acquisitions like Tripod and WiseWire, the introduction of new products or services by the Company or its competitors, the mix of the services sold, the channels through which those services are sold, and pricing changes. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations and financial condition. Due to the nascent nature of the Internet industry, the Company believes that period to period comparisons of its operating results are not meaningful and should not be relied upon for an indication of future performance. The Company also has experienced, and expects to continue to experience, seasonality in its business, with user traffic on the Company's Websites and the Websites of its partners being lower during the summer and year-end vacation and holiday periods, when usage of the Web and the Company's services has typically declined. Due to all of the foregoing factors and others that the Company cannot predict, it is possible that in some future quarter, the Company's operating results may be below the expectations of analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Reliance on Advertising Revenues; Risks Related to Sponsorships. The Company derives a significant portion of its revenues from the sale of advertisements on its Web pages. For the six months ended January 31, 1998, advertising revenues represented approximately 73% of the Company's total revenues. The Company's strategy is to continue to develop advertising and other methods of generating revenues through the use of its products and services. The Company's ability to increase its advertising revenues will depend, among other things, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services possessing demographic characteristics attractive to advertisers, the expansion of the Company's advertising sales force and the development of the Internet as an attractive platform for electronic commerce. In addition, there is fluid and intense competition in the sale of advertising on the Internet, resulting in a wide range of rates quoted and a variety of pricing models offered by different vendors for a variety of advertising services, which makes it difficult to project future levels of advertising revenues that will be realized generally or by any specific company. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click throughs" from the Company's network to advertisers' pages, instead of rates based solely on the number of impressions, could materially adversely affect the Company's revenues. In addition, "filter" software programs that limit or remove advertising from the Web user's desktop are available. The widespread adoption of such software by users could have a material adverse effect on the viability of advertising on the Web. Accordingly, there can be no assurance that the Company will be successful in generating significant future advertising revenues, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. Further, significant and consistent investment on the Internet by many advertisers is dependent upon validation that the Internet is an effective advertising medium, which validation has not yet occurred and which is essential to the achievement of steady and predictable advertising revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Advertising Revenue."

  The Company has recently entered into sponsorship arrangements with third parties to provide sponsored services and placements on the Company's Websites in addition to traditional banner advertising. In connection with these arrangements, the Company may receive sponsorship fees as well as a portion of transaction revenues received by such third party sponsors from users originated through the Company's Websites, in return for minimum levels of user impressions or "click throughs" to be provided by the Company. To the extent implemented, these arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions or click throughs (in which case, these agreements typically provide for adjustments to the fees payable thereunder or "make good" periods) and that third party sponsors do not renew the agreements at the end of their terms. Certain of these arrangements also require the Company to integrate sponsors' content with the Company's services, which requires the dedication of resources and significant programming and design efforts to accomplish. There can be no assurance that the Company will be able to attract additional sponsors or that it will be able to renew existing sponsorship arrangements when they expire. In addition, the Company has granted exclusivity provisions to certain of its sponsors, and may in the future grant additional exclusivity provisions. Such exclusivity provisions may have the effect of preventing the Company, for the duration of such exclusivity arrangements, from accepting advertising or sponsorship arrangements within a particular subject matter in the Company's Websites or across the Company's entire service. The inability of the Company to enter into further sponsorship or advertising arrangements as a result of its exclusivity arrangements could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Advertising Revenue" and "--Electronic Commerce Revenue."

  The Internet as a commercial endeavor has been in existence for a short period of time. The costs of establishing a Website are low, and new online service providers, content providers and advertisers are being launched regularly. Many of these companies are funded with venture capital and other forms of financing before they have proven both that their particular industry segment and their business strategy will be successful. Those companies that are unable to prove themselves successful before their initial funding is depleted may find it difficult or impossible to secure additional funding. The failure of any of the Company's advertisers or electronic commerce sponsors to pay amounts due to the Company on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Netscape, Microsoft and Other Third Party Relationships. The Company is dependent on a number of third party relationships, including its relationships with Netscape and Microsoft, to create traffic on the Company's Websites and consequently generate revenues. These relationships include arrangements relating to the positioning of the Company's products and services on Web browsers such as those offered by Netscape and Microsoft, and on other sites through license agreements in which Internet sites are linked to or otherwise utilize the Company's services. For the six months ended January 31, 1998, a material portion of the traffic to the Company's Websites was derived through the Netscape browser. On May 19, 1998, the Company renewed its one-year "Premier Provider" Agreement with Netscape (the "Netscape Agreement") pursuant to which the Company is designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser through May 31, 1999. Under the terms of the Netscape Agreement, Netscape will commit 15% of its search exposures during the one-year term of the Netscape Agreement to the Company's search services in exchange for a minimum guaranteed payment by the Company of $4.75 million, which payment is subject to increase if the actual number of exposures delivered to the Company by Netscape exceeds certain specified amounts. Because Netscape provides only exposures from its Net Search page (as compared to a number of users who "click through" to the Company's Websites), there can be no assurance that the Netscape Agreement will provide the Company's Websites with material amounts of traffic. Netscape has recently announced a two year agreement with Excite, Inc. in which Netscape will commit an aggregate of 50% of its search exposures during the first year of the agreement to Excite's search services and Netscape's own branded search service (which will be powered by Excite) and Netscape will commit an aggregate of 75% of its search exposures during the second year of the agreement to Netscape's branded search service and Excite's search services. This agreement will limit the number of search exposures which Netscape may make available to other providers of search services, including the Company, in the future. Although the Netscape Agreement may only be terminated under certain limited circumstances, if the Company were unable to continue as a "Premier Provider," the Company's Websites could lose a material portion of their traffic, traffic on competing services could substantially increase, and the Company's Websites could otherwise become less attractive to advertisers, which would have a material adverse effect on the Company's business, results of operations and financial condition. A traffic reduction could, in turn, result in advertisers on the Company's Websites, including sponsors and partners, terminating their contracts with the Company, as such contracts are typically of short duration and terminable on relatively short notice, or reducing the number of impressions purchased. Furthermore, the Company's contracts with advertisers and sponsors generally guarantee a minimum number of page views, and a failure to achieve the minimum page views could result in a reduction in payments to the Company or compel the Company to provide "make good" impressions if such minimums are not met. If the Company is unable to maintain its relationships with third parties to create traffic on the Company's Websites or is otherwise unable to offset a reduction in traffic, advertising revenues would be materially adversely affected, resulting in a material adverse affect on the Company's business, results of operations and financial condition. See "Business--Strategic Alliances."

  The Company is also dependent on Website operators that provide links to the Company's Websites and, for certain elements of the Company's properties, the Company licenses technology and related databases from third parties, including telephone directories, e-mail, chat, street mapping and other similar services. The Company believes that certain of its third party relationships are important to its ability to attract traffic and advertisers. Any errors, failures or delays experienced in connection with these third party technologies and information services could alienate the Company's users and adversely affect the Company's brand and its business. Although the Company views these relationships as important direct and indirect factors in the generation of revenues, most of the Company's arrangements do not include minimum commitments to use the Company's services or to provide access or links to the Company's products or services in the future, are not exclusive and generally have a term of only one to three years. In addition, there can be no assurance that the Company's partners regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Company's products or services at any time in the future, or that they will not develop their own competitive products or services. There can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for the Company. Failure of one or more of the Company's partnering relationships to achieve or maintain market acceptance or commercial success, or the termination of one or more successful partnering relationships, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the termination of the Company's position on a Web browser, or the grant to a competitor of an exclusive arrangement with respect to positioning on a Web browser, would significantly reduce traffic on the Company's Websites, which would have a material adverse effect on the Company's business, results of operations and financial condition.

  Intense Competition. The market for Internet products and services is highly competitive. In addition, the market for Internet advertising and electronic commerce arrangements is intensely competitive and the Company expects that competition will continue to intensify. Although the Company believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. The Company believes that the principal competitive factors in this market are name recognition, distribution arrangements, performance, ease of use, a variety of value-added services, functionality and features, and quality of support. A number of companies offer competitive products addressing certain of the Company's target markets. The primary competitors of the Company's products and services are other companies providing online services, including America Online (including CompuServe), Digital Equipment Corporation's Alta Vista, Excite, Inc. (including WebCrawler), Infoseek Corporation, Prodigy Services, Inc. and Yahoo! Inc. In addition, a number of companies offering Internet products and services, including direct competitors of the Company, recently have begun to integrate multiple features within the products and services they offer to consumers. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving, competitors of the Company. For example, the Web browsers offered by Netscape and Microsoft, which are the two most widely-used browsers and substantial sources of traffic for the Company, may incorporate and promote information search and retrieval capabilities in future releases or upgrades that could make it more difficult for Internet viewers to find and use the Company's products and services. Microsoft recently licensed products and services from Inktomi Corporation ("Inktomi"), a direct competitor of the Company, and has announced that it will feature and promote Inktomi services in the Microsoft Network and other Microsoft online properties. The Company expects that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft

Network or through other Microsoft-affiliated end-user services such as MSNBC or WebTV Networks, Inc. In addition, Microsoft and Netscape have announced an intention to introduce Websites offering services which are similar to those currently offered by the Company in combination with Internet navigation features. Specifically, Microsoft has introduced its own Internet search and navigation product offering under the name "Start". Furthermore, Netscape has recently announced its intention to launch its own "portal" Website, which will offer services similar to those currently offered by the Company and which is expected to compete with the Company's services. In addition, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. In the event these companies develop such "portal" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's business, results of operations and financial condition. Further, entities that sponsor or maintain high-traffic Websites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet Service Providers ("ISPs") such as Microsoft and America Online, Inc., currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions competitive with those offered by the Company, or could take actions that make it more difficult for viewers to find and use the Company's products and services. Consolidations, integration and strategic relationships involving competitors of the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company also competes with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously. The Company also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Tripod competes with other community-based Websites, including GeoCities, Inc. and Angelfire Communications, Inc. In the future, the Company may encounter competition from providers of Web browser software and other Internet products and services that incorporate search and retrieval features into their offerings. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not offer Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings. Moreover, a number of the Company's current advertising customers and partners have established relationships with certain of the Company's competitors, and future advertising customers and partners may establish similar relationships. The Company competes with online services and other Website operators as well as traditional off-line media, such as print and television, for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

  Developing Market; Unproven Acceptance of the Company's Products and Services; Uncertain Adoption of the Internet as an Advertising Medium. The market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for use on the Internet. The Company's market is highly dependent upon the increased use of the Internet for information publication and distribution, commerce, and on the development of the Internet as an advertising medium. The Company's future operating results will depend upon the growth of the Internet advertising and commerce markets, the successful implementation of the Company's advertising program and the Company's ability to establish electronic commerce and licensing relationships and other strategic alliances. There can be no assurance, however, that the Internet advertising or commerce market will develop as an attractive and sustainable medium, that the Company will achieve or sustain market acceptance of its products and services or that the Company will be able to execute its business plan successfully. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is young and has few proven products. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising and electronic commerce) remain unresolved and may impact the growth of the Internet, or the placement of advertisements on the Internet or the growth of the Internet as a means of electronic commerce. If commercial use of the Internet does not grow, if the Internet does not develop as an attractive medium for advertising or electronic commerce, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would likely be materially adversely affected.

  Because the market for the Company's products and services is new and evolving, it is difficult to predict the size of this market and growth rate, if any. There can be no assurance that the market for the Company's products and services will develop or that demand for the Company's products or services will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would likely be materially adversely affected.

  Risks Associated with Brand Development. The Company believes that establishing and maintaining the "Lycos" brand is a crucial aspect of its efforts to continue to expand and attract its Internet audience and that the importance of brand recognition will increase in the future due to the growing number of Internet sites. Promotion and enhancement of the "Lycos" brand will depend largely on the Company's ability to provide consistently high-quality products and services, which cannot be assured. If consumers do not perceive the Company's existing products and services to be of high quality, or if the Company introduces new products and services or enters into new business ventures that are not favorably received by consumers, the Company's brand could be diluted, thereby decreasing the attractiveness of its audiences to advertisers. See "Business--Strategy."

  Risks Associated with Potential Acquisitions and Investments. The Company has completed, and may in the future pursue, acquisitions of companies, technologies or assets that complement the Company's business, such as the recent Tripod and WiseWire acquisitions. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business (including Tripod and WiseWire) into the Company's operations. Acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, the write-off of in-process research and development or software acquisition and development costs, and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. For example, for the quarter ended April 30, 1998, the Company recorded an in-process research and development expense of approximately $87.6 million and goodwill and other intangible assets of approximately $11.0 million in connection with the acquisitions of Tripod and WiseWire. Acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns along with the risks involved in entering markets in which the Company has little or no experience. Problems with an acquired business could have a material adverse effect on the performance of the Company. The Company has made, and may in the future make, investments in companies involved in the development of technologies or services that are complementary or related to the Company's operations. The Company has recently made investments in GlobeComm, Inc. (iName) and Sage Enterprises, Inc. (PlanetAll). These companies are in an early stage of development and may be expected to incur substantial losses. There can be no assurance that any investments in such companies will result in any return, nor can there be any assurance as to the timing of any such return, or that the Company will not suffer the loss of its entire investment. See "Business--Recent Acquisitions" and "--Strategic Alliances."

  Management of Growth; Need to Establish Infrastructure; Additional Personnel. The rapid execution necessary for the Company to successfully offer its products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial and operational resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with this expansion and transition, that the Company's systems, procedures or controls will be adequate to support the Company's operations, or that the Company's management will be able to achieve the rapid execution necessary to offer successfully the Company's products and services and implement its business plan. The Company's future operating results will also depend on many factors, including its ability to expand its advertising sales and business development organizations and expand its support organization commensurate with the growth of its business. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected. See "Management."

  Risks Associated with International Expansion. International sales, primarily from licensing the Company's products and services, accounted for less than 10% of the Company's revenues for the fiscal year ended July 31, 1997 and the six months ended January 31, 1998. As part of its business strategy, the Company is seeking opportunities to expand its products and services into international markets. In this regard, in May 1997, the Company formed Lycos Bertelsmann GmbH & Co. KG in conjunction with Bertelsmann AG to offer Lycos search services in Europe; in January 1998, the Company licensed its search technology to LG Internet to offer search services in Korea; and in March 1998, the Company entered into a joint venture with Sumitomo Corp. and Internet Initiative Japan, Inc. ("IIJ") to offer search services in Japan. The Company believes that this expansion is important to the Company's ability to continue to grow and to market its products and services. In marketing its products and services internationally, however, the Company will face new competitors. In addition, the ability of the Company to enter international markets will be dependent upon the Company's ability to create localized versions of its products and services. There can be no assurance that the Company will be successful in creating localized versions of its products and services, marketing or distributing its products abroad or that, if the Company is successful, its international revenues will be adequate to offset the expense of establishing and maintaining international operations. To date, the Company has limited experience in marketing and distributing its products internationally. In addition to the uncertainty as to the Company's ability to establish an international presence, there are certain difficulties and risks inherent in doing business on an international level, such as compliance with regulatory requirements and changes in those requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, protection of intellectual property rights, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on any international operations established by the Company and, consequently, on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.

  Dependence on the Internet. The use of the Company's products and services will depend in large part upon the development by others of an infrastructure for providing Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any certainty whether the Internet will prove to be a viable commercial marketplace. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Internet could lose its commercial viability due to delays in the development or adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. In particular, the Internet has only recently become a medium for advertising and electronic commerce. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace or platform for advertising and electronic commerce, the Company's business, results of operations and financial condition will be materially adversely affected.

  Risk of Capacity Constraints and System Failure; Advertising Management System. A key element of the Company's strategy is to generate a high volume of traffic to its products and services, which the Company makes available free of charge to users of the Internet. Accordingly, the performance of the Company's products and services is critical to the Company's reputation, its ability to attract advertisers to the Company's Websites and the market acceptance of these products and services. Any system failure that causes interruptions in the availability, or increases response time, of the Company's products and services could result in less traffic to the Company's Websites and, if sustained or repeated, could reduce the attractiveness of the Company's products and services to advertisers and partners. An increase in the volume of searches conducted through the Company's products and services could strain the capacity of the software or hardware deployed by the Company or the capacity of the Company's network infrastructure, which could lead to slower response time or system failures. Any failure to expand the capacity of the Company's hardware or network infrastructure on a timely basis or on commercially reasonable terms could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, as the number of Web pages and users increases, there can be no assurance that the Company's products and services will be able to scale proportionately.

  The Company is dependent upon Web browsers and Internet and online service providers for access to its products and services, and users have experienced difficulties due to browser and provider system failures unrelated to the Company's systems, products and services. The Company is also dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide its products and services. Substantially all of the Company's hardware operations are located at its computer facility located in Pittsburgh, Pennsylvania. The Company also outsources a portion of its hardware operations to third parties. There can be no assurance that a system failure at any of these locations would not adversely affect the performance of the Company's products and services. This system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have a comprehensive disaster recovery plan. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to users of the Company's products and services. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Properties."

  The process of managing advertising within large, high traffic Websites such as the Company's is an increasingly important and complex task. The Company licenses from a third party an advertising management system. To the extent that the Company encounters system failures or material difficulties in the operation of this system, the Company could be unable to deliver banner advertisements and sponsorships through its Websites. Any extended failure of, or material difficulties encountered in connection with, the Company's advertising management system may expose the Company to "make good" obligations with its advertising customers, which, by displacing advertising inventory, among other consequences, would reduce revenue and would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Advertising Revenue."

  Technological Change and New Products. The market for Internet products and services is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products in the near future. The Company's future success will depend in significant part on its ability to continually improve the performance, features and reliability of the Lycos search and navigation services in response to both evolving demands of the marketplace and competitive product offerings, and there can be no assurance that the Company will be successful. In addition, a key element of the Company's business strategy is the development, introduction and integration of new products that capitalize on the increasing use of the Internet. There can be no assurance that the Company will be successful in developing or integrating such products or services or that such products and services will meet with market acceptance. In addition, new product releases by the Company may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and viewer support, which will adversely affect the use of the Company's products and services and, consequently, the Company's business, results of operations and financial condition. See "Business--Strategy" and "--Technology; Intellectual Property and Property Rights."

  Intellectual Property and Proprietary Rights. The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and with its consultants and partners. The Company has registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. In addition, Carnegie Mellon University ("CMU") has been issued a patent in the United States relating to Lycos' search and indexing technology, which has been licensed to the Company on a perpetual basis. There can be no assurance that such patent will not be challenged, and if such challenges are brought, that the patent will not be invalidated. There also can be no assurance that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States and the Company does not currently have any patents or patent applications pending in any foreign country. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

  There have been substantial amounts of litigation in the computer industry regarding intellectual property rights. There can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights, that the Company will counterclaim against any such parties in such actions or that if the Company makes claims against third parties with respect thereto, that any such party will not counterclaim against the Company in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. See "Business--Technology; Intellectual Property and Proprietary Rights."

  Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Web. However, due to the increasing popularity and use of the Web, it is possible that a number of laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. For example, the Company may be subject to the provisions of the recently enacted Communications Decency Act (the "CDA"). Although the manner in which the CDA will be interpreted and enforced and its effect on the Company's operations cannot be determined, it is possible that the CDA could expose the Company to substantial liability. The CDA could also dampen the growth in the use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium, and could, thereby, have a material adverse effect on the Company's business, results of operations and financial condition. The adoption of any additional laws or regulations may decrease the growth of the Web, which could in turn decrease the demand for the Company's services and products or increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations or financial condition.

  Due to the global nature of the Web, it is possible that, although transmission of the Company's services originate from its operations centers in New Jersey and Pennsylvania, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. It is also possible that states or foreign countries may seek to impose sales taxes on out of state companies that engage in commerce over the Internet. In the event that states or foreign countries succeed in imposing sales or other taxes on Internet commerce, the growth of the use of the Internet for commerce could slow substantially. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations or financial condition.

  Dependence on Key Personnel. The Company's performance is substantially dependent on the performance of its executive officers and key employees, all of whom have worked together for only a short period of time. The Company does not have in place key person life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations or financial condition of the Company. The Company is heavily dependent upon its ability to attract, retain and motivate skilled technical and managerial personnel. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, hire, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire, assimilate or retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, results of operations or financial condition. See "Management."

  Liability for Information Retrieved from the Internet. Because material may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which the Company has relationships, and be subsequently distributed to others, it is possible that claims will be made against the Company on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials, including claims based on the Company providing access to obscene, lascivious or indecent information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations or financial condition.

  Year 2000 Compliance. The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. The Company does not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant. Failure of the Company or its software providers to adequately address the Year 2000 issue could result in misstatement of reported financial information or otherwise adversely affect the Company's business operations.

  Volatility of Stock Price. The price of the Company's Common Stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in results of operations, announcements of new technological innovations or new products and media properties by the Company or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and news relating to trends in the Company's markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of the Company's Common Stock, regardless of the Company's operating performance. See "Price Range of Common Stock."

  Dilution. Purchasers in this Offering will suffer an immediate and substantial dilution, in the amount of $41.68 per share, in the net tangible book value of the Common Stock from the public offering price of $50.00 per share. Additional dilution is likely to occur upon exercise of options granted by the Company. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $94,910,000 (or approximately $110,985,125 assuming the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company. The Company anticipates that the net proceeds from the sale of Common Stock offered hereby will be utilized for general corporate purposes. The Company may use a portion of the net proceeds of this offering to acquire businesses, products or technologies complementary to the Company's business. Although the Company actively engages in discussions with respect to possible acquisitions, it has no present commitments or agreements with respect to any material transaction.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed on The Nasdaq National Market under the symbol "LCOS." As of April 30, 1998, there were approximately 450 registered holders of record of Common Stock and the Company believes that as of such date, there were approximately 6,000 beneficial owners of Common Stock, based upon information provided by the Company's Transfer Agent. The following table sets forth, for the periods indicated, the high and low sales prices per share as reported by The Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
   Year ending July 31, 1998
     Fourth Quarter (through June 4, 1998)....................... $70.50 $48.31
     Third Quarter...............................................  79.13  35.19
     Second Quarter..............................................  42.00  25.25
     First Quarter............................................... 42.00  16.25
   Year ended July 31, 1997
     Fourth Quarter..............................................  19.25  11.19
     Third Quarter...............................................  22.75  12.00
     Second Quarter..............................................  18.75   9.50
     First Quarter...............................................  12.75   5.75
   Year ended July 31, 1996
     Fourth Quarter..............................................  19.25   5.88
     Third Quarter (commencing April 2, 1996)....................  29.25  14.00

  The last reported sales price of the Common Stock on The Nasdaq National Market on June 4, 1998 was $51.50 per share.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on shares of its Common Stock. The Company currently intends to retain all of its earnings to finance the development and expansion of its business and therefore does not intend to declare or pay cash dividends on its Common Stock in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of the Board of Directors of the Company, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors.

                                CAPITALIZATION

  The following table sets forth: (i) the capitalization of the Company at January 31, 1998; (ii) the pro forma capitalization of the Company at January 31, 1998 to give effect to the acquisitions of Tripod and WiseWire and the investments in GlobeComm, Inc. and Sage Enterprises, Inc.; and (iii) the adjusted pro forma capitalization of the Company at January 31, 1998 to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company. See "Use of Proceeds."

                                               AT JANUARY 31, 1998
                                      ----------------------------------------
                                                                   PRO FORMA
                                         ACTUAL      PRO FORMA    AS ADJUSTED
                                      ------------  ------------  ------------
Long-term debt, less current
 portion.............................          --   $    230,302  $    230,302
Stockholders' equity:
  Preferred stock, $.01 par value per
   share, 5,000,000 shares
   authorized; no shares issued and
   outstanding.......................          --            --            --
  Common stock, $.01 par value per
   share, 40,000,000 shares
   authorized;
   14,443,638 shares issued and
   outstanding, actual;
   16,595,582 shares issued and
   outstanding, pro forma;
   18,595,582 shares issued and
   outstanding, pro forma as
   adjusted(1)....................... $    144,436       165,955       185,955
  Additional paid-in capital.........   50,484,069   159,905,587   254,795,587
  Treasury stock.....................       (1,747)       (1,747)       (1,747)
  Deferred compensation..............     (139,606)     (139,606)     (139,606)
  Accumulated deficit................  (11,403,810)  (99,003,810)  (99,003,810)
                                      ------------  ------------  ------------
    Total stockholders' equity.......   39,083,342    60,926,379   155,836,379
                                      ------------  ------------  ------------
      Total capitalization........... $ 39,083,342  $ 61,156,681  $156,066,681
                                      ============  ============  ============

--------
(1) Does not include an aggregate of 2,733,987 shares of Common Stock issuable upon exercise of options and warrants outstanding on January 31, 1998.

                                   DILUTION

  As of January 31, 1998, the Company had a pro forma net tangible book value of approximately $59,896,903 or $3.61 per share of Common Stock. "Pro forma net tangible book value" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding on a pro forma basis, giving effect to the acquisitions of Tripod and WiseWire and the investments in GlobeComm, Inc. and Sage Enterprises, Inc. Without taking into account any other changes in the net tangible book value after January 31, 1998, other than to give effect to the acquisitions of Tripod and WiseWire and the investments in GlobeComm, Inc. and Sage Enterprises, Inc. and the receipt by the Company of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby, the pro forma net tangible book value of the Company as of January 31, 1998 would have been approximately $154,806,903 or $8.32 per share. This represents an immediate increase in pro forma net tangible book value of $4.71 per share to existing stockholders and an immediate dilution of $41.68 per share to new investors. The following table illustrates this per share dilution:

   Public offering price per share................................        $50.00
     Pro forma net tangible book value per share before the Offer-
      ing.........................................................  $3.61
     Increase per share attributable to new investors.............   4.71
                                                                    -----
   Pro forma net tangible book value per share after the Offer-
    ing...........................................................          8.32
                                                                          ------
   Dilution per share to new investors............................        $41.68
                                                                          ======

  The foregoing computations assume no exercise of the Underwriters' over-allotment option or of outstanding stock options or warrants after January 31, 1998. As of January 31, 1998, options and warrants to purchase 2,733,987 shares of Common Stock were outstanding, with a weighted average exercise price of $12.24 per share. To the extent these options and warrants are exercised, there will be further dilution to the new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the caption Consolidated Statements of Operations Data with respect to the years ended July 31, 1997 and 1996 and for the period from inception (June 1, 1995) to July 31, 1995 and under the caption Consolidated Balance Sheet Data at July 31, 1997, 1996 and 1995 are derived from the consolidated financial statements of the Company and its subsidiary, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data presented below under the caption Consolidated Statements of Operations Data with respect to the six months ended January 31, 1998 and January 31, 1997, and under the caption Consolidated Balance Sheet Data at January 31, 1998 and January 31, 1997, are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the six month period ended January 31, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending July 31, 1998. The following selected consolidated financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus or incorporated by reference herein.

                                              YEAR ENDED      SIX MONTHS ENDED
                              INCEPTION        JULY 31,          JANUARY 31,
                          (JUNE 1, 1995) TO ----------------  ------------------
                            JULY 31, 1995    1996     1997      1997      1998
                          ----------------- -------  -------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
 Revenues:
 Advertising ...........       $  --        $ 4,478  $17,417  $  7,112  $ 15,984
 License, product and
  other.................            5           779    4,856     1,555     5,922
                               ------       -------  -------  --------  --------
   Total revenues.......            5         5,257   22,273     8,667    21,906
Cost of revenues........           28         3,225    4,732     1,928     4,695
                               ------       -------  -------  --------  --------
Gross profit............          (23)        2,032   17,541     6,739    17,211
 Operating expenses:
 Research and
  development...........           16           907    4,304     1,944     3,171
 In-process research
  and development.......          --            452      --        --        --
 Sales and marketing....           29         4,749   19,130     9,372    12,790
 General and
  administrative........           37         1,726    2,857     1,317     1,945
                               ------       -------  -------  --------  --------
   Total operating
    expenses............           82         7,834   26,291    12,633    17,906
                               ------       -------  -------  --------  --------
Operating loss..........         (105)       (5,802)  (8,750)   (5,894)     (695)
Interest income.........          --            714    2,130     1,123     1,105
                               ------       -------  -------  --------  --------
Net income (loss).......       $ (105)      $(5,088) $(6,620) $ (4,771) $    410
                               ======       =======  =======  ========  ========
Basic earnings (loss)
 per share(1)...........       $(0.01)      $ (0.42) $ (0.48) $  (0.35) $   0.03
                               ======       =======  =======  ========  ========
Diluted earnings (loss)
 per share..............       $(0.01)      $ (0.42) $ (0.48) $  (0.35) $   0.03
                               ======       =======  =======  ========  ========
Shares used in computing
 basic earnings (loss)
 per share..............       11,013        11,992   13,795    13,793    14,175
                               ======       =======  =======  ========  ========
Shares used in computing
 diluted earnings (loss)
 per share..............       11,013        11,992   13,795    13,793    14,708
                               ======       =======  =======  ========  ========
                                     AT JULY 31,               AT JANUARY 31,
                               -----------------------        ------------------
                                1995         1996     1997      1997      1998
                               ------       -------  -------  --------  --------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............       $  --        $44,142  $40,766   $38,467  $ 41,351
Working capital.........          329        39,974   38,129    35,799    38,960
Total assets............        1,317        53,661   65,419    53,754    71,701
Long-term debt, net of
 current portion........          --            --       --        --        --
Total stockholders'
 equity.................        1,145        44,106   37,647    39,422    39,083

--------
(1) Net earnings (loss) per share is calculated using the weighted average number of Common Stock and common stock equivalent shares outstanding during the respective periods. See Note 1 of Notes to Consolidated Financial Statements.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The matters discussed in this Prospectus contain forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could affect the Company's actual results and cause actual results to differ materially from those discussed herein. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

  Lycos, "Your Personal Internet Guide," is a "New Generation Online Service" that offers a network of globally branded media properties and aggregated content distributed primarily through the World Wide Web. Under the "Lycos" brand, the Company provides guides to online content, aggregated third party content, Web search and directory services and community and personalization features. The Company was formed in June 1995 by CMG@Ventures, a strategic investment and development partnership of CMG Information Services, Inc. ("CMGI"), to license on an exclusive basis (with certain limited exceptions) from Carnegie Mellon University ("CMU") the Lycos Internet search and indexing technology, developed primarily by Dr. Michael L. Mauldin, and associated intellectual property rights. From inception (June 1, 1995) to July 31, 1995 (the "Inception Period"), the Company's operating activities related primarily to the negotiation and execution of the License Agreement with CMU in connection with the license of the Lycos search and indexing technology and related intellectual property rights from CMU, recruiting personnel, raising capital, purchasing operating assets and performing product development. The Company recognized its initial license revenues in July 1995.

  In October 1995, the Company acquired Point Communications, the publisher of Point Reviews, an online review and rating guide, in exchange for the issuance of 526,316 shares of Common Stock and options to acquire 343,248 shares of Common Stock to the sole stockholder of Point Communications. In February 1998, the Company acquired Tripod, Inc., a leading new generation online community service, in exchange for the issuance of 1,278,758 shares of Common Stock and the assumption of options and warrants to acquire an additional 284,605 shares of Common Stock. In April 1998, the Company acquired WiseWire, a leader in delivering targeted content to Websites, in exchange for the issuance of 722,672 shares of Common Stock and the assumption of options to acquire an additional 101,583 shares of Common Stock.

  Since its inception, the Company has rapidly expanded into a global Internet resource used daily by millions of people throughout the world. For the fiscal year ended July 31, 1997 and the six months ended January 31, 1998, the Company had revenues of $22.3 million and $21.9 million, respectively, representing increases of 324% and 153% as compared to prior periods. The Company generates revenues primarily through selling advertising and sponsorships, electronic commerce and by licensing its products and technology to businesses seeking to enhance the value of their Internet products and services.

  The Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. There can be no assurance that the Company will be successful in addressing such risks. The limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and therefore the recent revenue growth experienced by the Company should not be taken as indicative of the rate of growth, if any, that can be expected in the future. The Company has incurred significant net losses since inception. Although the Company was profitable in the six months ended January 31, 1998, the Company reported a loss of $5.90 per share (a $0.15 loss per share before amortization and one-time acquisition related charges) for the quarter ended April 30, 1998 and there can be no assurance that the Company will sustain revenue growth or return to profitability in the future.

  As a result of the Company's limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The Company's expense levels are based in part on its expectations as to future revenues and to a large extent are fixed. Quarterly sales and operating results generally depend on the advertising, electronic commerce, license fees and other revenues received within the quarter, which are difficult to forecast. Because the Company's expense levels are based upon anticipated advertising, electronic commerce and licensing revenue, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. In addition, the Company plans to significantly increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, broaden its customer support capabilities, maintain brand identity and pursue strategic alliances. In the future, leading Websites, browser providers and other distribution channels may require payments or other consideration in exchange for providing access to the Company's products and services, such as the Company's agreement with Netscape. Additionally, the Company may incur costs pertaining to the introduction or enhancement of services by the Company or the acquisition of businesses or technologies. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition could be materially adversely affected.

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include general economic conditions, specific economic conditions in the Internet industry, usage of the Internet, the level of traffic to the Company's Websites, demand for Internet advertising and electronic commerce, the addition or loss of advertisers or electronic commerce sponsors, seasonal trends in advertising sales, the advertising budgeting cycles of individual advertisers, capital expenditures and other costs relating to the expansion of operations, incurrence of costs relating to acquisitions like Tripod and WiseWire, the introduction of new products or services by the Company or its competitors, the mix of services sold, the channels through which those services are sold, and pricing changes. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations and financial condition. Due to the nascent nature of the Internet industry, the Company believes that period to period comparisons of its operating results are not meaningful and should not be relied upon for an indication of future performance. The Company also has experienced, and expects to continue to experience, seasonality in its business, with user traffic on the Company's Websites and the Websites of its partners being lower during the summer and year-end vacation and holiday periods, when usage of the Web has typically declined. Due to all of the foregoing factors, it is likely that in some future quarter, the Company's operating results may be below the expectations of analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JANUARY 31, 1998 COMPARED TO SIX MONTHS ENDED JANUARY 31,
1997

  Total revenues. Total revenues for the six months ended January 31, 1998 were $21.9 million versus $8.7 million for the six months ended January 31, 1997, as a result of the growth in the number of advertisers as well as an increase in the average contract value. As of January 31, 1998, deferred revenues, including billings in excess of revenues, increased to $20.5 million, compared to $17.0 million at July 31, 1997 attributable to advertising contracts and guaranteed commitments under license and electronic commerce agreements for which there are significant obligations of the Company remaining.

  Advertising revenues. The Company's advertising revenues are derived from the sale of advertising on its Websites, primarily through banner advertisements and sponsorships. Advertising contracts generally have a term of one to twelve months and are primarily sold as: (i) a "run of site" contract under which a customer is guaranteed a number of impressions; (ii) a "key word" contract in which a customer purchases the right to advertise in connection with specific word searches; or (iii) a "targeted" contract in which the customer purchases a specified number of impressions in one of the Web Guides or on a specific page or service.

  Advertising revenues were $16.0 million for the six months ended January 31, 1998, representing 73% of total revenues, as compared to advertising revenues of $7.1 million for the six months ended January 31, 1997, which represented 82% of total revenues. The top ten customers accounted for 27.4% of advertising revenues in the six months ended January 31, 1998 as compared to 31.8% of advertising revenues in the six months ended January 31, 1997. The increase in advertising revenues is primarily the result of an increase in the number of advertisers and an increase in average contract size.

  License, product and other revenues. The Company's license, product and other revenues are derived principally from (i) license and maintenance fees associated with the license of its search technology, and (ii) placement or "slotting" fees as well as royalties on the sale of goods and services originating from its Websites from electronic commerce customers.

  License, product and other revenues were $5.9 million for the six months ended January 31, 1998, representing 27% of total revenues, as compared to license, product and other revenues of $1.6 million for the six months ended January 31, 1997, which represented 18% of total revenues. The increase in license, product and other revenue is attributable primarily to the addition of several new electronic commerce agreements.

  Cost of revenues. Cost of revenues consists primarily of expenses associated with the ongoing maintenance and support of the Company's products and services, including compensation, consulting fees, equipment costs, networking and other related indirect costs, as well as royalty payments to the Company's content providers. Cost of revenues were $4.7 million for the six months ended January 31, 1998, representing 21% of total revenues, as compared to cost of revenues of $1.9 million for the six months ended January 31, 1997, which represented 22% of total revenues.

  Research and development. Research and development expenses consist primarily of equipment and salary costs for the Company's research and development staff. Research and development expenses were $3.2 million for the six months ended January 31, 1998, representing 15% of total revenues, as compared to research and development expenses of $1.9 million for the six months ended January 31, 1997, which represented 22% of total revenues. The overall increase in research and development expenses was primarily due to increased engineering staffing to continue to develop and enhance the Company's expanded product offerings, including local language versions of the Company's products and services.

  To date, all research and development costs have been expensed as incurred. The Company believes that significant investments in research and development are required to remain competitive. As a consequence, the Company expects to continue to commit substantial resources to research and development in the future.

  Sales and marketing. Sales and marketing expenses consist primarily of compensation, advertising, promotions, public relations, trade shows, travel and costs of marketing literature. Sales and marketing expenses also include the expense of the Company's "Premier Provider" Agreements with Netscape, as further described below. Sales and marketing expenses were $12.8 million for the six months ended January 31, 1998, representing 58% of total revenues, as compared to sales and marketing expenses of $9.4 million for the six months ended January 31, 1997, which represented 108% of total revenues. The increases in sales and marketing expenses in absolute terms were due to the addition of sales and marketing personnel, increased commissions associated with higher sales, and expenses pertaining to the Company's expanded advertising, marketing and public relations campaign. The Company expects continued increases in sales and marketing expenses in future periods.

  In March 1997, the Company renewed its one year "Premier Provider" Agreement (the "1997 Agreement") with Netscape pursuant to which the Company was designated one of four "Premier Providers" of search and navigation services accessible from the "Net Search" button on the Netscape browser. Under the terms of the 1997 Agreement, the Company was obligated to make installment payments totaling $4.7 million over the term of the 1997 Agreement, subject to adjustments under certain circumstances. The Company recognizes the cost of the 1997 Agreement ratably over the term of the 1997 Agreement with the cost included in sales and marketing expense.

  General and administrative. General and administrative expenses consist primarily of compensation, rent expenses and fees for professional services. General and administrative expenses were $1.9 million for the six months ended January 31, 1998, representing 9% of total revenues, as compared to general and administrative expenses of $1.3 million for the six months ended January 31, 1997, which represented 15% of total revenues. The increases in spending were primarily due to the expansion of the Company's corporate infrastructure, including the addition of finance and administrative personnel and increased costs for professional services.

  Interest income. Interest income was approximately $1.1 million for six months ended January 31, 1998, as compared to interest income of $1.1 million for the six months ended January 31, 1997. Interest income was generated from investment of the Company's cash equivalents.

  Income taxes. The Company has not recorded an income tax benefit because it has incurred net operating losses since Inception. As of January 31, 1998, the Company had approximately $500,000 in Federal and State net operating loss carryforwards. Of this amount, approximately $276,000 relates to the acquisition of Point Communications and will reduce goodwill when utilized. The Federal net operating losses will expire beginning in 2010 if not utilized. The State net operating losses will expire beginning in 2000 if not utilized. A portion or all of net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

FISCAL 1997 COMPARED TO FISCAL 1996

  Total revenues. Total revenues for the year ended July 31, 1997 increased $17.0 million, or 324%, to $22.3 million from $5.3 million for the year ended July 31, 1996, as a result of the growth in the number of advertisers as well as an increase in the average contract size and value. As of July 31, 1997, deferred revenues increased 371% to $14.6 million attributable to license agreements for which there are significant obligations of the Company remaining, compared to $3.1 million at July 31, 1996. Billings in excess of revenues increased $1.0 million, or 71%, to $2.4 million attributable to billings in excess of revenues on advertising contracts, compared to $1.4 million at July 31, 1996.

  Advertising revenues. Advertising revenues increased $12.9 million, or 287%, to $17.4 million for the year ended July 31, 1997, representing 78% of total revenues. For the year ended July 31, 1996, advertising revenues were $4.5 million, representing 85% of total revenues. The increase in advertising revenue is primarily the result of an increase in the number of advertisers and an increase in the average contract size.

  License, product and other revenues. License, product and other revenues increased $4.1 million, or 529%, to $4.9 million for the year ended July 31, 1997, representing 22% of total revenues. For the year ended July 31, 1996, license, product and other revenues were $779,000, representing 15% of total revenues. For the year ended July 31, 1997, the increase in license, product and other revenue is attributable primarily to the addition of several new partners during the year, including, among others, Bertelsmann, Blockbuster Entertainment and GTE.

  Cost of revenues. Cost of revenues increased $1.5 million, or 47%, to $4.7 million for the year ended July 31, 1997, representing 21% of total revenues. Cost of revenues for the year ended July 31, 1996 were $3.2 million, representing 60% of total revenues. The increase in cost of revenues is primarily attributable to increased network, bandwidth and related expenses associated with the increased traffic to the Company's Website.

  Research and development. Research and development expenses increased $3.4 million, or 374%, to $4.3 million for the year ended July 31, 1997, representing 19% of total revenues for the year. For the year ended July 31, 1996, research and development expenses were $907,000, or 17% of total revenues. The overall increase in research and development expenses was primarily due to increased engineering staffing to continue to develop and enhance all of the Company's different product lines.

  Sales and marketing. Sales and marketing expenses increased $14.4 million, or 306%, to $19.1 million for the year ended July 31, 1997, representing 86% of total revenues for the year. For the year ended July 31, 1996, sales and marketing expenses were $4.7 million, representing 89% of total revenues. The spending increases were due to the addition of sales and marketing personnel, increased commissions, and expenses associated with the Company's expanded advertising, marketing and public relations campaign.

  General and administrative. General and administrative expenses increased $1.2 million, or 71%, to $2.9 million for the year ended July 31, 1997, representing 13% of total revenues. For the year ended July 31, 1996, general and administrative expenses were $1.7 million, representing 32% of total revenues. The increases in spending were primarily due to the expansion of the Company's corporate infrastructure, including the addition of finance and administrative personnel, installation of information systems and increased costs for professional services.

  Interest income. Interest income increased $1.4 million, or 194%, to $2.1 million for the year ended July 31, 1997, representing 9% of total revenues. Interest income was approximately $714,000 for the year ended July 31, 1996, representing 14% of total revenues. Interest income was generated from the investment of net proceeds received upon the closing of the Company's initial public offering in April 1996.

NEW ACCOUNTING PRONOUNCEMENTS

  Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income or loss and earnings or loss per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1997 and it has applied APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, other than compensation charges recognized for options granted with exercise prices at less than fair market value in fiscal 1995 and fiscal 1996, no compensation expense has been recognized under SFAS 123 for the Company's stock option plans.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This statement is effective for financial statements issued for both interim and annual periods ending after December 15, 1997, and requires restatement of all prior period EPS data. The Company adopted this standard in January 1998.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company believes that this pronouncement will not have a material adverse effect on its results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997. Because the Company operates within a single operating segment, adoption of this statement is currently not expected to have a material impact on the Company's consolidated financial statements and footnote disclosures.

LIQUIDITY AND CAPITAL RESOURCES


  At January 31, 1998, the Company had cash and cash equivalents of approximately $41.4 million. The Company regularly invests excess funds in short-term money market funds, government securities and commercial paper.

  The Company used cash from operations of approximately $172,000 during the six months ended January 31, 1998, due primarily to increases in accounts receivable, license fees receivable and decreases in accrued expenses and billings in excess of revenues, offset by net income and decreases in prepaid expenses and increases in accounts payable and deferred revenues. The Company's primary investing activity during the year has been, and further expenditures are anticipated to be, for the purchase of computers and office equipment to support the Company's continued growth. During the six months ended January 31, 1998, the Company also used approximately $1.3 million for payments under the agreement with Netscape.

  As of January 31, 1998, the Company is committed to noncancelable minimum payments totaling $16.7 million under operating lease agreements that expire at various times through 2003.

  At January 31, 1998, the Company had deferred revenues of $19.7 million representing primarily license fees to be earned in the future on noncancelable license agreements. In addition, the Company had billings in excess of revenues from advertising contracts of $782,000 at January 31, 1998.

  The Company believes that the net proceeds from this Offering, together with its available funds and cash flows expected to be generated by operations, if any, will be sufficient to fund its working capital and capital expenditure requirements for at least the next twelve months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced products and services, to respond to competitive pressures or to acquire complementary businesses or technologies. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, and such equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. There can be no assurance that additional financing will be available when needed on terms favorable to the Company or at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop or enhance products or services, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on the Company's business, results of operations or financial condition.

  Management has reviewed the Company's systems relating to Year 2000 concerns and believes that the costs for compliance will not be material to the Company.

                                   BUSINESS

  Lycos, "Your Personal Internet Guide," is a "New Generation Online Service" that offers a network of globally branded media properties and aggregated content distributed primarily through the World Wide Web. Under the "Lycos" brand, the Company provides guides to online content, aggregated third party content, Web search and directory services and community and personalization features. The Company seeks to draw a large number of viewers to its Websites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. The Company's recent acquisition of Tripod, Inc. allows Lycos to offer Internet users the ability to create personal homepages and join interest-based communities within the Tripod Website.

  Since its inception in June 1995, the Company has rapidly expanded into a global Internet resource used daily by millions of people throughout the world. The rapidly increasing number of Web users and ubiquitous worldwide access to the Internet have resulted in the emergence of the Web as a new mass medium. Jupiter Communications estimates that the Web viewer population will grow from approximately 49 million viewers in 1997 to approximately 116 million viewers by 2002, and that online advertising revenues will grow from approximately $940 million in 1997 to approximately $7.7 billion in 2002. Further, a growing number of users are transacting business over the Web, including trading securities, buying goods, purchasing airline tickets and paying bills. Jupiter Communications estimates that the value of goods and services purchased over the Internet will increase from $2.6 billion in 1997 to $37.5 billion in 2002.

  The Company is one of the leading online media services in terms of traffic, revenues and user reach, serving millions of information requests per day. According to RelevantKnowledge, the Company's Websites attracted over 15 million unique users during March 1998 and, according to Media Metrix, approximately 25% of all Web users visited the Company's Websites in such month. The Company generates revenues primarily through selling advertising and sponsorships, electronic commerce and by licensing its products and technology. The Company's Websites have become a widely accepted advertising medium for several prominent companies, including Coca-Cola, Disney, General Motors, Hilton, IBM and Visa. The Company has established electronic commerce and sponsorship relationships with several companies, including AT&T, Barnes & Noble, CDnow and Preview Travel and, since the beginning of fiscal 1998, has entered into electronic commerce and sponsorship arrangements providing for minimum contract revenues of more than $60 million over a three year period. In addition, Lycos has established strategic licensing and technological alliances with some of the world's leading corporations, including such companies as Bertelsmann, Microsoft and Viacom.

  The Company's ability to easily adapt its technology in a variety of languages has made its service a popular global Internet destination, widely accessible to users throughout the world. In order to expand the international distribution of the Company's services, in May 1997, the Company entered into a joint venture with Bertelsmann AG to launch local versions of the Lycos service throughout Europe, and, in March 1998, the Company entered into a joint venture agreement with Sumitomo Corp. and Internet Initiative Japan, Inc. ("IIJ") to offer a localized version of the Lycos service in Japan. The Company has also recently entered into a license agreement with LG Internet, Inc. to offer a localized version of the Company's services in Korea. The Company currently offers localized versions of the Lycos service in Austria, Belgium, France, Germany, Italy, Japan, Korea, Luxembourg, Spain, Sweden, Switzerland, the Netherlands and the United Kingdom.

STRATEGY

  The Company's objective is to continue to draw a large number of viewers to its New Generation Online Service by providing a network of globally branded media properties and aggregated content to users free of charge and making them as easily accessible as possible throughout the world. Key elements of the Company's strategy include:

  Aggressively Extend Brand Name Recognition. The Company believes that continuing to enhance its brand name recognition will be increasingly important as greater numbers of consumers look to the Internet as a key source of information, entertainment and commercial activity. The Company seeks to continue its brand expansion through advertising campaigns, personalization of its product line, international partnerships and distribution relationships. The Company is also extending the Lycos brand name by licensing its products for use in other media, such as books and CD-ROMs.

  Enhance, Expand and Personalize the Company's Content and Services. Lycos intends to enhance its products and services with additional content, features and functionality to maintain its position as a leading New Generation Online Service. The Company's strategy is to differentiate its products and services from competing companies and increase user loyalty and retention through the availability of personalized offerings and by expanding the breadth and depth of its services such that it maintains its position as one of the most popular destinations on the Web. In order to expand the Company's product offerings, the Company has completed acquisitions of businesses, technologies, content and services that are complementary or related to the Company's operations and may pursue other acquisitions in the future. The Company also incorporates into its products and services new technologies developed internally or licensed from other companies which it believes will further differentiate its offerings and provide viewers with a richer, more satisfying Internet experience.

  Expand Online Community. The Company seeks to make the Lycos service the first and most frequent stop for Internet users. The Company believes one of the most effective ways to achieve this is through the creation of a sense of online community which, in turn, results in increased user affinity to the site. Products and services such as free personal homepages, personalized e-mail, topic-based chat services, and personal homepage searches are designed to create a sense of community among users. By establishing a sense of community, the Company believes that users will both visit the site more frequently and remain at the site for a longer duration. The Company believes that community building will be a major source of traffic and brand loyalty in the future.

  Create Innovative Advertising Solutions. The Company believes that the traffic flow generated from its products and services provides an attractive platform for measurable, targeted, cost-effective and interactive advertising on the Internet. The Company combines technical skills with advertising industry expertise to provide differentiated solutions to advertisers, helping them exploit the capabilities of the Internet as an advertising medium. The Company actively seeks to develop innovative ways for advertisers to reach their target audiences through the Internet. The Company designs and offers customized packages which include the ability to change advertisements quickly and frequently, to link a specific search advertisment to a term or topic, to target advertisements based on user patterns and demographics, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics.

  Pursue Value-Added Electronic Commerce Solutions. The Company believes that Web-based electronic commerce will continue to grow as an increasing number of businesses and consumers embrace the Internet as a viable method of purchasing goods and services. The Company's strategy is to integrate its commerce offerings into the Lycos service based on the user's information needs. By integrating the commerce transaction into the online community and navigational process, the Company believes it will be able to better target products to potential customers and thereby achieve better results than those achieved by non-targeted electronic commerce sites and online malls. For example, through the Company's arrangement with Barnes & Noble, a user who types a search query on a particular topic will be presented with a link to the Barnes & Noble Website which contains a list of books on the related topic.

  Expand Distribution Through Strategic Alliances. In order to increase traffic to the Company's Websites and to extend the Lycos brand internationally, the Company seeks to enter into strategic relationships with business partners who offer content, technology and distribution capabilities as well as marketing and cross-promotional opportunities. In addition, the Company seeks to partner with key aggregators of users such as AT&T, Microsoft and Netscape in order to drive additional traffic to its sites. The Company also seeks to broaden its offering of localized versions of its products and services to users outside the United States. By creating sites in native languages with local content that are hosted locally, the Company believes that it can improve the experience for the international user. The Company has adopted a strategy of partnering with large local companies when entering a new international market in order to leverage the promotion, marketing and sales strengths of its partners and reduce the costs associated with global expansion. In addition, the Company believes local partners provide local expertise and infrastructure that give Lycos an advantage over its competitors.

RECENT ACQUISITIONS

  In February 1998, Lycos completed the acquisition of Tripod. Based in Williamstown, Massachusetts, Tripod was founded in 1992 and is one of the largest and fastest growing communities on the Internet, with a particular emphasis on the 18-34 year-old demographic. Tripod provides its over 1.4 million registered members with the ability to utilize Tripod's personal publishing tools to create free personal homepages on the Internet.

  Tripod's proprietary Homepage Builder technology allows Tripod members to build free personal Internet homepages in a quick and user-friendly manner. These homepages are both built and maintained on Tripod's Website (www.tripod.com). The user-created homepages can then be linked by the user to any of the community "pods" maintained by Tripod. Within the interest-based community pods, user-created homepages are combined with professional content from Tripod's editorial staff. Tripod currently maintains over 65 community pods and hosts over 2.7 million member-created pages on its Website. Similar to Lycos, Tripod derives its revenues primarily from advertising, sponsorships and electronic commerce.

  In April 1998, Lycos acquired WiseWire, a leader in delivering targeted content to Websites. WiseWire finds, filters and organizes content on the Internet using proprietary intelligent agent technology while building online communities through content personalization. WiseWire offers a series of products which personalize content to specific customer needs. For instance, WiseWire's Community Directory product offers a dynamic online directory of continually updated content, hierarchically organized allowing end-users to contribute to the evolution and quality of information. WiseWire's automated processing and categorization of Websites into a directory format offers more current listings to users and a less expensive ongoing cost structure for the Company compared to traditional manually created directories.

PRODUCTS

  The Company offers a comprehensive suite of products and services through its network of globally branded media properties. The Company's Websites, which can be accessed through the Lycos homepage at www.lycos.com, provide users with premier Internet navigation functionality, personalized information resources and online community products. These products and services are developed internally by the Company or licensed by the Company from third parties.

  PREMIER NAVIGATION FUNCTIONALITY

  Lycos offers its users the ability to quickly and easily find information on the Web by searching through the Company's index of Web documents. Lycos' primary search and navigation products include:

    The Lycos Search. Using the Lycos Search, a user may enter a search term or terms and review a list of the best matches from all indexed Web pages. The search results also provide a direct hypertext link to the actual pages matching the search. The Company believes that its proprietary Lycos Search provides one of the most comprehensive indices of the Web and is differentiated from other catalogs based on its speed, ability to index non-textual information (e.g., pictures and sounds) and relevancy of search results. In addition to searching the Web, users can search for discussion groups and personal homepages.

    Lycos Guides and Directories. In order to give users an easy-to-use framework in which to efficiently explore and utilize the wealth of content on the Internet, Lycos maintains a series of Web guides and directories, including WebGuides, Top 5% Sites and CityGuide. Lycos' topic-based WebGuides provide categorized areas of interest that enable users to browse through groupings of related information.

  WebGuide topics include, among others, Business, Education, Entertainment, Fashion, Sports and Travel. Each of the WebGuides contains a news briefing on each topic area and hypertext links to topic sites that allow users to find relevant information quickly. The WebGuides incorporate the WiseWire technology which is an automated system of compiling data into a directory format, enabling the Company to offer a more current directory to users. Top 5% Sites guide is a collection of critical reviews of what the Company considers to be among the most popular sites on the Web. Top 5% Sites permits users to focus on high quality sites and read critical reviews to determine if the sites are likely to be of interest. Similarly, CityGuide is a collection of guides to more than 1,200 cities throughout the world which gives the virtual traveler a snapshot of life in each city or town and provides hypertext links to Websites that best reflect the hot spots, history and day-to-day living of each city.

  PERSONALIZED CONTENT AND INFORMATION RESOURCES

  In order to provide the most personalized and comprehensive experience to the Lycos user, the Company has developed and integrated a series of products which allow the user to quickly and easily obtain relevant information. By providing the ability for users to personalize their Lycos experience and access personally important information, the Company believes it provides a value-added service to users which increases their overall utilization of the Company's Websites. Lycos' personal information resource products include the following:

    Personal Guide and Email. The Personal Guide by Lycos automatically delivers a personalized view of the Lycos service, including news, weather, stock quotes, sports scores, horoscopes, lottery results, local television listings and Website reviews, all based on the user's personal specifications. Tailored to each individual's preferences, the Personal Guide enhances and personalizes the user's Internet experience by eliminating unwanted information and quickly filtering the most relevant information to the user. The Personal Guide also features a unique contact management service which allows the Lycos Personal Guide user to maintain a linked, self-updating address book and scheduler. Lycos also offers its users a free personalized Web-based e-mail account which can be accessed using an easy-to-use interface from any computer with an Internet connection. As Lycos Email users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely.

    Personal and Business News. The Lycos News service provides comprehensive, around-the-clock coverage of news from around the world and allows users to search news stories provided by leading news sources such as Reuters. Personal financial information is also accessible through the Company's StockFind product offering. StockFind provides financial information on publicly held companies, mutual funds, money market funds and the major financial indices and allows users to chart stock prices, track their personal investment portfolios and receive the latest business and company-specific news. Similarly, Lycos' Companies Online, built in cooperation with Dun & Bradstreet, provides searchable access to a vast amount of information on more than 100,000 public and private companies, organized into 14 different industry groups. This service offers a way for users to gather highly relevant information, including management, annual sales, ownership structure, DUNS number, and provides a direct link to the Company's Website.

    Reference Services. Lycos provides a vast array of products for its users to locate other individuals, businesses, products and places. PeopleFind, a comprehensive home address, e-mail address and phone number directory, assists users in locating individuals worldwide. Yellow Pages, offered in cooperation with GTE, allows users to locate businesses throughout the United States by searching according to category, business name, business address or keyword. Furthermore, once the user locates a business or a service provider, the user is able to obtain contact information as well as directions to and a map of the business location. Lycos Classifieds offers a convenient way for users to both buy and sell goods and services online. Additionally, Lycos' RoadMaps product allows users to search for and obtain driving directions to any street address in the United States and map that address.

  ONLINE COMMUNITY PRODUCTS

  Lycos believes that as the Internet continues to grow, online communities will become an increasingly important aspect of a user's online experience. Communities are groupings of Internet users organized around topics or areas of interest in such a way that the user actively contributes to both the dialogue and content within the community. Lycos believes that as users become involved with the various Lycos online community products and services, they become more likely to return to the site in the future. Consequently, Lycos seeks to develop an active, loyal user base by building significant community features into the Lycos Network through the following online products:

    Chat. Chat creates a "virtual community" in which a participant can interact in real-time group or one-on-one discussions or participate in moderated events, buddy lists and bulletin boards. Lycos' chat rooms are arranged around multiple topics of interest including romance, entertainment and current events.

    Homepages. Through Tripod, Lycos provides users with the ability to create free personal homepages which are built and maintained on Tripod's Website. Utilizing a variety of proprietary personal publishing tools, Tripod users are able to quickly and easily create fully personalized Web-based homepages with Tripod's proprietary Homepage Builder technology. Once created by the user, personal homepages can be linked to any of the over 65 community pods currently maintained by Tripod. Within the community pods, Tripod's editorial staff provides content and organization among a variety of issues and areas of interest. Tripod's Website can be found at www.tripod.com.

ADVERTISING REVENUE

  The Company currently derives a substantial portion of its revenues from the sale of advertisements on its Websites, primarily through banner advertisements and sponsorships. Advertising contracts are primarily sold as:
(1) a "run of site" contract under which a customer is guaranteed a number of impressions; (2) a "key word" contract in which a customer purchases the right to advertise in connection with specified word searches; or (3) a "targeted" contract where the customer purchases a specified number of impressions in one of the Web Guides or on a specified page or service.

  Advertising revenue is generated by placing banner advertisements on any of the Web pages that are displayed on the Company's Websites. From each advertisement banner, a viewer can link directly to the advertiser's Website, thus affording the advertiser the opportunity to directly interact with a potential customer. The Company's advertising revenues are derived principally from advertising contracts, which generally have a term of one to twelve months, in which the Company guarantees a number of impressions (an impression is a one-on-one view of an advertisement by the end user) for a fixed fee or on a per-impression basis with an established minimum fee. The Company also sells advertising on a keyword basis that links an advertisement to a specific search term or topic (for example, when "automobile" is searched, an automotive or car manufacturer advertisement appears) and in Web Guides that link an advertisement to a topic of interest. Keyword and Web Guide advertising permit advertisers to target advertisements to selected audiences.

  The Company advises customers on advertisement placement and design, enabling them to develop more dynamic advertisements and monitor the advertisements for effectiveness. To facilitate these services, the Company provides advertisers with online reports showing advertising impressions and the number of times users "click on" an ad to visit the advertiser's site. The Company's standard rates for advertising range from $16 to $100 per one thousand impressions depending on such factors as the contract length, ad placement within the site and the targeted nature of the ads.

  The Company employs an experienced, direct sales force to address the new and evolving requirements of the Internet advertising market. The Company has hired the majority of its sales force from the advertising industry because it believes that an experienced sales force is critical to initiate and maintain relationships with advertisers and advertising agencies. The Company employs advertising sales personnel in New York, San Francisco, Boston, Pittsburgh, Chicago, Dallas, Philadelphia and Los Angeles. International advertising territories are handled primarily by the Company's joint venture partners in Europe and in Japan, and by LG Internet in Korea. See "--Strategic Alliances."

ELECTRONIC COMMERCE REVENUE

  Lycos believes electronic commerce is a natural extension of the Company's search and navigation services. Through electronic commerce, the Company partners with merchants to integrate their products into the Lycos service, making them available for sale to the Company's users. In its electronic commerce arrangements, the Company generally receives a fixed fee and a share of the proceeds from online sales. In addition, the Company benefits from promotional and branding opportunities available from its merchant partners which create greater demand for the Company's online services. In furtherance of its strategy to pursue electronic commerce opportunities, during the first quarter of fiscal 1998, the Company began selling advertising placements and links separate from the space normally reserved for banner advertisements. These arrangements are known as sponsorships because they typically involve the placement of an advertisement or link in a topical Web Guide or on a search results page as though the advertiser was sponsoring the content on a specific page. The ad or link is programmed to appear prominently on the same spot on the page, each time that page of the Web Guide is called for by the user.

  These electronic commerce agreements typically have one to three year terms. In some instances, the Company has entered into exclusive sponsorship arrangements for certain commercial categories.

  The Company's electronic commerce relationships include, among others, agreements with the following entities:

    . American Greeting Corporation--providing Lycos users with the opportunity to send traditional and electronic greeting cards;

    . AT&T--providing Internet access for Lycos Online as well as the ability for Lycos users to purchase telecommunication services over the Internet;

    . AutoConnect, LLC--providing Lycos users with the opportunity to purchase used cars through Lycos' Auto Web Guide, the Lycos Shopping Network and other contextually relevant areas on the Company's Website;

    . Barnes & Noble, Inc.--providing Lycos users with the opportunity to purchase books throughout the Company's Website;

    . CDnow, Inc.--providing Lycos users with the opportunity to purchase compact discs and other music-related items;

    . Preview Travel, Inc.--providing Lycos users with the opportunity to book travel arrangements from contextually relevant areas on the Company's Website; and

    . NetSelect, Inc. (Realtor.com)--providing Lycos users with listings of residential real estate through Lycos' Real Estate Web Guide and other contextually relevant areas on the Company's Website.

  Lycos believes that the market for electronic commerce will continue to demonstrate significant growth and that the Company is well positioned to offer vendors an attractive medium through which they may participate in the electronic commerce market. The Company further believes its high-traffic levels, established brand and favorable user demographics will allow the Company to capture increasing portions of such electronic commerce transactions in the future.

LICENSING REVENUE

  The Company licenses its products and technology to leading corporations to establish and promote its products and services as a ubiquitous, branded media service. The Company's strategy is to license its products and technology to a wide-range of companies seeking to enhance the value of their Internet products and services. These companies include media companies, telecommunications companies, online service providers, software providers and publishers. In most partner arrangements, the Company receives a license fee, maintenance fees for product updates and, where applicable, a share of the advertising revenues, subscription fees or product sales received by licensees. The partner agreements generally have terms of one to three years. The Company generally co-brands its products with the products offered by the partner in order to preserve and enhance Lycos brand recognition. The Company's product offerings enable its partners to provide a comprehensive set of Internet navigational services and to maintain the up-to-date information required by their viewers to keep up with the rapid growth of the Internet without incurring the extensive costs associated with the internal development of such products. In addition, the Company's licensing arrangements enable the Company to create multiple points of entry and alternative distribution channels for the Company's products and services, build brand awareness, and expand without the associated infrastructure costs. Lycos has licensed its technology and brand to numerous partners, including Bertelsmann, GTE, Microsoft and Viacom. See "--Strategic Alliances."

BRANDING

  As one of the most popular sites on the Web, the Company believes that it has a strong, global brand name and presence. Lycos markets itself as "Your Personal Internet Guide" with the tagline of "Get Lycos or get lost." This brand positioning supports Lycos' strategy of providing a contemporary "New Generation Online Service" combining navigation and community. The Company's strategy is to build brand awareness through an integrated plan utilizing online and traditional media, public relations and promotions. The Company's 1997 much-publicized "Sherpa" television spot was run during prime time network shows in New York, Seattle, San Francisco and Boston, four of the largest Internet markets in the United States. The Company's media campaign has also included traditional media such as local radio and print advertising in consumer and trade magazines. The Company also significantly cross-promotes through advertising in online media. In addition, the Company is the sponsor of a NASCAR race car in the Busch Grand National Series and is the sponsor of a joint marketing program with the New Line Cinema movie "Lost in Space." The Company plans to continue to promote its brand through traditional and online media in order to increase brand awareness and increase usage of the Lycos and Tripod sites.

STRATEGIC ALLIANCES

  In order to increase traffic to the Company's Websites and to extend the Lycos brand internationally, the Company seeks to enter into strategic relationships with business partners who offer content, technology and distribution capabilities as well as marketing and cross-promotional opportunities. In furtherance of this strategy, the Company has established the following strategic relationships:

    Lycos Europe. In May 1997, the Company entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation service throughout Europe. The joint venture, named Lycos Bertelsmann GmbH & Co. KG ("Lycos Bertelsmann"), is owned 50% by Lycos and 50% by Bertelsmann, and was formed to develop local Internet navigation centers for up to 37 Eastern and Western European countries. Bertelsmann Internet Services, a subsidiary of Bertelsmann AG (the world's third-largest media company), has committed to provide $10 million in start-up capital, infrastructure and employees for the venture while Lycos provides the core technology, technical expertise and the Lycos brand name. The joint venture leverages Bertelsmann's expansive media network to secure content, distribution and local presence with Lycos' technology and brand to create a formidable strategic alliance.

    Lycos Japan. In March 1998, Lycos established Lycos Japan KK as the basis for a joint venture to promote and operate a Japanese version of Lycos' Website. Lycos' joint venture partners are Sumitomo Corp., one of the largest conglomerates in Japan, and Internet Initiative Japan ("IIJ"), Japan's largest Internet service provider. Lycos owns 40% of the joint venture.

    Lycos Korea. In January 1998, Lycos licensed its catalog of Websites and its search technology to LG Internet, Inc. (a member of the LG--formerly Lucky Goldstar--group of companies, one of Korea's largest conglomerates) for the promotion and operation of a Korean version of the Lycos Website. The Company will receive a portion of revenues derived from the sale of advertising, electronic commerce and other sources.

    The Microsoft Active Channel Guide. Lycos was selected by Microsoft as the exclusive developer and operator of the Microsoft Active Channel Guide on Microsoft Internet Explorer 4.0. The Active Channel Guide provides users of Microsoft Internet Explorer 4.0 easy access to a variety of Internet channels, including news, sports, business, entertainment and lifestyle. By utilizing Lycos' proprietary search technology, the Active Channel Guide enables users to quickly and easily locate specific channels of interest from the many being developed all over the world for Internet Explorer 4.0. The Active Channel Guide prominently displays the Lycos logo, providing brand exposure to the multitude of Microsoft Internet Explorer 4.0 users across the world. In addition, Lycos is the provider of search services to the World Wide Web from within the Active Channel Guide.

    AT&T WorldNet. In April 1998, the Company entered into an agreement with AT&T WorldNet to provide users of the Company's services a variety of AT&T services through a co-branded Personal Communications Center available on the Company's Websites. This service, co-branded as "Lycos Online Powered by AT&T WorldNet Service," will provide users with an easily accessible portal to the Web and will serve as the user's gateway to AT&T's telecommunications services that can be ordered and billed electronically. Through this alliance, Lycos will also offer various services and content on AT&T's Websites.

    Netscape Premier Search and Navigation Provider. On May 19, 1998, the Company renewed its one year "Premier Provider" agreement with Netscape for an additional one-year term. As a result, the Company has been designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser through May 31, 1999. This premier positioning on this highly-trafficked service provides branding and promotion as well as a source of distribution for the Company's products and services. See "Risk Factors--Dependence on Netscape, Microsoft and Other Third Party Relationships."

    Strategic Investments. Lycos has recently made strategic investments in two Internet service companies whose products are integrated into the Lycos services. In March 1998, Lycos acquired a 9.9% ownership stake in GlobeComm, Inc. (iName), a leading global provider of free Web-based e-mail products, in exchange for shares of the Company's Common Stock valued at $4.0 million at the time of the transaction. Lycos utilizes GlobeComm's e-mail products to provide free, Web-based e-mail to Lycos users. Additionally, in April 1998, Lycos acquired a 14.8% ownership stake in Sage Enterprises, Inc. (PlanetAll) in exchange for shares of the Company's Common Stock valued at $2.5 million at the time of the transaction. Launched in November 1996, PlanetAll provides through the Internet free core contact management services to its over 1 million registered members. PlanetAll allows its members to maintain an "Active Address Book" which is always up-to-date because each person in an Active Address Book maintains his or her own record over the Internet. Lycos has integrated PlanetAll's product offering into its personalization products.

TECHNOLOGY; INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company believes that its innovative, proprietary technology favorably differentiates Lycos from its competitors. Currently, the underlying database for most Internet search engines is created through the use of "spiders," which are software programs that autonomously roam the Web by following hypertext links, automatically identifying and collecting material to be included in the database. The Lycos database (i.e. the Lycos Catalog) is continually updated with the Company's proprietary spider indexing technology that enables it to efficiently collect and organize information on millions of Web pages and links. The Company's spider technology differentiates the Lycos Catalog and related products and services in the following ways:

    Using Popularity to Guide the Exploration. The Company believes that the Lycos spider technology is the only indexing technology that uses popularity as a basis for searching Web pages. The Lycos spider determines the most popular pages on the Web by using proprietary algorithms to track the number of external hypertext links to each Web page. The Company also uses popularity ranking to determine how frequently the Web pages should be revisited, ensuring that the most popular pages in the Lycos Catalog are updated most frequently.

    Relevancy. The ability of a catalog to deliver relevant responses which closely match the search query of the user depends upon the comprehensiveness of the underlying database and the accuracy of the retrieval software. The Company believes that its retrieval software, which uses position, frequency and proximity of words to assign relevancy scores, together with the comprehensiveness of the Lycos search engine, enables the Lycos Catalog to deliver more relevant search results.

    Ability to Index Non-Textual Pages. The Internet contains many resources which are non-textual, such as images, sounds, movies and executable programs. The Lycos spider extracts the addresses of Web pages while also retaining text describing each link within those pages thereby indexing non-textual objects. The Company believes that its spider indexing technology differentiates its products and services with the ability to index these non-textual, multimedia pages.

    Advanced Search Functionality. Lycos offers users an advanced search functionality which allows users to control the order in which their results are ranked by adjusting the importance of key search metrics. Users are guided on how to best use the array of search operators available for adjusting searches to deliver results which specifically meet their search needs. The Company believes it is the only major Internet navigation service to allow users to personally rank the relevancy of key search metrics when performing a search.

  The Lycos search and indexing technology was developed at Carnegie Mellon University ("CMU"). In June 1995, the Company entered into a license agreement with CMU (the "License Agreement") pursuant to which CMU granted to the Company a perpetual, worldwide right to use and sub-license the Lycos search and indexing technology and the Lycos Catalog and other intellectual property rights associated therewith, including the "Lycos" and "The Lycos Catalog of the Internet" trademarks and the domain name lycos.com, subject to the payment of certain specified royalties. The license has been granted to the Company on an exclusive basis, but is non-exclusive with respect to certain subcomponents of the licensed technology. The key search and indexing technology underlying the Lycos Catalog, as well as the Lycos Catalog and Lycos trademarks and logo, are licensed to or owned by CMU and licensed to the Company pursuant to the License Agreement.

  CMU has been issued a patent in the United States relating to Lycos' search and indexing technology. There can be no assurance that such patent will not be challenged, and if such challenges are brought, that the patent will not be invalidated.

  Lycos(R) is a registered trademark of CMU. All other trademarks and service marks used in this Prospectus are the property of Lycos or their respective owners.

  The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and with its consultants and partners. The Company has registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. There can be no assurance that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

  There have been substantial amounts of litigation in the computer industry regarding intellectual property rights. There can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights, or that the Company will counterclaim against any such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Risk Factors--Intellectual Property and Proprietary Rights."

RESEARCH AND DEVELOPMENT

  The Company believes that developing new and enhanced services and technology is necessary to remain competitive. Accordingly, the Company intends to continue to make investments in research and development, including developing, licensing or acquiring new technologies. Research and development expenses were approximately $4.3 million and $906,591 in the fiscal years ended July 31, 1997 and 1996, respectively.

COMPETITION

  The market for Internet products and services is highly competitive. Furthermore, the Company expects the market for Internet advertising to become intensely competitive. The Company believes the principal competitive factors in this market are name recognition, performance, ease of use, variety of value-added services, features and quality of support.

  A number of companies currently offer competitive products in the Company's target markets. The primary competitors of the Company's products and services are other companies providing online services and include America Online (including CompuServe), Digital Equipment Corporation's Alta Vista, Excite Inc. (including WebCrawler), Infoseek Corporation, Prodigy Services, Inc. and Yahoo! Inc. In addition, a number of companies offering Internet products and services, including direct competitors of the Company, recently have begun to integrate multiple features within the products and services they offer to consumers. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving, competitors of the Company. For example, the Web browsers offered by Netscape and Microsoft, which are the two most widely-used browsers and substantial sources of traffic for the Company, may incorporate and promote information search and retrieval capabilities in future releases or upgrades that could make it more difficult for Internet viewers to find and use the Company's products and services. Microsoft recently licensed products and services from Inktomi Corporation ("Inktomi"), a direct competitor of the Company, and has announced that it will feature and promote Inktomi services in the Microsoft Network and other Microsoft online properties. The Company expects that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft Network or through other Microsoft-affiliated end-user services such as MSNBC or WebTV Networks, Inc. In addition, Microsoft and Netscape have announced an intention to introduce Websites offering services which are similar to those currently offered by the Company in combination with Internet navigation features. Specifically, Microsoft has introduced its own Internet search and navigation product offering under the name "Start." Furthermore, Netscape has recently announced its intention to launch its own "portal" Website, which will offer services similar to those currently offered by the Company and which are expected to compete with the Company's services. Also, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. In the event such companies develop such "portal" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's business, results of operations and financial condition. Further, entities that sponsor or maintain high-traffic Websites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or ISPs such as Microsoft and America Online, Inc. currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions competitive with those offered by the Company, or could take actions that make it more difficult for viewers to find and use the Company's products and services. Continued or increased competition from such consolidations, integration and strategic relationships involving competitors of the Company could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

  The Company also competes directly with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously and indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Tripod competes with other community-based Websites including GeoCities, Inc. and Angelfire Communications, Inc. In the future, the Company may encounter competition from providers of Web browser software and other Internet products and services that incorporate search and retrieval features into their offerings. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. Furthermore, the Company may also compete with online services and other Website operators as well as traditional offline media such as print and television for a share of advertisers' total advertising budgets. See "Risk Factors--Intense Competition."

EMPLOYEES

  As of April 30, 1998, Lycos and its subsidiaries employed 285 persons. None of the Company's employees are represented by a labor union and Lycos considers its employee relations to be good.

PROPERTIES

  The Company's corporate headquarters is located in an approximately 77,000 square foot office facility in Waltham, Massachusetts, under a lease which expires in June 2003. The Company also leases facilities in Pittsburgh, Pennsylvania under separate leases that expire in March 2000, November 2000 and April 2001, used for research and development, sales and service operations. The Company also maintains a sales office in New York, New York under a lease which expires in April 2002 and a sales office in San Francisco, California under a lease which expires in March 2002. Lycos also maintains a corporate office for Tripod in Williamstown, Massachusetts, under a lease which expires in July 1999. Additionally, Lycos maintains a sales office for Tripod in New York, New York under a lease which expires in October 2000. The Company believes that its current facilities are adequate for its current needs.

  The Company maintains substantially all of its computer systems at its Pittsburgh, Pennsylvania site. The Company's operations are dependent in part upon its ability to protect its operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of the Company's products and services which could have a material adverse effect on the Company's business, results of operations and financial condition.

LEGAL PROCEEDINGS

  The Company is a party to legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company's business, results of operations and financial condition.

                                  MANAGEMENT

  The directors, executive officers, and key employees of the Company are as follows:

         NAME           AGE                       POSITION
         ----           ---                       --------
Robert J. Davis.......   41 President, Chief Executive Officer and Director
                            Chief Operating Officer, Chief Financial Officer and
Edward M. Philip......   33 Secretary
Sangam Pant...........   33 Vice President of Engineering
Mark G. Simmer........   37 Vice President of Online Media
Jan R. Horsfall.......   38 Vice President of Marketing
David G. Peterson.....   40 Vice President of Advertising Sales
Thomas E. Guilfoile...   33 Vice President of Finance and Administration
Jeffrey J. Crown......   39 Vice President of Business Development
Bo Peabody............   27 Chief Executive Officer of Tripod
John M. Connors, Jr...   55 Director
Daniel J. Nova........   36 Director
Richard H. Sabot......   54 Director
David S. Wetherell....   43 Director

  Robert J. Davis has served as President, Chief Executive Officer and Director of the Company since its inception in June 1995. From January 1993 to June 1995, Mr. Davis served as Vice President of Sales at Cambex Corporation, a manufacturer of computer-related products. From January 1982 to January 1993, Mr. Davis was employed by Wang Laboratories, a computer manufacturer, in various sales and marketing positions, including Director of United States Commercial Sales and Marketing and Director of Worldwide Marketing. Mr. Davis holds a Bachelor of Science degree, with highest honors, from Northeastern University and a Master in Business Administration from Babson College.

  Edward M. Philip has served as Chief Financial Officer and Secretary of the Company since December 1995 and Chief Operating Officer since December 1996. From July 1991 to December 1995, Mr. Philip was employed by The Walt Disney Company where he served in various finance positions, most recently as Vice President and Assistant Treasurer. From September 1989 to May 1991, Mr. Philip attended Harvard Business School. From August 1987 to June 1989, Mr. Philip was an investment banker at Salomon Brothers Inc. Mr. Philip received a Bachelor of Science degree in Economics and Mathematics from Vanderbilt University and a Master in Business Administration from Harvard Business School. Mr. Philip is a director of VDI Media, Inc.

  Sangam Pant has served as Vice President of Engineering of the Company since April 1996. From December 1994 to March 1996, Mr. Pant was employed by AT&T where he served as Director of Internet Infrastructure Development with AT&T's New Media Services. Prior to his work with AT&T, Mr. Pant led the design and development of database systems at Interchange Network Company, and directed software development efforts for Ziff-Davis and Digital Equipment Corporation. Mr. Pant received a Master of Science degree in Electrical Engineering from the University of Florida and a Bachelor of Engineering degree in Electronics Engineering from Maharaja Sayajirao University in Baroda, India. Mr. Pant received a graduate degree from the Wharton School of Business in the Executive Master of Business Administration program. Mr. Pant also holds three patents and has published numerous papers in the area of distributed computing and database systems.

  Mark G. Simmer has served as Vice President of Online Media for the Company since October 1996, and previously served as its Editor-in-Chief since March 1996. From 1995 to 1996, Mr. Simmer served as a consultant to Point Communications, a Website ratings and review service acquired by Lycos in October 1995. From 1985 to 1995, Mr. Simmer was a Managing Editor and Executive Producer for Seattle-based King Broadcasting Company. Projects he supervised have won awards from the Seattle Chapter of the National Academy of Television Arts and Sciences, the Associated Press, and the Robert F. Kennedy Foundation. Mr. Simmer holds a Bachelor of Science degree in Political Science from Willamette University and completed the graduate professional program at the University of Missouri School of Journalism. From 1987 to 1989, Mr. Simmer also served as Adjunct Professor of Communication Studies at Whitworth College.

  Jan R. Horsfall has served as Vice President of Marketing of the Company since October 1996. Mr. Horsfall was formerly the Vice President of Brand Strategy for The Valvoline Company. In that capacity, Mr. Horsfall directed all consumer promotion, online interactive development, product portfolio management, consumer research and trade marketing. Previously, Mr. Horsfall was the Director of Marketing and Advertising for Valvoline and held various sales and marketing positions with that company since 1982. Mr. Horsfall holds a Bachelor of Science degree in marketing from Colorado State University and completed the Executive Development Program for Senior Management at the University of Indiana at Bloomington.

  David G. Peterson has served as Vice President of Advertising Sales of the Company since December 1996. From 1985 to 1996, Mr. Peterson served in various sales positions at International Data Group ("IDG"), most recently as Associate Publisher of Computerworld, where he was responsible for all U.S. advertising sales operations and managed seven regional offices. Previously, Mr. Peterson also held such positions within IDG as Vice President of Eastern Advertising Sales, Regional Vice President of New England Advertising Sales and District Manager. Mr. Peterson holds a Bachelor of Arts degree in Economics from the University of New Hampshire and a Master of Business Administration from Northeastern University.

  Thomas E. Guilfoile has served as Vice President of Finance and Administration since December 1996 and Controller since February 1996. From July 1986 to January 1996, Mr. Guilfoile was employed by Ernst & Young LLP, most recently as Senior Manager in the Entrepreneurial Services Group. While at Ernst and Young, Mr. Guilfoile provided both audit and consulting services to both privately held and publicly traded organizations, primarily in the high-tech area with a focus on companies in the Information, Communications and Entertainment industries. A Certified Public Accountant, Mr. Guilfoile is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants; and a former member of the Board of Directors of the Smaller Business Association of New England. Mr. Guilfoile holds a Bachelor of Business Administration degree in accounting from the University of Notre Dame.

  Jeffrey J. Crown has served as Vice President of Business Development since July 1997 and previously served as Director of Business Development since January 1996. Mr. Crown was formerly the Director of Sales and Marketing for Xyvision, Inc. and has 15 years of technical sales and marketing experience at McDonnell Douglas and Auto-trol Technology Corporation. Mr. Crown holds a Bachelor of Science in Marketing/Industrial Sales from Penn State University.

  Bo Peabody is a founder of Tripod, Inc. and has served as its Chief Executive Officer since its inception in 1994. Mr. Peabody holds a Bachelor's degree in Political Philosophy and Sociology from Williams College.

  John M. Connors, Jr. has served as a Director of the Company since June 1996. Since 1995, Mr. Connors has served as Chairman of the Board of Directors and, since 1968, as Chief Executive Officer of Hill, Holliday, Connors, Cosmopulos, Inc., a leading full-service marketing communications company. Mr. Connors is the Chairman of the Board of Partners HealthCare System, a member of the Board of Trustees of Boston College and a member of the Board of Directors of the John Hancock Mutual Life Insurance Company, Geerlings and Wade, Inc. and WellSpace, Inc. He is also past Chairman of the Board of the Wang Center for the Performing Arts, and he currently serves as a member of the Board of Directors of the Boys and Girls Clubs of Boston. Mr. Connors is a graduate of Boston College.

  Daniel J. Nova has served as a Director of the Company since July 1995. Mr. Nova has served as a general partner of Highland Capital Partners III Limited Partnership, a venture capital partnership, since June 1996. Since June 1996, Mr. Nova has also served as a managing member of the general partner of Highland Entrepreneurs' Fund III Limited Partnership, a venture capital partnership. From January 1995 to July 1996, Mr. Nova served as a general partner of CMG@Ventures, a venture capital firm and a significant stockholder of the Company, and as Vice President of CMG@Ventures, Inc., the managing general partner of CMG@Ventures. From June 1991 to January 1995, Mr. Nova was a senior associate at Summit Partners, a venture capital firm. From September 1989 to May 1991, Mr. Nova attended Harvard Business School. From June 1983 to August 1989, Mr. Nova was employed by Wang Laboratories, a computer manufacturer, in various sales and management positions. Mr. Nova received a Bachelor of Science degree with honors in Computer Science and Marketing from Boston College and a Master in Business Administration from Harvard Business School.

  Richard H. Sabot has served as Director of the Company since May 1998. Mr. Sabot currently serves as Executive Vice President of Tripod, Inc., a wholly-owned subsidiary of Lycos, and has been with Tripod since its inception in 1994. Mr. Sabot is the John J. Gibson Professor of Economics at Williams College where he has taught since 1984. Previous to his tenure at Williams, Mr. Sabot spent ten years at the World Bank researching the role of human capital accumulation in the development process. Mr. Sabot received an undergraduate degree from the University of Pennsylvania and a Doctorate of Philosophy in Economics from Oxford University in England.

  David S. Wetherell has served as a Director of the Company since July 1995. Mr. Wetherell has served as Chairman of the Board, President, Chief Executive Officer and Secretary of CMG Information Services, Inc. ("CMGI") since 1986 and as a general partner of CMG@Ventures, a venture capital firm and a significant stockholder of the Company, and President of CMG@Ventures, Inc., the managing general partner of CMG@Ventures, since January 1995. He has served as Chairman of the Board of SalesLink Corporation, a literature fulfillment business, since it was formed in 1990. From 1982 until joining CMGI in 1986, Mr. Wetherell was co-founder and President of Softrend, Inc., a microcomputer software publisher. Mr. Wetherell is the founder of BookLink Technologies, a CMGI subsidiary which was sold to America Online in 1994. Mr. Wetherell received a Bachelor of Science degree in Mathematics and Education from Ohio Wesleyan University.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1998 (i) by each person who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by the Selling Stockholder, (iii) by each director of the Company, (iv) by the Chief Executive Officer and the next four most highly compensated executive officers of the Company (the "Named Executive Officers") who beneficially held shares of the Company's Common Stock as of such date and (v) by all executive officers and directors of the Company as a group. Except as otherwise noted, each person maintains a business address c/o Lycos, Inc., 400-2 Totten Pond Road, Waltham, Massachusetts 02154, and has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days following April 30, 1998, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of April 30, 1998, there were 16,530,772 shares of Common Stock outstanding.

                               SHARES                              SHARES
                         BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                           BEFORE OFFERING        NUMBER       AFTER OFFERING
                         ---------------------   OF SHARES   ---------------------
                           NUMBER    PERCENT   BEING OFFERED   NUMBER    PERCENT
                         ----------- --------- ------------- ----------- ---------
CMG Information            6,188,875    37.4%     250,000      5,938,875    32.0%
 Services, Inc.(1) .....
 100 Brickstone Square
 Andover, MA 01810
FMR Corp.(2)............   1,764,830    10.7%         --       1,764,830     9.5%
 82 Devonshire Street
 Boston, MA 02109
DIRECTORS
David S. Wetherell(3)...       7,504       *          --           7,504       *
 c/o CMG Information
 Services, Inc.
 100 Brickstone Square
 Andover, MA 01810
Daniel J. Nova..........       9,668       *          --           9,668       *
 c/o Highland Capital
 Two International Place
 Floor 22
 Boston, MA 02110
John M. Connors,               6,666       *          --           6,666       *
 Jr.(4).................
 c/o Hill, Holliday,
 Connors, Cosmopulos,
 Inc.
 200 Clarendon Street
 Boston, MA 02116
Richard H. Sabot(5).....      85,278       *          --          85,278       *
 c/o Tripod, Inc.
 160 Water Street
 Williamstown, MA 01267

                                SHARES                              SHARES
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                            BEFORE OFFERING        NUMBER       AFTER OFFERING
                          ---------------------   OF SHARES   ---------------------
                            NUMBER    PERCENT   BEING OFFERED   NUMBER    PERCENT
                          ----------- --------- ------------- ----------- ---------
NAMED EXECUTIVE OFFICERS
Robert J. Davis(6)......      195,000     1.2%         --         195,000     1.0%
Edward M. Philip(7).....       22,906       *          --          22,906       *
Jan R. Horsfall(8)......       19,000       *          --          19,000       *
Jeffrey J. Crown(9).....       12,000       *          --          12,000       *
David G. Peterson(10)...        6,000       *          --           6,000       *
All executive officers
 and directors as a
 group
 (12 persons)(11).......    6,565,897    39.0%     250,000      6,315,897    33.6%

--------
*  Less than 1%.
(1) Includes 4,860,456 shares held by CMG@Ventures I, L.L.C. and 1,328,419 shares held by CMGI. Each of CMG@Ventures, Inc., the managing member of CMG@Ventures I, L.L.C., Mr. Wetherell, Chairman of the Board, President, Chief Executive Officer and Secretary of CMGI, an executive officer of CMG@Ventures, Inc. and a member of CMG@Ventures I, L.L.C., also may be deemed to be a beneficial owner of these 6,188,875 shares of Common Stock. CMGI, the sole stockholder of CMG@Ventures, Inc., may be deemed to be the beneficial owner of the 4,860,456 shares held by CMG@Ventures I, L.L.C. Each of CMG@Ventures, Inc., CMGI and Mr. Wetherell disclaims beneficial ownership except to the extent of his or its pecuniary interest. Includes 481,648 shares of Common Stock which CMG@Ventures I, L.L.C. has agreed to sell to the Company upon the exercise of options granted under the Company's 1995 Stock Option Plan.
(2) According to Schedule 13G filed with the Securities and Exchange Commission in January 1998.
(3) Includes 6,975 shares held by a trust for the benefit of Mr. Wetherell's children. Mr. Wetherell may also be deemed to be the beneficial owner of the 4,860,456 shares of Common Stock held by CMG@Ventures I, L.L.C. and the 1,328,419 shares of Common Stock held by CMGI, by virtue of his interest as a member of CMG@Ventures, his positions as an executive officer of CMGI and CMG@Ventures, Inc., as well as his stockholder interest in CMGI. Mr. Wetherell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
(4) Represents options to acquire 6,666 shares of Common Stock which are currently exercisable or become exercisable within 60 days.
(5) Includes options to acquire 12,159 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Sabot holds options to purchase 4,054 shares of Common Stock which become exercisable after 60 days.
(6) Includes options to acquire 195,000 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Davis holds options to purchase 226,500 shares of Common Stock which become exercisable after 60 days.
(7) Includes 1,000 shares of Common Stock held by Mr. Philip and options to acquire 21,906 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Philip holds options to purchase 193,446 shares of Common Stock which become exercisable after 60 days.
(8) Includes options to acquire 19,000 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Horsfall holds options to purchase 98,000 shares of Common Stock which become exercisable after 60 days.
(9) Includes options to acquire 12,000 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Crown holds options to purchase 92,000 shares of Common Stock which become exercisable after 60 days.
(10) Includes options to acquire 6,000 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition, Mr. Peterson holds options to purchase 98,000 shares of Common Stock which become exercisable after 60 days.
(11) Includes 4,860,456 shares held by CMG@Ventures I, L.L.C. and 1,328,419 shares held by CMGI. Mr. Wetherell, Chairman of the Board, President, Chief Executive Officer and Secretary of CMGI, an executive officer of CMG@Ventures, Inc. and a member of CMG@Ventures I, L.L.C., may be deemed to be a beneficial owner of these 6,188,875 shares of Common Stock. Includes options to acquire 285,731 shares of Common Stock which are currently exercisable or become exercisable within 60 days. In addition to the shares listed, the executive officers of the Company hold options to acquire an additional 943,946 shares of Common Stock which become exercisable after 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation as amended and restated (the "Certificate of Incorporation"), and by provisions of applicable law.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then outstanding Preferred Stock. The shares of Common Stock outstanding upon the effective date of this Prospectus are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any Preferred Stock that the Company may designate in the future.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. No shares of Preferred Stock will be outstanding immediately following the closing of this offering. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN CERTIFICATE OF INCORPORATION, BY-LAWS AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

  Classified Board and Other Matters. The Company's Board of Directors is divided into three classes, each of which serves for three years, with one class being elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified Board, stockholders may remove a director only for cause. Advance notice of stockholder nominations for the election of directors and any other matter to be brought before a meeting of stockholders will be required to be given in writing to the Secretary of the Company within the time periods specified in the Amended and Restated By-laws. The Certificate of Incorporation provides that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors or the President. The Certificate of Incorporation also provides that no action required or permitted to be taken at any Annual or Special Meeting of the Stockholders of the Company may be taken without a meeting, unless the unanimous consent of stockholders entitled to vote thereon is obtained. The affirmative vote of the holders of at least 80% of the combined voting power of then outstanding voting stock of the Company, voting together as a single class, will be required to alter, amend or repeal the foregoing provisions. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of the Company.

  Section 203 of Delaware Law. The Company is subject to the "business combination" statute of the Delaware General Corporation law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder" is approved by the Board of Directors prior to the date the interested stockholder obtains such status, (ii) upon the consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% of more of the corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provision, the statute applies to the Company. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  Directors Liability. The Certificate of Incorporation of the Company provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal Securities Laws. The Company's Amended and Restated By-laws provide that the Company shall, to the full extent permitted by the Delaware General Corporation Law as currently in effect, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents arising in connection with their acting in such capacities.

  Certain provisions described above may have the effect of delaying shareholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of the Company's Common Stock because they may be considered disadvantages by a stockholder who desires to participate in a business combination or elect a new director. The existence of these provisions may have a depressive effect on the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement") among the Company, the Selling Stockholder and the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC"), Hambrecht & Quist LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), Volpe Brown
Whelan & Company, LLC and Wasserstein Perella Securities, Inc., are acting as the representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock:

     UNDERWRITER                                                NUMBER OF SHARES
     -----------                                                ----------------
     Credit Suisse First Boston Corporation....................      325,125
     Hambrecht & Quist LLC ....................................      325,125
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................................      325,125
     Bear, Stearns & Co. Inc. .................................      325,125
     Dain Rauscher Wessels.....................................      325,125
     Volpe Brown Whelan & Company, LLC.........................      325,125
     Adams, Harkness & Hill, Inc. .............................       42,750
     William Blair & Company, L.L.C. ..........................       42,750
     CIBC Oppenheimer Corp. ...................................       42,750
     Invemed Associates, Inc. .................................       42,750
     PaineWebber Incorporated..................................       42,750
     Smith Barney Inc. ........................................       42,750
     Wasserstein Perella Securities, Inc. .....................       42,750
                                                                   ---------
         Total.................................................    2,250,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 337,500 additional shares of Common Stock from the Company at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $1.42 per share, and the Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  The Company and certain of its executive officers, directors and stockholders have agreed that they will not offer, sell, contact to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Common Stock or securities convertible into or exchangeable for any shares of the Common Stock, without the prior written consent of CSFBC, for a period of 90 days after the date of this Prospectus, except for certain permitted transfers, issuances by the Company pursuant to the exercise of stock options granted under its stock option plans and issuances of up to an aggregate of 1,000,000 shares of Common Stock in connection with acquisitions.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase in the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "--Resale Restrictions."

RIGHT OF ACTION (ONTARIO PURCHASERS)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements included in this Prospectus of Lycos, Inc. at July 31, 1997 and 1996 and for each of the years in the two year period ended July 31, 1997 and for the period from inception (June 1, 1995) to July 31, 1995, and the financial statements of Tripod, Inc. at October 31, 1997 and December 31, 1996 and for the ten months ended October 31, 1997 have been audited by KPMG Peat Marwick LLP, independent public accountants, as stated in their reports appearing elsewhere herein and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The balance sheets of WiseWire Corporation, a development stage enterprise, as of May 31, 1997 and 1996 and the statements of operations, stockholders' equity and cash flows for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996 have been audited by Coopers & Lybrand L.L.P., independent public accountants, as stated in their report appearing elsewhere herein, which included an explanatory paragraph concerning WiseWire's ability to continue as a going concern, and are included herein in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on The Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. The Company has filed the Registration Statement electronically with the Commission via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company (File No. 0-27830) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the year ended July 31,
  1997;

    (2) The Company's definitive Proxy Statement dated November 17, 1997, filed in connection with the Company's December 17, 1997 Annual Meeting of Stockholders;

    (3) The Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1997 and January 31, 1998;

    (4) The Company's Current Reports on Form 8-K and 8-K/A, filed with the Commission on February 17, 1998, March 10, 1998, March 24, 1998, May 1, 1998 and May 15, 1998; and

    (5) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on February 23, 1996.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus, to the extent required, and to be a part of this Prospectus from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, Lycos, Inc., 400-2 Totten Pond Road, Waltham, Massachusetts 02154 or by telephone at (781) 370-2700.

                                  LYCOS, INC.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
LYCOS, INC. CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets at January 31, 1998, July 31, 1997 and 1996..   F-3
Consolidated Statements of Operations for the six months ended January
 31, 1998 and 1997 and for the years ended July 31, 1997 and 1996 and for the period from Inception (June 1, 1995) to
 July 31, 1995...........................................................   F-4
Consolidated Statements of Stockholders' Equity for the six months ended
 January 31, 1998 and for the years ended July 31, 1997 and 1996 and for
 the period from Inception (June 1, 1995) to July 31, 1995...............   F-5
Consolidated Statements of Cash Flows for the six months ended January
 31, 1998 and 1997 and for the years ended July 31, 1997 and 1996 and for the period from Inception (June 1, 1995) to
 July 31, 1995...........................................................   F-6
Notes to Consolidated Financial Statements...............................   F-8
TRIPOD, INC. FINANCIAL STATEMENTS:
Independent Auditors' Report.............................................  F-20
Balance Sheets at January 31, 1998, October 31, 1997 and December 31,
 1996....................................................................  F-21
Statements of Operations for the six months ended January 31, 1998 and
 1997 and for the ten months ended October 31, 1997 and year ended
 December 31, 1996.......................................................  F-22
Statements of Stockholders' Equity for the three months ended January 31,
 1998 and for the ten months ended October 31, 1997 and year ended
 December 31, 1996.......................................................  F-23
Statements of Cash Flows for the six months ended January 31, 1998 and
 1997 and for the ten months ended October 31, 1997 and year ended
 December 31, 1996.......................................................  F-24
Notes to Financial Statements............................................  F-25
WISEWIRE CORPORATION FINANCIAL STATEMENTS:
Report of Independent Accountants........................................  F-33
Balance Sheets at January 31, 1998 (unaudited), May 31, 1997 and 1996....  F-34
Statements of Operations for the eight months ended January 31, 1998 and
 1997 (unaudited) and for the year ended May 31, 1997 and for the period from June 9, 1995 (Inception) through May 31, 1996 and for the period from June 9, 1995 (Inception) through January 31, 1998 (unaudited)......  F-35
Statements of Stockholders' Equity for the eight months ended January 31,
 1998 (unaudited) and for the year ended May 31, 1997 and for the period from June 9, 1995 (Inception) through May 31, 1996......................  F-36
Statements of Cash Flows for the eight months ended January 31, 1998 and
 1997 (unaudited) and for the year ended May 31, 1997 and for the period from June 9, 1995 (Inception) through May 31, 1996 and for the period from June 9, 1995 (Inception) through January 31, 1998 (unaudited)......  F-37
Notes to Financial Statements............................................  F-38
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION:
Unaudited Pro Forma Condensed Consolidated Balance Sheets at January 31,
 1998....................................................................  F-47
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the six months ended January 31, 1998...................................  F-48
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the year ended July 31, 1997............................................  F-48
Notes to the Unaudited Pro Forma Condensed Consolidated Financial
 Information.............................................................  F-49

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Lycos, Inc.:

  We have audited the accompanying consolidated balance sheets of Lycos, Inc. as of July 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended July 31, 1997 and 1996 and for the period from Inception (June 1, 1995) to July 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lycos, Inc. at July 31, 1997 and 1996, and the results of its operations and cash flows for the years ended July 31, 1997 and 1996 and for the period from Inception (June 1, 1995) to July 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
August 23, 1997

                                  LYCOS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     JANUARY 31, 1998 JULY 31, 1997 JULY 31, 1996
                                     ---------------- ------------- -------------
                                       (UNAUDITED)
               ASSETS
 Current assets:
   Cash and cash equivalents.......    $41,350,721     $40,766,258   $44,142,187
   Accounts receivable, less
    allowance for doubtful accounts
    of
    $718,000, $554,000 and $200,000
    at January 31, 1998, July 31,
    1997 and 1996, respectively....      6,751,374       6,634,262     3,293,925
   License fees receivable.........     15,243,507       9,065,806     1,032,405
   Prepaid expenses................      2,094,102       4,278,418       981,711
   Other current assets............        128,950             --            --
                                       -----------     -----------   -----------
     Total current assets..........     65,568,654      60,744,744    49,450,228
                                       -----------     -----------   -----------
 Property and equipment, less accu-
  mulated depreciation.............      2,092,727       2,397,600     1,405,768
 Long-term license fees receiv-
  able.............................      2,625,000         650,000       951,816
 License agreement, net............        928,735       1,123,645     1,513,466
 Goodwill, net.....................        100,742         119,405       171,682
 Other assets......................        384,960         383,615       167,615
                                       -----------     -----------   -----------
     Total assets..................    $71,700,818     $65,419,009   $53,660,575
                                       ===========     ===========   ===========
 LIABILITIES AND STOCKHOLDERS' EQ-
                UITY
 Current liabilities:
   Accounts payable................    $ 5,582,665     $ 3,289,513   $ 2,741,879
   Accrued expenses................      6,484,371       7,387,707     1,746,418
   Deferred revenues...............     13,744,258       9,541,566     3,148,422
   Billings in excess of revenues..        782,295       2,387,424     1,402,432
   Due to related parties..........         14,717           9,105       437,267
                                       -----------     -----------   -----------
     Total current liabilities.....     26,608,306      22,615,315     9,476,418
                                       -----------     -----------   -----------
 Long term portion of deferred rev-
  enues............................      5,962,503       5,100,000           --
 Deferred income taxes.............         46,667          56,667        78,000
                                       -----------     -----------   -----------
                                         6,009,170       5,156,667        78,000
                                       -----------     -----------   -----------
 Commitments and contingencies
 Stockholders' equity:
   Preferred stock, $.01 par value;
    5,000,000 shares authorized,
    none issued or outstanding.....            --              --            --
   Common stock, $.01 par value;
    40,000,000 shares authorized,
    14,443,624 shares at January
    31, 1998, 13,796,620 shares at
    July 31, 1997 and 13,792,896 at
    July 31, 1996 issued and
    outstanding....................        144,436         137,966       137,929
   Additional paid-in capital......     50,484,069      49,506,906    49,537,608
   Treasury stock, at cost.........         (1,747)            --            --
   Deferred compensation...........       (139,606)       (185,436)     (376,161)
   Accumulated deficit.............    (11,403,810)    (11,812,409)   (5,193,219)
                                       -----------     -----------   -----------
     Total stockholders' equity....     39,083,342      37,647,027    44,106,157
                                       -----------     -----------   -----------
     Total liabilities and
      stockholders' equity.........    $71,700,818     $65,419,009   $53,660,575
                                       ===========     ===========   ===========

          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             SIX MONTHS ENDED                                   INCEPTION
                                JANUARY 31,         YEAR ENDED   YEAR ENDED   (JUNE 1, 1995)
                          ------------------------   JULY 31,     JULY 31,     TO JULY 31,
                             1998         1997         1997         1996           1995
                          -----------  -----------  -----------  -----------  --------------
                                (UNAUDITED)
Revenues:
  Advertising...........  $15,984,300  $ 7,112,594  $17,417,388  $ 4,478,474    $      --
  License, product and
   other................    5,921,570    1,554,600    4,855,654      778,753         5,000
                          -----------  -----------  -----------  -----------    ----------
    Total revenues......   21,905,870    8,667,194   22,273,042    5,257,227         5,000
Cost of revenues........    4,694,399    1,927,865    4,731,599    3,224,842        27,576
                          -----------  -----------  -----------  -----------    ----------
    Gross profit
     (loss).............   17,211,471    6,739,329   17,541,443    2,032,385       (22,576)
Operating expenses:
  Research and
   development..........    3,170,963    1,943,541    4,304,183      906,591        15,940
  In process research
   and development......          --           --           --       452,000           --
  Sales and marketing...   12,790,843    9,372,501   19,130,305    4,749,355        29,530
  General and
   administrative.......    1,945,805    1,317,278    2,856,617    1,726,646        37,335
                          -----------  -----------  -----------  -----------    ----------
    Total operating
     expenses...........   17,907,611   12,633,320   26,291,105    7,834,592        82,805
                          -----------  -----------  -----------  -----------    ----------
Operating loss..........     (696,140)  (5,893,991)  (8,749,662)  (5,802,207)     (105,381)
Interest income.........    1,104,739    1,122,934    2,130,472      714,369           --
                          -----------  -----------  -----------  -----------    ----------
Net loss ...............  $   408,599  $(4,771,057) $(6,619,190) $(5,087,838)   $ (105,381)
                          ===========  ===========  ===========  ===========    ==========
Net income (loss) per
 share..................  $      0.03  $     (0.35) $     (0.48) $     (0.42)   $    (0.01)
                          ===========  ===========  ===========  ===========    ==========
Shares used in computing
 net income loss per
 share..................   14,175,061   13,792,896   13,794,743   11,992,415    11,012,764
                          ===========  ===========  ===========  ===========    ==========


          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              ADDITIONAL
                             COMMON STOCK       PAID-IN    TREASURY STOCK     DEFERRED   ACCUMULATED
                            SHARES    AMOUNT    CAPITAL    SHARES  AMOUNT   COMPENSATION   DEFICIT        TOTAL
                          ---------- -------- -----------  ------- -------  ------------ ------------  -----------
Issuance of common stock
 in connection with the
 formation of the
 Company................   8,000,000 $ 80,000 $   920,000                    $     --    $        --   $ 1,000,000
Capital contribution
 related to License
 Agreement..............   2,000,000   20,000     230,000                          --             --       250,000
Deferred compensation
 related to grant of
 stock options..........         --       --       87,000                      (87,000)           --           --
Net loss................         --       --          --                           --        (105,381)    (105,381)
                          ---------- -------- -----------  ------- -------   ---------   ------------  -----------
Balances at July 31,
 1995...................  10,000,000 $100,000 $ 1,237,000                    $ (87,000)  $   (105,381) $ 1,144,619
Capital contribution....         --       --    1,000,000                          --             --     1,000,000
Capital contribution
 related to License
 Agreement..............         --       --      250,000                          --             --       250,000
Issuance of common stock
 in connection with
 acquisition of Point
 Communications.........     526,316    5,263     536,737                          --             --       542,000
Issuance of common stock
 pursuant to certain
 preemptive rights......     131,580    1,316     327,634                          --             --       328,950
Issuance of common stock
 in connection with
 Initial Public
 Offering, net of
 offering costs.........   3,135,000   31,350  45,662,732                          --             --    45,694,082
Deferred compensation
 related to grant of
 stock options..........         --       --      523,505                     (523,505)           --           --
Amortization of deferred
 compensation...........         --       --          --                       234,344            --       234,344
Net loss................         --       --          --                           --      (5,087,838)  (5,087,838)
                          ---------- -------- -----------  ------- -------   ---------   ------------  -----------
Balances at July 31,
 1996...................  13,792,896 $137,929 $49,537,608                    $(376,161)  $ (5,193,219) $44,106,157
Issuance of common stock
 in connection with the
 Employee Stock Purchase
 Plan...................       3,724       37      18,365                          --             --        18,402
Cancellation of
 options................         --       --      (49,067)                      49,067            --           --
Amortization of deferred
 compensation...........         --       --          --                       141,658            --       141,658
Net loss................         --       --          --                           --      (6,619,190)  (6,619,190)
                          ---------- -------- -----------  ------- -------   ---------   ------------  -----------
Balances at July 31,
 1997...................  13,796,620 $137,966 $49,506,906                    $(185,436)  $(11,812,409) $37,647,027
Issuance of common stock
 in connection with the
 Employee Stock Purchase
 Plan (unaudited).......       1,609       16      24,949      --      --          --             --        24,965
Stock option exercises
 (unaudited)............     645,395    6,454     974,776  174,757  (1,747)        --             --       979,483
Cancellation of options
 (unaudited)............         --       --      (22,562)     --      --       22,562            --           --
Amortization of deferred
 compensation
 (unaudited)............         --       --          --       --      --       23,268            --        23,268
Net loss (unaudited)....                                                                      408,599      408,599
                          ---------- -------- -----------  ------- -------   ---------   ------------  -----------
Balances at January 31,
 1998 (unaudited).......  14,443,624 $144,436 $50,484,069  174,757 $(1,747)  $(139,606)  $(11,403,810) $39,083,342
                          ========== ======== ===========  ======= =======   =========   ============  ===========

          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             SIX MONTHS ENDED
                                JANUARY 31,                                        INCEPTION
                          ------------------------   YEAR ENDED    YEAR ENDED    (JUNE 1, 1995)
                             1998         1997      JULY 31, 1997 JULY 31, 1996 TO JULY 31, 1995
                          -----------  -----------  ------------- ------------- ----------------
                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......  $   408,599  $(4,771,057)  $(6,619,190)  $(5,087,838)    $(105,381)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
  Amortization of
   deferred
   compensation.........       45,830       87,340       141,658       234,344           --
  Depreciation and
   amortization.........      744,338      563,181     1,269,064       642,218        13,817
  Allowance for doubtful
   accounts.............      243,314      180,000       405,000       200,000           --
  In process research
   and development
   expense..............          --           --            --        452,000           --
Changes in operating
 assets and liabilities:
  Accounts receivable...     (360,426)     108,656    (3,745,337)   (3,454,950)       (5,000)
  License fees
   receivable...........   (8,152,701)  (5,569,190)   (7,731,585)   (1,984,221)          --
  Prepaid expenses......    2,055,366     (443,621)   (3,296,707)     (981,711)          --
  Other assets..........       (1,345)     161,661      (216,000)     (167,615)          --
  Accounts payable......    2,293,152   (2,188,017)      547,634     2,600,071        44,074
  Accrued expenses......     (903,336)   2,894,145     5,641,289     1,735,693         6,355
  Deferred revenues.....    5,065,195    4,534,561    11,493,144     3,125,285           --
  Billings in excess of
   revenues.............   (1,605,129)    (224,261)      984,992     1,402,432           --
  Due to related
   parties..............        5,612     (227,989)     (428,162)      295,660        71,607
  Deferred income
   taxes................      (10,000)     (11,333)      (21,333)       28,000           --
                          -----------  -----------   -----------   -----------     ---------
Net cash provided by
 (used in) operating
 activities.............     (171,531)  (4,905,924)   (1,575,533)     (960,632)       25,472
                          -----------  -----------   -----------   -----------     ---------
INVESTING ACTIVITIES
Purchase of property and
 equipment..............     (225,892)    (769,358)   (1,818,798)   (1,632,079)      (79,025)
Payments under License
 Agreement..............          --           --            --       (750,000)     (500,000)
Cash acquired through
 acquisition of Point
 Communications.........          --           --            --         17,137           --
                          -----------  -----------   -----------   -----------     ---------
Net cash used in
 investing activities...     (225,892)    (769,358)   (1,818,798)   (2,364,942)     (579,025)
                          -----------  -----------   -----------   -----------     ---------
FINANCING ACTIVITIES
Proceeds from issuance
 of common stock, net of
 offering costs.........      983,633          --         18,402    46,021,314     1,000,000
Proceeds from capital
 contribution...........       (1,747)         --            --      1,000,000           --
                          -----------  -----------   -----------   -----------     ---------
Cash provided by
 financing activities...      981,886          --         18,402    47,021,314     1,000,000
                          -----------  -----------   -----------   -----------     ---------
Net increase (decrease)
 in cash and cash
 equivalents............      584,463   (5,675,282)   (3,375,929)   43,695,740       446,447
Cash and cash
 equivalents at
 beginning of period....   40,766,258   44,142,187    44,142,187       446,447           --
                          -----------  -----------   -----------   -----------     ---------
Cash and cash
 equivalents at end of
 period.................  $41,350,721  $38,466,905   $40,766,258   $44,142,187     $ 446,447
                          ===========  ===========   ===========   ===========     =========

                                  LYCOS, INC.

                                                                   INCEPTION
                                     YEAR ENDED    YEAR ENDED    (JUNE 1, 1995)
                                    JULY 31, 1997 JULY 31, 1996 TO JULY 31, 1995
                                    ------------- ------------- ----------------
Schedule of non-cash financing and
 investing activities:
 Issuance of common stock for
  License Agreement...............     $   --       $300,000        $300,000
 Recognition of deferred tax
  liability related to License
  Agreement.......................         --         50,000          50,000
 Assets and liabilities recognized
  upon acquisition of Point
  Communications..................         --            --              --
    Accounts receivable...........         --         33,975             --
    Property and equipment........         --         47,496             --
    Goodwill......................         --        186,633             --
    Accounts payable..............         --         97,734             --
    Deferred revenues.............         --         23,137             --
    Accrued expenses..............         --          4,370             --
    Due to related parties........         --         70,000             --


          See accompanying notes to consolidated financial statements.

                                  LYCOS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Company

  Lycos, Inc. ("Lycos" or the "Company"), which operates in one industry segment, provides guides for finding information on the Internet's World Wide Web. The Company was formed in June 1995 by CMG@Ventures, L.P. ("CMG@Ventures") to license on an exclusive basis (with certain limited exceptions) from Carnegie Mellon University ("CMU" or the "Licensor") the Lycos Internet search and indexing technology (see Note 3).

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Point Communications Corporation ("Point Communications"), from the date of acquisition. All significant intercompany balances and transactions have been eliminated. The Company's fiscal year end is July 31.

 Joint Venture

  On May 1, 1997, the Company entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation service throughout Europe. The new company, named Lycos Bertelsmann GmbH & Co. KG ("Lycos Bertelsmann"), is owned 50% by Lycos and 50% by Bertelsmann and is scheduled to develop local Internet navigation centers for up to 37 Eastern and Western European countries. Bertelsmann Internet Services, a subsidiary of Bertelsmann AG, has committed to provide $10.0 million in start-up capital, infrastructure and employees for the venture while Lycos will provide the core technology and brand name. The carrying value of the Company's investment in Lycos Bertelsmann was not material at May 1, 1997. The investment is accounted for under the equity method and accordingly, the Company will recognize 50% of the net profits of Lycos Bertelsmann when realized.

 Initial Public Offering

  On April 2, 1996, the Company completed an initial public offering of its common stock in which 3,000,000 shares of common stock were issued at a price of $16.00 per share. On April 12, 1996, pursuant to the exercise of an over-allotment option granted to the underwriters of the Company's initial public offering, the Company issued an additional 135,000 shares of its common stock at a price of $16.00 per share.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. At July 31, 1997 and 1996, the Company had no investments with maturities greater than three months.

 Property and Equipment

  Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets (three to five years). Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

 Intangibles

  In connection with an acquisition accounted for as a purchase (see Note 4), the Company recorded goodwill based on the excess of the purchase price over the identifiable tangible and intangible net assets of the acquiree on the date of purchase. Goodwill is reported at cost, net of accumulated amortization, and is being amortized over its estimated useful life of five years.

                                  LYCOS, INC.

  Licensed technology, included in the accompanying balance sheets under "License Agreement", is being amortized on a straight-line basis over its estimated five-year economic life.

 Revenue Recognition

  The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a number of impressions for a fixed fee or on a per impression basis with an established minimum fee. Revenues from advertising are recognized as the services are performed.

  The Company's license, product and other revenues are derived principally from product licensing fees and fees from maintenance and support of its products. License, product and other revenues are generally recognized upon delivery provided that no significant Company obligations remain and collection of the receivable is probable. In cases where there are significant remaining obligations, the Company defers such revenue until those obligations are satisfied. Fees from maintenance and support of the Company's products including revenues bundled with the initial licensing fees are deferred and recognized ratably over the service period.

 Research and Development Costs

  Research and development expenditures are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to consumers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

 Advertising Costs

  The Company expenses advertising production costs as incurred. Advertising expense was approximately $4,427,000 and $567,000 for the years ended July 31, 1997 and July 31, 1996, respectively. There was no advertising expense for the period from Inception (June 1, 1995) to July 31, 1995.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Concentration of Credit Risk

  Substantially all of the Company's excess cash has been invested in highly liquid investments with maturities of three months or less.

  The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. Direct write-offs of accounts receivable were $51,000 for the year ended July 31, 1997. There were no direct write-offs of accounts receivable for the year ended July 31, 1996. No single customer accounted for greater than 10% of total revenues during the years ended July 31, 1997 and 1996.

                                  LYCOS, INC.

  The Company's services are provided to customers in several industries primarily in North America. Sales to foreign customers for the years ended July 31, 1997 and 1996 were approximately $1,700,000 and $385,000, respectively. Accounts receivable, license fees receivable and deferred revenue from foreign customers at July 31, 1997 were approximately $151,000, $972,000 and $29,000, respectively.

 Financial Instruments

  The recorded amounts of financial instruments, including cash equivalents, receivables, accounts payable, accrued expenses and deferred revenues, approximate their fair market values as of July 31, 1997. The Company has no investments in derivative financial instruments.

 Per Share Amounts

  Net loss per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, such computations include all common and common equivalent shares issued at less than the initial public offering price within twelve months of the filing date of the Company's initial public offering in April 1996 as if they were outstanding for all periods presented using the treasury stock method and the anticipated initial public offering price. Fully diluted and primary earnings per share are the same for all periods presented.

 Accounting for Impairment of Long-Lived Assets

  In accordance with Financial Accounting Standards Board Statement No. 121, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 License Fees Receivable

  License fees receivable are comprised of fees to be received in the future on licensing agreements existing at the balance sheet date.

 Deferred Revenues

  Deferred revenues are comprised of license fees to be earned in the future on noncancelable license agreements existing at the balance sheet date.

 Reclassifications

  Certain amounts in 1997 and 1996, which were previously included in the consolidated income statement under the caption "Cost of revenues", have been reclassified as "Sales and marketing" expense for all periods presented. This change in classification has no effect on previously reported net loss or net loss per share.

                                  LYCOS, INC.

 New Accounting Pronouncements

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income or loss and earnings or loss per share in the notes to the financial statements. The Company has adopted the disclosure provisions of SFAS 123 in 1997 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's stock option plans.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128") "Earnings per Share", which establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This Statement is effective for financial statements issued for both interim and annual periods ending after December 15, 1997 and requires restatement of all prior-period EPS data. Earlier application of this standard is not permitted. The Company believes that this pronouncement will not have a material adverse effect on its earnings per share.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. The Company believes that this pronouncement will not have a material adverse effect on its results of operations.

2. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following:

                                                        JULY 31,    JULY 31,
                                                          1997        1996
                                                       ----------  ----------
       Computers and equipment........................ $2,234,012  $1,495,481
       Furniture and fixtures.........................    563,756      79,290
       Leasehold improvements.........................    585,912      89,644
       Purchased software.............................    141,096      46,690
                                                       ----------  ----------
                                                        3,524,776   1,711,105
       Less accumulated depreciation and
        amortization.................................. (1,127,176)   (305,337)
                                                       ----------  ----------
                                                       $2,397,600  $1,405,768
                                                       ==========  ==========

                                  LYCOS, INC.

3. LICENSE AGREEMENT

  In connection with the formation of the Company, the Company, CMU, CMG@Ventures and CMG Information Services, Inc. ("CMGI") entered into a license agreement ("License Agreement") pursuant to which CMU granted the Company a perpetual, exclusive (with certain limited exceptions), worldwide license to use the Lycos Internet search and indexing technology and the Lycos Catalog. The Company paid licensing fees and additional payments equal to 50% of certain cash receipts, as defined, totaling approximately $1,250,000. All amounts due under the License Agreement were paid as of July 31, 1996. The Company also issued 2,000,000 shares of common stock in connection with this Agreement. Accumulated amortization under the License Agreement at July 31, 1997 and 1996 was $726,000 and $337,000, respectively.

  On February 9, 1996, the Company sold 91,580 shares and 40,000 shares of common stock and options to acquire 59,726 shares and 26,086 shares of Common Stock to CMU and Dr. Michael Mauldin, respectively, for an aggregate purchase price of $328,950, pursuant to the exercise of preemptive rights granted to these parties in the License Agreement. These preemptive rights were exercised in connection with the issuance of shares of common stock pertaining to the Company's acquistion of Point Communications Corporation ("Point Communications") on October 12, 1995 (see Note 4). The options granted to Dr. Mauldin and CMU have an exercise price of $2.00 per share and became fully vested upon completion of the Company's initial public offering in April 1996.


4. ACQUISITION OF POINT COMMUNICATIONS CORPORATION

  On October 12, 1995, the Company acquired all of the outstanding shares of Point Communications, a development stage company involved in developing systems design and creating database software and the related database for purposes of reviewing and ranking sites on the Internet. In connection with such acquisition, accounted for as a purchase, the Company issued 526,316 shares valued at $542,000 (based on an independent valuation). The former owner of Point Communications also received an option to purchase an additional 343,248 shares at an exercise price of $2.00 per share. The option has a ten-year term and became vested upon the closing of the Company's initial public offering in April 1996. At July 31, 1997, all of these options remained outstanding.

  The purchase price was allocated as follows:

      In process research and development............................ $ 452,000
      Goodwill.......................................................   186,000
      Other assets, principally cash and receivables.................    99,000
      Liabilities assumed............................................  (195,000)
                                                                      ---------
                                                                      $ 542,000
                                                                      =========

  Purchased research and development expensed at the time of acquisition represents the estimated current fair value (using the Cost-to-Create valuation method) of a specifically identifiable project under development which did not meet the accounting criteria for capitalization. Accumulated amortization on goodwill was approximately $67,000 and $14,000 at July 31, 1997 and 1996, respectively. The unaudited pro forma operating results assuming the acquisition took place at the Company's Inception date (June 1, 1995) are presented below.

                                  LYCOS, INC.

  The operating results of Point Communications during the year ended July 31, 1996 reflect the operating results of Point Communications through October 12, 1995, the date of acquisition.

                                                 LYCOS     POINT    COMBINED
                                              ----------- -------- -----------
      YEAR ENDED JULY 31, 1996
      ------------------------
      Revenues............................... $ 5,257,227 $ 35,517 $ 5,292,744
      Operating expenses.....................  10,345,065  166,442  10,511,507
                                              ----------- -------- -----------
      Net loss............................... $ 5,087,838 $130,925 $ 5,218,763
                                              =========== ======== ===========
      INCEPTION (JUNE 1, 1995) TO JULY 31,
       1995
      ------------------------------------
      Revenues............................... $     5,000      --  $     5,000
      Operating expenses.....................     110,381   71,937     182,318
                                              ----------- -------- -----------
      Net loss............................... $   105,381 $ 71,937 $   177,318
                                              =========== ======== ===========


5. ACCRUED EXPENSES

 Accrued expenses consist of the following:

                                                           JULY 31,   JULY 31,
                                                             1997       1996
                                                          ---------- ----------
      Compensation and benefits.......................... $  942,749 $  677,080
      Advertising and promotion..........................  4,238,361    300,000
      Professional fees..................................    627,884    166,366
      Non-income taxes...................................    407,401    300,000
      Other..............................................  1,171,312    302,972
                                                          ---------- ----------
                                                          $7,387,707 $1,746,418
                                                          ========== ==========

6. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain other equipment under operating lease agreements expiring through 2002. Future noncancelable minimum payments as of July 31, 1997 under these leases for each fiscal year end are as follows:

      1998........................................................... $3,024,638
      1999...........................................................  2,653,253
      2000...........................................................  1,088,370
      2001...........................................................    274,181
      2002...........................................................    242,470
                                                                      ----------
                                                                      $7,282,912
                                                                      ==========

  Rent expense under noncancellable operating leases was $2,094,774 and $318,500 for the years ended July 31, 1997 and 1996, respectively.

  In April 1996, the Company entered into a one year "Premier Provider" Agreement ("the 1996 Agreement") with Netscape pursuant to which the Company was designated one of five "Premier Providers" of search and navigation services accessible from the "Net Search" button on the Netscape browser. Under the terms of the Agreement, the Company is obligated to make installment payments totaling $5 million over the term of the Agreement. The Company recognizes the cost of this agreement ratably over the term of the Agreement, with the cost included in sales and marketing expense.

                                  LYCOS, INC.

  In March 1997, the Company renewed its one year "Premier Provider" agreement (the "1997 Agreement") with Netscape pursuant to which the Company was designated one of four "Premier Providers" of search and navigation services accessible from the "Net Search" button on the Netscape browser. Under the terms of the 1997 Agreement, the Company is obligated to make installment payments totaling $4.7 million over the term of the 1997 Agreement, subject to adjustments under certain circumstances. The Company recognizes the cost of the 1997 Agreement ratably over the term of the Agreement, with the cost included in sales and marketing expense.

  The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the business, results of operations or financial condition of the Company.

7. STOCKHOLDERS' EQUITY

 1995 Stock Option Plan

  During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan") under which nonqualified stock options to purchase common stock may be granted to officers and other key employees. Under the Plan, options to purchase 1,000,000 shares of common stock may be granted at an exercise price determined by the Board of Directors. Options granted under the 1995 Plan are exercisable in five equal annual installments beginning one year after date of grant, except that the vesting of certain options are subject to acceleration upon the occurrence of certain events. Options under the 1995 Plan expire six years from date of grant. The total weighted average contractual life of options outstanding at July 31, 1997 was 4.5 years.

  A summary of option activity under the 1995 Plan is as follows:

                                               WEIGHTED-
                                                AVERAGE          RANGE OF
                                   OPTIONS   EXERCISE PRICE  EXERCISE PRICES
                                   --------  -------------- ------------------
      Outstanding at June 1,
       1995.......................      --          --                     --
       Granted....................  560,000      $ 0.01                 $ 0.01
       Exercised..................      --          --                     --
       Terminated.................      --          --                     --
                                   --------
      Outstanding at July 31,
       1995.......................  560,000      $ 0.01                 $ 0.01
                                   ========
       Granted....................  589,776      $ 4.82     $  0.01  -  $16.00
       Exercised..................      --          --                     --
       Terminated................. (195,304)     $ 0.13     $  0.01  -  $ 9.60
                                   --------
      Outstanding at July 31,
       1996.......................  954,472      $ 2.95     $  0.01  -  $16.00
                                   ========
       Granted....................  210,000      $14.39     $ 11.38  -  $15.88
       Exercised..................  (50,800)     $ 0.05     $  0.01  -  $ 2.32
       Terminated................. (122,868)     $ 3.44     $  0.01  -  $16.00
                                   --------
      Outstanding at July 31,
       1997.......................  990,804      $ 5.46     $  0.01  -  $15.88
                                   ========
      Exercisable at July 31,
       1997.......................  269,646      $ 1.87     $  0.01  -  $ 9.60
                                   ========

                                  LYCOS, INC.

                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                      ------------------------------------- ------------------------
        1995 STOCK                    WEIGHTED-
          OPTION                       AVERAGE    WEIGHTED-                WEIGHTED-
      PLAN RANGE OF       NUMBER      REMAINING    AVERAGE      NUMBER      AVERAGE
         EXERCISE     OUTSTANDING AT CONTRACTUAL  EXERCISE  EXERCISABLE AT EXERCISE
          PRICES      JULY 31, 1997  LIFE (YEARS)   PRICE   JULY 31, 1997    PRICE
      --------------  -------------- ------------ --------- -------------- ---------
      $ 0.01--$ 2.32     533,580         4.05      $ 0.03      217,316       $0.01
      $ 9.60--$ 9.60     247,224         4.47      $ 9.60       52,330       $9.60
      $11.38--$15.88     210,000         5.77      $14.39          --          --
                         -------                               -------
                         990,804                               269,646
                         =======                               =======

  Pursuant to the License Agreement, CMG@Ventures has agreed to sell to the Company a number of shares of common stock equal to the shares issuable upon exercise of options granted under the 1995 Plan and the 1996 Plan (as defined below) prior to the initial public offering at a price equal to the exercise price of the options as such options are exercised.

  The Company has recorded deferred compensation expense of approximately $610,000 for the difference between the grant price and the estimated fair value (determined by independent valuations or by reference to third party transactions) of certain of the Company's stock options granted. This amount is being amortized over the vesting period of the individual options on a straight-line basis, determined separately for each portion of the options that vest in each year. Deferred compensation expense recognized for the year ended July 31, 1997 and July 31, 1996 was approximately $142,000 and $234,000, respectively.

 1996 Stock Option Plan

  On February 2, 1996, the 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors. A maximum of 1,000,000 shares of common stock may be issued pursuant to the 1996 Plan upon exercise of options. On June 27, 1997, the Company's Board of Directors voted to authorize an additional 200,000 shares for grant under the 1996 Plan. Under the 1996 Plan, incentive stock options may be granted to employees and officers of the Company and non-qualified stock options may be granted to consultants, employees and officers of the Company. The exercise price of such incentive stock options cannot be less than the fair market value of the common stock on the date of grant, or less than 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company. The Compensation Committee of the Board of Directors has the authority to select optionees and to determine the terms of the options granted. Options granted under the 1996 Plan are exercisable in five equal annual installments commencing on the first anniversary of the date of grant, except that vesting of certain options are subject to acceleration upon the occurrence of certain events. Options under the 1996 Plan expire ten years from the date of grant. The total weighted average contractual life of options outstanding at July 31, 1997, was 9.4 years.

                                  LYCOS, INC.

  A summary of option activity under the 1996 Plan is as follows:

                                                    WEIGHTED-
                                                     AVERAGE        RANGE OF
                                        OPTIONS   EXERCISE PRICE EXERCISE PRICES
                                       ---------  -------------- ---------------
Outstanding at July 31, 1995..........       --          --                   -
  Granted.............................   120,750      $13.03     $ 6.00 - $17.75
  Exercised...........................       --          --            -- - --
  Terminated..........................   (31,000)     $14.77     $13.00 - $17.00
                                       ---------
Outstanding at July 31, 1996..........    89,750      $12.42     $ 6.00 - $17.75
  Granted............................. 1,084,922      $11.63     $ 5.81 - $21.50
  Exercised...........................       --          --            -- - --
  Terminated..........................  (149,400)     $13.12     $ 7.13 - $21.50
                                       ---------
Outstanding at July 31, 1997 ......... 1,025,272      $11.44     $ 5.81 - $21.50
                                       =========
Exercisable at July 31, 1997..........     2,850      $ 6.73     $ 6.00 - $ 7.13
                                       =========

                                  OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                          ------------------------------------ --------------------------
                                         WEIGHTED-
      1996 STOCK OPTION      NUMBER       AVERAGE    WEIGHTED-                  WEIGHTED-
        PLAN RANGE OF      OUTSTANDING   REMAINING    AVERAGE       NUMBER       AVERAGE
          EXERCISE             AT       CONTRACTUAL  EXERCISE    EXERCISABLE    EXERCISE
           PRICES         JULY 31, 1997 LIFE (YEARS)   PRICE   AT JULY 31, 1997   PRICE
      -----------------   ------------- ------------ --------- ---------------- ---------
      $ 5.81--$ 9.63          333,422       9.15      $ 8.62        2,850         $6.73
      $10.38--$11.13          297,500       9.16      $11.06          --            --
      $11.25--$15.75          235,750       9.66      $12.76          --            --
      $15.88--$21.50          158,600       9.70      $16.69          --            --
                            ---------                               -----
                            1,025,272                               2,850
                            =========                               =====

  In September 1996, the Company canceled 84,732 options previously granted to employees under the 1995 Plan and 1996 Plan at various exercise prices and granted an equivalent number of additional options to those same employees pursuant to the 1996 Plan at an exercise price of $9.60 per share. No compensation expense was recognized by the Company as the exercise price of these options on the date of grant was at or above fair market value.

1996 Non-Employee Director Stock Option Plan

  On February 2, 1996, the 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the Board of Directors. The Director Plan authorizes the issuance of a maximum of 100,000 shares of common stock. The Director Plan is administered by the Board of Directors. Under the Director Plan each non-employee director first elected to the Board of Directors after the completion of the initial public offering will receive an option for 10,000 shares on the date of his or her election. The exercise price per share for all options granted under the Director Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal installments beginning on the first anniversary of the date of grant. Options under the Director Plan, will expire 10 years from the date of grant and are exercisable only while the optionee is serving as a director of the Company. As of July 31, 1997, 10,000 options had been granted at an exercise price of $11.50 per share and remained outstanding under the Director Plan, of which 3,333 were exercisable.

                                  LYCOS, INC.

1996 Employee Stock Purchase Plan

  On February 2, 1996, the 1996 Employee Stock Purchase Plan ("1996 Purchase Plan") was adopted by the Company's Board of Directors. The 1996 Purchase Plan authorizes the issuance of a maximum of 250,000 shares of common stock and is administered by the Compensation Committee of the Board of Directors. All employees of the Company who have completed six months of service with the Company are eligible to participate in the 1996 Purchase Plan with the exception of those employees who own 5% or more of the Company's stock and directors who are not employees of the Company may not participate in this plan. Employees elect to have deducted from 1%-10% of their base compensation. The exercise price for the option is the lesser of 85% of the fair market value of the common stock on the first or last business day of the purchase period (6 months). An employee's rights under the 1996 Purchase Plan terminate upon his or her voluntary withdrawal from the Plan at any time or upon termination of employment.

Stock-Based Compensation

  The Company has granted options to purchase shares of common stock to key employees and directors. These options vest over periods of up to five years and expire at various dates through 2007. The Company has adopted the disclosure provisions of SFAS No. 123 with respect to its stock-based compensation. The effects of applying SFAS No. 123 in this pro forma disclosure may not be representative of the effects on reported income or loss for future years. SFAS 123 does not apply to awards prior to 1995. The Company anticipates additional awards in future years. Had compensation cost for the Company's stock-based compensation plans been determined based on the grant date fair value in accordance with SFAS 123, the Company's net loss and net loss per share for the years ended July 31, 1997 and 1996 would have been increased to the pro forma amounts indicated below:

                                    1997                        1996
                         --------------------------- ---------------------------
                          NET LOSS    LOSS PER SHARE  NET LOSS    LOSS PER SHARE
                         -----------  -------------- -----------  --------------
As Reported............. $(6,619,190)     $(0.48)    $(5,087,838)     $(0.42)
Pro Forma............... $(7,548,626)     $(0.55)    $(5,191,133)     $(0.43)

  The grant date fair value of each stock option is estimated using the Black-Scholes option-pricing model with the following assumptions: an expected life of four years for both the 1996 plan and the 1995 plan, expected volatility of 70% for both plans, a dividend yield of 0% for both plans and a weighted average risk-free interest rate of 6.50% for the 1996 plan and 5.75% for the 1995 plan. The weighted average grant date fair values of options granted in 1997 and 1996 were $4.87 and $1.62, respectively. The weighted-average remaining contractual life of options outstanding at July 31, 1997 was 7.1 years.

8. INCOME TAXES

  As of July 31, 1997, the Company had approximately $4.0 million in Federal and State net operating loss carryforwards. Of this amount, approximately $276,000 relates to the acquisition of Point Communications and will reduce goodwill when utilized. The Federal net operating losses will expire beginning in 2010 if not utilized. The State net operating losses will expire beginning in 2000 if not utilized.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and those used for income tax purposes. As of July 31, 1997 and 1996, the Company had gross deferred tax assets of $4.0 and $2.2 million, respectively, which have been offset in total by a valuation allowance. Deferred tax assets consist primarily of net operating loss carryforwards, deferred revenues and accrued expenses of $1.6 million, $1.8 million and $0.6 million, respectively, at July 31, 1997 and net operating loss carryforwards of $2.2 million at July 31, 1996. The

                                  LYCOS, INC.

Company's deferred tax liability relates solely to the difference in bases of acquired assets. A portion or all of net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

  9. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  The following table sets forth selected quarterly financial and stock price information for the years ended July 31, 1997 and 1996. The operating results for any given quarter are not necessarily indicative of results for any future period. The Company's common stock is traded on the Nasdaq National Market System ("Nasdaq/NMS") under the symbol LCOS. Included below are the high and low sales prices (adjusted for a 2-for-1 stock split effected as of February 9, 1996) during each quarterly period for the shares of common stock as reported by Nasdaq/NMS.

                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                          ----------------------------------------------------------------------
                             FISCAL 1996 QUARTER ENDED           FISCAL 1997 QUARTER ENDED
                          ----------------------------------  ----------------------------------
                          OCT. 31  JAN. 31  APR. 30  JUL. 31  OCT. 31  JAN. 31  APR. 30  JUL. 31
                          -------  -------  -------  -------  -------  -------  -------  -------
Total revenues..........  $   215  $   826  $ 1,552  $ 2,663  $ 3,663  $ 5,004  $ 5,853  $7,753
Cost of revenues (1)....      184      483    1,194    1,364      838    1,090    1,219   1,585
                          -------  -------  -------  -------  -------  -------  -------  ------
Gross profit............       31      343      358    1,299    2,825    3,914    4,634   6,168
Research and development
 expense................       30      258      226      392      967      976    1,167   1,193
In-process research &
 development expense....      --       452      --       --       --       --       --      --
Sales and marketing
 (1)....................      132      308    1,332    2,976    4,618    4,754    4,538   5,220
General and
 administrative
 expenses...............      153      345      500      730      581      737      682     857
                          -------  -------  -------  -------  -------  -------  -------  ------
Operating loss..........     (284)  (1,020)  (1,700)  (2,799)  (3,341)  (2,553)  (1,753) (1,102)
Interest income.........        4        6      112      592      582      541      480     527
Net loss................  $  (280) $(1,014) $(1,588) $(2,207) $(2,759) $(2,012) $(1,273) $ (575)
                          =======  =======  =======  =======  =======  =======  =======  ======
Net loss per share......  $ (0.03) $ (0.09) $ (0.13) $ (0.16) $ (0.20) $ (0.15) $ (0.09) $(0.04)
Market Price:
 High...................      n/a      n/a  $ 29.25  $ 19.25  $ 12.75  $ 18.75  $ 22.75  $19.25
 Low....................      n/a      n/a  $ 14.00  $  5.88  $  5.75  $  9.50  $ 12.00  $11.19

--------
(1) Reconciliation of amounts previously reported on SEC Form 10-Q.

                            FISCAL 1996             FISCAL 1997
                           QUARTER ENDED           QUARTER ENDED
                           ------------- ------------------------------------
                              APR. 30      OCT. 31      JAN. 31     APR. 30
                           ------------- -----------  -----------  ----------
Cost of revenues as
 previously reported on
 SEC Forms 10-Q...........  $1,472,012   $ 2,088,183  $ 2,339,681  $2,190,981
Reclassification..........    (277,779)   (1,250,000)  (1,250,000)   (972,221)
                            ----------   -----------  -----------  ----------
Cost of revenues reported
 above....................  $1,194,233   $   838,183  $ 1,089,681  $1,218,760
                            ==========   ===========  ===========  ==========
Sales and marketing as
 previously reported on
 SEC Forms 10-Q...........  $1,055,228   $ 3,368,209  $ 3,504,290  $3,565,490
Reclassification..........     277,779     1,250,000    1,250,000     972,221
                            ----------   -----------  -----------  ----------
Sales and marketing as
 reported above...........  $1,333,007   $ 4,618,209  $ 4,754,290  $4,537,711
                            ==========   ===========  ===========  ==========

                                  LYCOS, INC.

10. RELATED PARTY TRANSACTIONS

  CMGI has provided the Company certain services for which $48,000 in fees were charged at estimated fair market value in the year ended July 31, 1996. No fees were charged to the Company by CMGI in the year ended July 31, 1997. These services have included, among other things, administration of the Company's 401(k) plan and the purchase of certain insurance coverage. Amounts due CMGI are included in due to related parties on the consolidated balance sheets.

  In addition to amounts paid to CMU in connection with the License Agreement (see Note 3), the Company was also required to pay to CMU an additional $525,000 pursuant to two licenses granted by CMU which were assigned to the Company. As of July 31, 1997, the Company had paid an aggregate of $400,000 to CMU pursuant to these licenses.

11. SUBSEQUENT EVENT (UNAUDITED)

  Subsequent to July 31, 1997, the Board of Directors approved an amendment to the Company's 1996 Stock Option Plan to increase the number of shares of common stock reserved for grant thereunder from 1,000,000 to 3,200,000. This amendment was approved by the Company's stockholders at the annual meeting of stockholders held on December 17, 1997.

  In February 1998, the Company acquired Tripod, Inc. in exchange for the Company's common stock and options and warrants to acquire common stock valued at approximately $63.2 million at the time of the acquisition. Tripod is a leading community building Internet company which provides its users with easy-to-use homepage building tools.

  In March 1998, Lycos acquired a 9.9% ownership stake in GlobeComm, Inc. (iName), a leading global provider of free Web-based e-mail products, in exchange for shares of the Company's common stock valued at $4 million at the time of the transaction. The Company utilizes GlobeComm's e-mail products to provide free, Web-based e-mail to Lycos users.

  In April 1998, Lycos acquired a 14.8% ownership stake in Sage Enterprises, Inc. (PlanetAll) in exchange for shares of the Company's common stock valued at $2.5 million at the time of the transaction. Launched in November 1996, PlanetAll provides through the Internet free core contact management services to its over one million registered members. PlanetAll allows its members to maintain an "Active Address Book" which is always up-to-date because each person in an Active Address Book maintains his or her own record over the Internet. Lycos has integrated PlanetAll's product offering into its personalization products.

  In April 1998, the Company acquired WiseWire Corporation in exchange for the Company's common stock and options to acquire common stock valued at approximately $39.7 million at the time of acquisition. WiseWire's directory-building technology finds, filters, organizes and delivers targeted content to Internet users.

  In May 1998, the Company renewed its one year "Premier Provider" Agreement (the "1998 Agreement") with Netscape pursuant to which the Company was designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser through May 31, 1999. Under the terms of the 1998 Agreement, Netscape will commit 15% of its search exposures during the one-year term of the 1998 Agreement to the Company's search services in exchange for a minimum guaranteed payment by the Company of $4.75 million, which payment is subject to increase if the actual number of exposures delivered to the Company by Netscape exceeds certain specified amounts.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Tripod, Inc.:

  We have audited the accompanying balance sheets of Tripod, Inc. as of October 31, 1997 and December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the ten months ended October 31, 1997 and year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripod, Inc. as of October 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the ten months ended October 31, 1997 and year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
February 3, 1998

                                  TRIPOD, INC.

                                 BALANCE SHEETS

                                          JANUARY 31,  OCTOBER 31,  DECEMBER 31,
                                             1998         1997          1996
                                          -----------  -----------  ------------
                                          (UNAUDITED)
                 ASSETS
Current assets:
  Cash and cash equivalents.............  $ 3,849,928  $ 5,871,589  $    46,128
  Accounts receivable, less allowance
   for doubtful accounts of $119,000,
   $110,000 and $34,000 at January 31,
   1998, October 31, 1997 and
   December 31, 1996, respectively......      300,730      111,128      114,870
  Prepaid expenses......................          --        17,567        8,000
                                          -----------  -----------  -----------
    Total current assets................    4,150,658    6,000,284      168,998
                                          -----------  -----------  -----------
Property and equipment, less accumulated
 depreciation...........................    1,279,528      916,552      263,728
Other assets............................          --        24,650       14,625
                                          -----------  -----------  -----------
    Total assets........................  $ 5,430,186  $ 6,941,486  $   447,351
                                          ===========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.........................  $       --   $       --   $   600,000
  Accounts payable......................      828,784       53,199      111,821
  Accrued expenses......................      494,593      695,457       84,684
  Deferred revenues.....................       92,780       92,520       31,594
                                          -----------  -----------  -----------
    Total current liabilities...........    1,416,157      841,176      828,099
Deferred compensation...................          --       169,183      147,930
Redeemable preferred stock, Series D and
 E, $0.01 par value: Authorized: 291,921
 shares at January 31, 1998, October 31,
 1997 and December 31, 1996; Issued and
 outstanding: 239,872 at January 31,
 1998, October 31, 1997 and 40,669 at
 December 31, 1996. Involuntary
 liquidation value and redemption value
 of 11,749,978 at January 31, 1998......   11,475,850   11,475,850    1,535,898
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value;
   500,000 shares authorized, 69,025
   shares at January 31, 1998,
   October 31, 1997 and 69,025 at
   December 31, 1996 issued and
   outstanding. Involuntary liquidation
   value of $1,126,940 at January 31,
   1998.................................          690          690          690
  Common stock, $.01 par value;
   1,000,000 shares authorized, 83,510
   shares at January 31, 1998,
   October 31, 1997 and 83,372 at
   December 31, 1996 issued and
   outstanding..........................          847          835          834
Additional paid-in capital..............    1,541,311    1,466,143    1,313,882
Deferred compensation...................     (198,469)    (141,548)         --
Accumulated deficit.....................   (8,806,200)  (6,870,843)  (3,379,982)
                                          -----------  -----------  -----------
    Total stockholders' equity..........   (7,461,821)  (5,544,723)  (2,064,576)
                                          -----------  -----------  -----------
    Total liabilities and stockholders'
     equity.............................  $ 5,430,186  $ 6,941,486  $   447,351
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                                  TRIPOD, INC.

                            STATEMENTS OF OPERATIONS

                            SIX MONTHS ENDED
                               JANUARY 31,
                         ------------------------
                                                   TEN MONTHS ENDED    YEAR ENDED
                            1998         1997      OCTOBER 31, 1997 DECEMBER 31, 1996
                         -----------  -----------  ---------------- -----------------
                               (UNAUDITED)
Revenues:
  Advertising........... $   490,580  $   159,638    $   450,980       $   347,191
  Other.................     165,474       53,847        113,749             5,032
                         -----------  -----------    -----------       -----------
    Total revenues......     656,054      213,485        564,729           352,223
Cost of revenues........     705,593      248,204        497,746           443,252
                         -----------  -----------    -----------       -----------
    Gross profit........     (49,539)     (34,719)        66,983           (91,029)
Operating expenses:
  Research and
   development..........   1,685,987      712,062      1,814,486           804,359
  Sales and marketing...   1,610,553      479,044      1,301,143           903,325
  General and
   administrative.......     601,824      192,351        542,044           279,146
                         -----------  -----------    -----------       -----------
    Total operating
     expenses...........   3,898,364    1,383,457      3,657,673         1,986,830
                         -----------  -----------    -----------       -----------
Operating loss..........  (3,947,903)  (1,418,176)    (3,590,690)       (2,077,859)
Interest income
 (expense)..............     158,827      (14,189)        99,829            (9,734)
                         -----------  -----------    -----------       -----------
Net loss................ $(3,789,076) $(1,432,365)   $(3,490,861)      $(2,087,593)
                         ===========  ===========    ===========       ===========


                See accompanying notes to financial statements.

                                  TRIPOD, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                          PREFERRED STOCK  COMMON STOCK
                          ---------------- -------------
                                                         ADDITIONAL
                                                          PAID-IN     DEFERRED    ACCUMULATED
                          SHARES   AMOUNT  SHARES AMOUNT  CAPITAL   COMPENSATION    DEFICIT       TOTAL
                          -------- ------- ------ ------ ---------- ------------  -----------  -----------
Balances at December 31,
 1995...................    69,025  $  690 79,500  $795  $1,139,750  $     --     $(1,292,389) $  (151,154)
Issuance of preferred
 stock warrants.........       --      --     --    --      158,683        --             --       158,683
Issuance of common stock
 in connection with the
 exercise of common
 stock options..........       --      --   3,872    39      15,449        --             --        15,488
Net loss................       --      --     --    --          --         --      (2,087,593)  (2,087,593)
                          --------  ------ ------  ----  ----------  ---------    -----------  -----------
Balances at December 31,
 1996...................    69,025  $  690 83,372  $834  $1,313,882  $     --     $(3,379,982) $(2,064,576)
Issuance of common stock
 in connection with the
 exercise of common
 stock options..........       --      --     138     1         551        --             --           552
Deferred compensation
 related to grant of
 stock options..........       --      --     --    --      151,710   (151,710)           --           --
Amortization of deferred
 compensation...........       --      --     --    --          --      10,162            --        10,162
Net loss................       --      --     --    --          --         --      (3,490,861)  (3,490,861)
                          --------  ------ ------  ----  ----------  ---------    -----------  -----------
Balances at October 31,
 1997...................    69,025  $  690 83,510  $835  $1,466,143  $(141,548)   $(6,870,843) $(5,544,723)
Issuance of common stock
 in connection with the
 exercise of common
 stock options
 (unaudited)............       --      --   1,210    12       3,630        --             --         3,642
Deferred compensation
 related to grant of
 stock options
 (unaudited)............       --      --     --    --       71,538    (71,538)           --           --
Amortization of deferred
 compensation
 (unaudited)............       --      --     --    --          --      14,617            --        14,617
Net loss (unaudited)....       --      --     --    --          --         --      (1,935,357)  (1,935,357)
                          --------  ------ ------  ----  ----------  ---------    -----------  -----------
Balances at January 31,
 1998 (unaudited).......    69,025    $690 84,720  $847  $1,541,311  $(198,469)   $(8,806,200) $(7,461,821)
                          ========  ====== ======  ====  ==========  =========    ===========  ===========

                See accompanying notes to financial statements.

                                  TRIPOD, INC.

                            STATEMENTS OF CASH FLOWS

                             SIX MONTHS ENDED
                                JANUARY 31,
                          ------------------------  TEN MONTHS ENDED    YEAR ENDED
                             1998         1997      OCTOBER 31, 1997 DECEMBER 31, 1996
                          -----------  -----------  ---------------- -----------------
                                (UNAUDITED)
OPERATING ACTIVITIES
Net loss................  $(3,789,076) $(1,432,365)   $(3,490,861)      $(2,087,593)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Amortization of
   deferred
   compensation.........       24,779          --          10,162               --
  Depreciation and
   amortization.........      248,693       42,621        209,744            63,020
  Allowance for doubtful
   accounts.............       86,218       34,495         75,131            34,495
Changes in operating
 assets and liabilities:
  Accounts receivable...     (219,753)     (52,775)       (71,389)         (147,665)
  Prepaid expenses......      177,725       11,036         (9,567)           (7,177)
  Other assets..........       20,573      (15,900)       (10,025)          (14,625)
  Accounts payable......      728,666       38,972        (58,622)           44,624
  Accrued expenses......      372,155       50,713        610,773            43,767
  Deferred revenues.....       16,514      (16,233)        60,926           (34,031)
  Deferred
   compensation.........     (160,965)      19,585         21,253            24,114
                          -----------  -----------    -----------       -----------
Net cash used in
 operating activities...   (2,494,471)  (1,319,851)    (2,652,475)       (2,081,071)
                          -----------  -----------    -----------       -----------
INVESTING ACTIVITIES
Purchase of property and
 equipment..............     (798,328)    (164,585)      (862,568)         (256,009)
                          -----------  -----------    -----------       -----------
Net cash used in
 investing activities...     (798,328)    (164,585)      (862,568)         (256,009)
                          -----------  -----------    -----------       -----------
FINANCING ACTIVITIES
Proceeds from sale of
 redeemable preferred
 stock..................          --       250,004      9,999,991         1,591,304
Proceeds from sale of
 preferred stock
 warrants...............          --           --             --            158,683
Payment of issuance
 costs for redeemable
 preferred stock........          --           --         (60,039)          (55,406)
Proceeds from borrowings
 on notes payable.......          --       800,000        975,000           600,000
Payments on notes
 payable................          --           --      (1,575,000)              --
Proceeds from exercise
 of stock options.......        5,140        4,800            552            15,488
                          -----------  -----------    -----------       -----------
Net cash provided by
 financing activities...        5,140    1,054,804      9,340,504         2,310,069
                          -----------  -----------    -----------       -----------
Net increase (decrease)
 in cash and cash
 equivalents............   (3,287,659)    (429,632)     5,825,461           (27,011)
                          -----------  -----------    -----------       -----------
Cash and cash
 equivalents at
 beginning of period....    7,137,589      510,809         46,128            73,139
                          -----------  -----------    -----------       -----------
Cash and cash
 equivalents at end of
 period.................  $ 3,849,930  $    81,177    $ 5,871,589       $    46,128
                          ===========  ===========    ===========       ===========

                See accompanying notes to financial statements.

                                 TRIPOD, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Company

  Tripod, Inc. ("Tripod" or the "Company"), which operates in one industry segment, maintains a community oriented website on the Internet's World Wide Web. The Company provides content for members of Tripod and provides software applications that allow members to publish their personal homepage on the Internet's World Wide Web. The Company was formed in September 1992 and is incorporated in the state of Delaware.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. At October 31, 1997 and December 31, 1996, the Company had no investments with original or remaining maturities greater than three months.

 Property and Equipment

  Property and equipment are stated at cost, net of accumulated depreciation and amortization. Computer equipment is depreciated on a straight-line basis over the estimated useful lives of the assets (generally three years). Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

 Revenue Recognition

  The Company's internet advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a number of impressions for a fixed fee or on a per impression basis with an established minimum fee. Revenues from internet advertising are recognized as the services are performed.

  The Company's other revenue includes subscription fees from members for premium memberships, which include enhanced homepage building tools. Subscription fees are recognized ratably over the term of the subscription.

 Deferred Revenues

  Deferred revenues are comprised of subscription fees to be earned in the future on noncancelable premium member subscriptions.

 Research and Development Costs

  Research and development expenditures are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of either a detailed program design or a working model of the product and ending when a product is available for general release to consumers. To date, completion of a detailed program design or a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

 Advertising Costs

  The Company expenses advertising production costs as incurred. Advertising expenses were approximately $563,000 and $458,000 for the ten-month period ended October 31, 1997 and the year ended December 31, 1996, respectively.

                                 TRIPOD, INC.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Concentration of Credit Risk

  Substantially all of the Company's excess cash has been invested in highly liquid investments with remaining maturities of three months or less.

  The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. Direct write-offs of accounts receivable were $11,750 for the ten month period ended October 31, 1997. There were no direct write-offs of accounts receivable for the year ended December 31, 1996. No single customer accounted for greater than 10% of total revenues during the ten month period ended October 31, 1997 and two customers each accounted for more than 10% of total revenue for the year ended December 31, 1996.

 Financial Instruments

  The recorded amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenues, approximate their fair market values as of October 31, 1997. The Company has no investments in derivative financial instruments.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Stock Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income or loss and earnings or loss per share in the notes to the financial statements. The Company applies the disclosure provisions of SFAS 123 and applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's stock option plans.


 New Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. The Company believes that this pronouncement will not have a material adverse effect on its results of operations.

                                 TRIPOD, INC.

2. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                     OCTOBER 31,  DECEMBER 31,
                                                        1997          1996
                                                     -----------  ------------
      Computers and equipment....................... $  863,330     $348,792
      Leasehold improvements........................    348,030          --
                                                     ----------     --------
                                                      1,211,360      348,792
      Less accumulated depreciation and
       amortization.................................   (294,808)     (85,064)
                                                     ----------     --------
                                                     $  916,552     $263,728
                                                     ==========     ========

3. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                        OCTOBER 31, DECEMBER 31,
                                                           1997         1996
                                                        ----------- ------------
      Compensation and benefits........................  $203,300     $ 4,927
      Advertising and promotion........................   170,444         --
      Professional fees................................   146,049      50,000
      Taxes............................................   100,000         --
      Other............................................    75,664      29,757
                                                         --------     -------
                                                         $695,457     $84,684
                                                         ========     =======

4. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain other equipment under operating lease agreements expiring through 2000. Future noncancelable minimum payments as of October 31, 1997 under these leases for each fiscal year end are as follows:

      1997............................................................. $ 47,076
      1998.............................................................  212,008
      1999.............................................................  134,751
      2000.............................................................   88,100
                                                                        --------
                                                                        $481,935
                                                                        ========

  Rent expense under noncancelable operating leases was $79,950 for the ten month period ended October 31, 1997 and $45,061 for the year ended December 31, 1996.

5. NOTES PAYABLE

  On November 1, 1996, the Company entered into a loan agreement with a bank which provided for borrowings of up to $1,750,000 to finance operations. Any such borrowings were subject to an interest rate equal to the bank's prime rate plus 1 1/2%. Borrowings made under this agreement were due on July 30, 1997, or at the closing of the Series E Preferred stock offering (see Note 8), whichever event occurred sooner. The loan was secured by all the assets of the Company. At December 31, 1996, there was $600,000 outstanding under the facility and on May 23, 1997 the loan was paid in full.

                                 TRIPOD, INC.

6. DEFERRED COMPENSATION

  As of October 31, 1997 the Company was indebted to its Chairman and its President for certain wages that had been earned during 1994 through October 31, 1997 for which the related cash payment had been deferred. Deferred compensation does not accrue interest nor is there a pre-determined date on which the liability is to be paid.

7. STOCKHOLDERS' EQUITY

 Common Stock

  In connection with the formation of the Company in September 1992, the Company's founding stockholders contributed $79.50 for 79,500 shares of common stock.

 Preferred Stock

  During the year ended December 31, 1994, the Company issued 27,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") at $4.67 per share to private investors for $126,090.

  The Series A Preferred Stock is voting. Dividends do not accrue. In the event a dividend is declared the dividend must be paid to the Series A Preferred Stock holders before any dividend can be paid to the common stock holders. The Series A Preferred Stock is convertible at any time into common stock on a one for one ratio. Upon the closing of a sale of common stock at a price of at least $20.00 per share pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds to the Company, all outstanding shares of Series A Preferred Stock shall automatically be converted into common stock, at the then effective conversion rate. The Series A Preferred Stock is not redeemable at the option of the holder. At any time after January 1, 2000, the Company may, at the option of the Board of Directors, redeem the Series A Preferred Stock in whole or in part by paying $4.17 per share in cash to the holders of the Series A Preferred Stock. Upon voluntary or involuntary liquidation, after the payment of all preferences on the Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock (the "Senior Preferred"), holders of Series A Preferred Stock are entitled to receive, out of generally available funds, the greater of $4.17 per share, or such amount per share as would be payable had each such share been converted into Common Stock immediately prior to such liquidation. In the event of a liquidation, Series B Preferred Stock and Series A Preferred Stock rank on parity. In the event the proceeds are not sufficient to liquidate the holders of Series A Preferred Stock and Series B Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock shall share the proceeds on a pro-rata weighted-average basis.

  During the six month period ended June 30, 1995, the Company issued 26,500 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") at $12.50 per share to private investors for $331,250.

  The Series B Preferred Stock is voting. Dividends do not accrue. In the event a dividend is declared, the dividend must be paid to the Series B Preferred Stock holders before any dividend can be paid to the Series A Preferred Stock and common stock holders. The Series B Preferred Stock is convertible at any time into common stock on a one for one ratio. Upon the closing of a sale of common stock at a price of at least $20.00 per share pursuant to an effective registration statement under the Securities Act of 1993, as amended, resulting in at least $10,000,000 of gross proceeds to the Company, all outstanding shares of Series B Preferred Stock shall automatically be converted into common stock, at the then effective conversion rate. The Series B Preferred Stock is not redeemable at the option of the holder. At any time after January 1, 2000, the Company may, at the option of the Board of Directors, redeem the Series B Preferred Stock in whole or in part by paying $12.50 per share in cash to the holders of the Series B Preferred Stock. Upon voluntary or involuntary liquidation, after the payment of all preferences on the Senior Preferred, holders of Series B Preferred Stock are entitled to receive,

                                 TRIPOD, INC.

out of generally available funds, the greater of $12.50 per share or such amount per share as would be payable had each such share been converted into Common Stock immediately prior to such liquidation. In the event of a liquidation, Series B Preferred Stock and Series A Preferred Stock rank on parity. In the event the proceeds are not sufficient to liquidate the holders of Series A Preferred Stock and Series B Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock shall share the proceeds on a pro-rata weighted-average basis.

  In October 1995, the Company issued 15,525 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock") at $44.00 per share to private investors for $683,100.

  The Series C Preferred Stock is voting. Dividends do not accrue. In the event a dividend is declared, the dividend must be paid to the Series C Preferred Stock holders before any dividend can be paid to the Series A Preferred Stock, Series B Preferred Stock (collectively the "Junior Preferred Stock") and common stock holders. The Series C Preferred Stock is convertible at any time into common stock on a one for one ratio. Upon the closing of a sale of common stock at a price of at least $50.00 per share pursuant to an effective registration statement under the Securities Act of 1993, as amended, resulting in at least $10,000,000 of gross proceeds to the Company, all outstanding shares of Series C Preferred Stock shall automatically be converted into common stock, at the then effective conversion rate. The Series C Preferred Stock is not redeemable at the option of the holder. At any time after January 1, 2001, the Company may, at the option of the Board of Directors, redeem the Series C Preferred Stock in whole or in part by paying $44.00 per share in cash to the holders of the Series C Preferred Stock. Upon voluntary or involuntary liquidation, holders of Series C Preferred Stock are entitled to receive, out of generally available funds, the greater of $44.00 per share or such amount per share as would be payable had each such share been converted into Common Stock immediately prior to such liquidation. The Senior Preferred ranks on parity. In the event that the proceeds from liquidation are not sufficient to pay amounts due to the Senior Preferred, the Senior Preferred shall share the proceeds based on a pro-rata weighted-average basis.


1995 STOCK OPTION PLAN

  During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan") under which incentive stock options and nonqualified stock options to purchase common stock may be granted to officers, key employees and advisors. Under the Plan, options to purchase 100,000 shares of common stock may be granted at an exercise price determined by the Board of Directors. Options under the 1995 Plan are generally exercisable in eight semi-annual installments beginning six months after date of grant. Options under the 1995 Plan expire ten years from the date of grant. The total weighted average contractual life of options outstanding at October 31, 1997 was 8.91 years.

  A summary of option activity under the 1995 Plan is as follows:

                                                  WEIGHTED-
                                                   AVERAGE        RANGE OF
                                       OPTIONS  EXERCISE PRICE EXERCISE PRICE
                                       -------  -------------- --------------
      Outstanding at December 31,
       1995........................... 17,907       $4.00      $        4.00
       Granted........................ 16,400       $4.00      $        4.00
       Exercised...................... (3,872)      $4.00      $        4.00
       Terminated..................... (1,283)        --                 --
                                       ------
      Outstanding at December 31,
       1996........................... 29,152       $4.00      $        4.00
       Granted........................ 31,400       $4.11      $4.00--$10.00
       Exercised......................   (138)      $4.00      $        4.00
       Terminated..................... (2,498)        --                 --
                                       ------
      Outstanding at October 31,
       1997........................... 57,916       $4.06      $4.00--$10.00
                                       ======
      Exercisable at October 31,
       1997........................... 24,462       $4.00      $        4.00
                                       ======

                                 TRIPOD, INC.

                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                 --------------------------------------- --------------------------
                                   WEIGHTED-
                                    AVERAGE    WEIGHTED-                  WEIGHTED-
      RANGE OF       OPTIONS       REMAINING    AVERAGE      OPTIONS       AVERAGE
      EXERCISE    OUTSTANDING AT  CONTRACTUAL  EXERCISE   EXERCISABLE AT  EXERCISE
       PRICES    OCTOBER 31, 1997 LIFE (YEARS)   PRICE   OCTOBER 31, 1997   PRICE
      --------   ---------------- ------------ --------- ---------------- ---------
      $4.00           57,366          8.90      $ 4.00        24,462        $4.00
      $10.00             550          9.92      $10.00           --           --
                      ------                                  ------
                      57,916                                  24,462
                      ======                                  ======

  The Company has recorded deferred compensation of approximately $152,000 for the difference between the exercise price and the estimated fair value of certain stock option grants. This amount is being amortized over the vesting period of the individual options on a straight-line basis, determined separately for each portion of the options that vest each year. Deferred compensation expense recognized for the ten month period ended October 31, 1997 and the year ended December 31, 1996 was approximately $10,000 and $0, respectively.

 Stock-Based Compensation

  The Company has granted options to purchase shares of common stock to key employees and directors. These options vest over periods of up to four years and expire at various dates through 2007. The Company has adopted the disclosure provisions of SFAS No. 123 with respect to stock-based compensation. The effects of applying SFAS No. 123 in this pro forma disclosure may not be representative of the effects on net loss for future years. Had compensation cost for the Company's stock-based compensation plans been determined based on the grant date fair value in accordance with SFAS 123, the Company's net loss for the ten month period ended October 31, 1997 and for the year ended December 31, 1996 would have been increased to the pro forma amounts indicated below:

                                                   TEN MONTH
                                                  PERIOD ENDED
                                                  OCTOBER 31,      YEAR ENDED
                                                      1997      DECEMBER 31, 1996
                                                  ------------  -----------------
                                                    NET LOSS        NET LOSS
                                                  ------------  -----------------
      As Reported................................ $(3,490,861)     $(2,087,593)
      Pro Forma.................................. $(3,504,821)     $(2,094,438)

  The grant date fair value of each stock option is estimated using the Black-Scholes option-pricing model with the following assumptions: an expected life of two or four years, a dividend yield of 0% and a weighted average risk-free interest rate of 5.75%. The weighted average grant date fair values of options were $0.76. The weighted-average remaining contractual life of options outstanding at October 31, 1997 was 8.91 years.

8. REDEEMABLE PREFERRED STOCK

  In February 1996, the Company issued 40,669 shares of Series D Convertible Preferred Stock ("Series D Preferred Stock") at $43.03 per share to a private investor for $1,694,581 net of issuance costs of $55,406. In connection with the issuance of the Series D Preferred Stock, the Company issued two year warrants to purchase 17,430 shares of Series D Preferred Stock at $43.03 per share and five year warrants to purchase 17,429 shares of Series D Preferred Stock at $43.03 per share. In October 1996 5,810 of two year Series D Preferred Stock warrants were exercised at a price of $43.03. The value of the Series D Preferred Stock warrants as determined by management of $158,683 has been recorded as additional paid in capital.

  The Series D Preferred Stock is voting. Dividends do not accrue. In the event a dividend is declared, the dividend must be paid to the Series D Preferred Stock holders before any dividend can be paid to the Series A

                                 TRIPOD, INC.

Preferred Stock, Series B Preferred Stock (collectively the "Junior Preferred Stock") and common stock holders. The Series D Preferred Stock is convertible at any time into common stock on a one for one ratio. Upon the closing of a sale of common stock at a price of at least $86.06 per share pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Company, all outstanding shares of Series D Preferred Stock shall automatically be converted into common stock, at the then effective conversion rate. The Series D Preferred Stock is redeemable at the option of the holder at a price equal to $43.03 per share. The Series D Preferred Stock holders may redeem 33 1/3% of their holdings on January 1, 2002, 50% of their holdings on January 1, 2003 and 100% of their holdings on January 1, 2004. At any time after January 1, 2002, the Company may, at the option of the Board of Directors redeem the Series D Preferred Stock, in whole or in part, by paying $43.03 per share in cash to the holders of the Series D Preferred Stock. Upon voluntary or involuntary liquidation, holders of Series D Preferred Stock are entitled to receive, out of generally available funds, the greater of $43.03 per share, or such amount per share as would be payable had each such share been converted into common stock immediately prior to such liquidation. The Senior Preferred ranks on parity in the event of liquidation. In the event that the proceeds from liquidation are not sufficient to pay amounts due to the Senior Preferred, the Senior Preferred shall share the liquidation proceeds based on a pro-rata weighted-average basis.

  As a result of the Series D Preferred Stock issuance, the Series C Preferred Stock conversion rate increased from one to one (1:1) to 1.0475:1.00.

  In May 1997, the Company issued 199,203 shares of Series E Convertible Preferred Stock ("Series E Preferred Stock") at $50.20 per share to private investors for total consideration of $9,939,952 net of issuance costs of $60,039.

  The Series E Preferred Stock is voting. Dividends do not accrue. In the event a dividend is declared, the dividend must be paid to the Series D Preferred Stock and Series E Preferred Stock holders before any dividend can be paid to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively the "Junior Preferred Stock") and common stock holders. The Series E Preferred Stock is convertible at any time into common stock on a one for one ratio. Upon the closing of a sale of common stock at a price of at least $100.40 per share pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Company, all outstanding shares of Series E Preferred Stock shall automatically be converted into common stock, at the then effective conversion rate. The Series E Preferred Stock is redeemable at the option of the holder at a price equal to $50.20 per share. On January 1, 2003, 2004 and 2005 (the "Series E Installment Dates") holders of Series E Preferred Stock holders can cause the Company to redeem shares of Series E Preferred Stock in three annual installments. As a result of the issuance of Series E Preferred Stock, the Series D Preferred Stock redemption rights, as discussed above, have been amended to the reflect the same redemption schedule of the Series E Preferred Stock. Upon voluntary or involuntary liquidation, holders of Series E Preferred Stock are entitled to receive, out of generally available funds, the greater of $52.20 per share, or such amount per share as would be payable had each such share been converted into common stock immediately prior to such liquidation. In the event that the proceeds from liquidation are not sufficient to pay amounts due to the Senior Preferred, the Senior Preferred shall share the liquidation proceeds based on a weighted-average pro-rata allocation. The Senior Preferred rank on parity. In the event that the proceeds from liquidation are not sufficient to pay amounts due to the Senior Preferred, the Senior Preferred shall share the liquidation proceeds based on a pro-rata weighted-average basis.

  Following payments to holders of Senior Preferred Stock, Series B Preferred Stock, Series A Preferred Stock and common stock, all holders of Preferred Stock are then entitled to share in remaining available funds on an "as-if converted" basis with holders of common stock. In the event that the proceeds from liquidation are

                                 TRIPOD, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

not sufficient to liquidate amounts due to the Liquidating Preferred Stock, the Liquidating Preferred Stock shall share the liquidation proceeds based on a weighted average pro-rata allocation.

9. INCOME TAXES

  As of October 31, 1997, the Company had approximately $5.7 million in Federal and State net operating loss carryforwards. The Federal net operating losses will expire beginning in 2010 if not utilized. The State net operating losses will expire beginning in 2000 if not utilized.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and those used for income tax purposes. As of October 31, 1997 and December 31, 1996, the Company had deferred tax assets of $3.9 and $1.8 million, respectively, which have been offset in total by a valuation allowance. Deferred tax assets consist primarily of net operating loss carryforwards and accrued expenses of $3.4 million and $.5 million, respectively, at October 31, 1997 and net operating loss carryforwards of $1.8 million at December 31, 1996. A portion or all of net operating loss carryforwards which can be utilized in any year may be limited by changes in ownership of the Company, pursuant to Section 382 of the Internal Revenue Code and similar statutes.

  In the opinion of management, it is more likely than not that deferred tax assets will not be realized due to the potential limitations of the utilization of net operating loss carryforwards and the uncertainty surrounding the Company's ability to generate future income sufficient to realize deferred tax assets.

10. SUBSEQUENT EVENT

  On February 2, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Lycos, Inc, a Delaware corporation ("Lycos"), and Pod Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Lycos ("PAC"), Bo Peabody and Richard Sabot, providing for the merger of PAC with and into the Company (the "Merger"). On February 11, 1998, the Company completed the closing of the Merger and Tripod became a wholly-owned subsidiary of Lycos. In accordance with the terms of the Agreement, Richard Sabot will be elected to the Company's Board of Directors for a term expiring at the first Annual Meeting of Lycos' stockholders held after Lycos' fiscal year ending July 31, 2000.

  In the Merger, all outstanding shares of Common Stock and Preferred Stock of the Company and options and warrants to purchase Common Stock and Preferred Stock of the Company were converted into 1,560,363 shares and options and warrants to purchase Common Stock, par value $.01 per share, of Lycos at an exchange ratio of 3.2427566. All outstanding options to purchase Common Stock of the Company have been assumed by Lycos and converted into options to purchase Common Stock of Lycos, and all outstanding warrants to purchase Preferred Stock of the Company have been assumed by Lycos and converted into warrants to purchase Common Stock of Lycos. The total value of shares, options, and warrants exchanged is $63.2 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of WiseWire Corporation:

  We have audited the accompanying balance sheets of WiseWire Corporation, a development stage enterprise, (the Company) as of May 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WiseWire Corporation as of May 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred losses from operations and had negative cash flows from operations since its inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in
Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Coopers & Lybrand L.L.P.

Pittsburgh, Pennsylvania
July 31, 1997, except for the first paragraph of Note 5 as to which the date is October 13, 1997 and Note 12 as to which the date is September 24, 1997

                              WISEWIRE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                                                MAY 31,
                                            JANUARY 31,  ----------------------
                                               1998         1997        1996
                                            -----------  ----------  ----------
                                            (UNAUDITED)
                  ASSETS
Current assets:
  Cash and cash equivalents................ $  722,864   $  966,292  $1,217,619
  Accounts receivable, net of allowance for
   doubtful accounts of $50,000 in 1998....    120,200       38,364      15,487
  Prepaid expenses.........................     25,114       49,978      11,780
                                            ----------   ----------  ----------
    Total current assets...................    868,178    1,054,634   1,244,886
Property and equipment, net of accumulated
 depreciation and amortization.............    808,839      952,722     296,223
Capitalized software costs, net of
 accumulated amortization of $117,877 in
 1998 and $19,181 in 1997..................    104,200      202,896      98,585
Other assets...............................     30,733       37,034      13,122
                                            ----------   ----------  ----------
    Total assets........................... $1,811,950   $2,247,286  $1,652,816
                                            ==========   ==========  ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................... $   36,339   $  272,324  $   80,293
  Current portion of long-term debt........    448,476      135,349         --
  Accrued expenses.........................    403,623      183,596      16,311
  Deferred revenue.........................        --        22,605         --
  Loans and accrued interest due to
   stockholder/officer.....................        --           --       12,910
                                            ----------   ----------  ----------
    Total current liabilities..............    888,438      613,874     109,514
Long-term debt.............................    230,302      417,320         --
                                            ----------   ----------  ----------
    Total liabilities......................  1,118,740    1,031,194     109,514
Commitments and contingencies .............        --           --          --
Stockholders' equity:
  Series A convertible preferred stock,
   $.01 par value; 187,500 shares autho-
   rized, 187,500 issued and outstanding in
   1998 and 1997 and 125,000 issued and
   outstanding in 1996.....................      1,875        1,875       1,250
  Series B convertible preferred stock,
   $.01 par value; 2,000,000 shares autho-
   rized, 750,000 issued and outstanding in
   1998 and 1997 and none in 1996..........      7,500        7,500         --
  Series C convertible preferred stock,
   $.01 par value; 2,941,403 shares autho-
   rized, 2,941,403 issued and outstanding
   in 1998 and none in 1997 and 1996.......     29,414          --          --
  Common stock, $.01 par value; 10,000,000
   shares authorized; 4,165,745, 4,110,745
   and 3,835,900 issued and outstanding in
   1998, 1997 and 1996, respectively.......     41,657       41,107      38,359
  Additional paid-in capital...............  8,004,471    4,136,558   1,719,281
  Deferred compensation....................   (773,573)         --          --
  Accumulated deficit during the develop-
   ment stage.............................. (6,618,134)  (2,970,948)   (215,588)
                                            ----------   ----------  ----------
    Total stockholders' equity.............    693,210    1,216,092   1,543,302
                                            ----------   ----------  ----------
    Total liabilities and stockholders' eq-
     uity.................................. $1,811,950   $2,247,286  $1,652,816
                                            ==========   ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                              WISEWIRE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                PERIOD FROM
                                                                  JUNE 9,
                           EIGHT MONTHS ENDED         YEAR         1995
                               JANUARY 31,            ENDED     (INCEPTION)    CUMULATIVE
                         ------------------------    MAY 31,     TO MAY 31      THROUGH
                            1998         1997         1997         1996     JANUARY 31, 1998
                         -----------  -----------  -----------  ----------- ----------------
                               (UNAUDITED)                                    (UNAUDITED)
Revenues:
  License............... $   242,052          --           --          --     $   242,052
  Advertising...........      47,477  $    10,000  $     8,645   $   4,346         60,468
                            --------
                                      -----------  -----------   ---------    -----------
    Total revenues......     289,529       10,000        8,645       4,346        302,520
Cost of revenues........     565,715      167,737      160,460      11,082        737,257
                            --------     --------
                                                   -----------   ---------    -----------
    Gross profit (defi-
     cit)...............    (276,186)    (157,737)    (151,815)     (6,736)      (434,737)
Operating expenses:
  Research and develop-
   ment.................   1,193,628      381,889      727,738      95,096      2,016,462
  Sales and marketing...     446,076      111,915      369,659      13,649        829,384
  General and adminis-
   trative..............   1,488,256      989,778    1,573,411     166,031      3,227,698
                          ----------   ----------
                                                   -----------   ---------    -----------
    Total operating ex-
     penses.............   3,127,960    1,483,582    2,670,808     274,776      6,073,544
                          ----------   ----------
                                                   -----------   ---------    -----------
Operating loss..........  (3,404,146)  (1,641,319)  (2,822,623)   (281,512)    (6,508,281)
Other income (expense)
  Grant income (ex-
   pense)...............    (193,576)      37,893       71,822      60,000        (61,754)
  Interest income (ex-
   pense)...............     (49,464)      22,276       (4,559)      5,924        (48,099)
                         -----------  -----------  -----------   ---------    -----------
                           (243,040)       60,169       67,263      65,924       (109,853)
                         -----------  -----------  -----------   ---------    -----------
Net loss................ $(3,647,186) $(1,581,150) $(2,755,360)  $(215,588)   $(6,618,134)
                         ===========  ===========  ===========   =========    ===========


   The accompanying notes are an integral part of these financial statements.

                              WISEWIRE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           ACCUMULATED
                             COMMON STOCK     PREFERRED STOCK   ADDITIONAL               DEFICIT DURING      TOTAL
                          ------------------ ------------------  PAID-IN      DEFERRED   THE DEVELOPMENT STOCKHOLDERS'
                           SHARES    AMOUNT    SHARES   AMOUNT   CAPITAL    COMPENSATION      STAGE         EQUITY
                          --------- -------- ---------- ------- ----------  ------------ --------------- -------------
Balance, June 9, 1995
 (inception)............        --       --         --      --         --          --              --            --
Initial capitalization
 of Company.............  3,250,000 $  9,750        --      --         --          --              --     $    9,750
Issuance of common
 stock..................    585,900    5,859        --      --  $  696,081         --              --        701,940
Five-for-one stock
 split..................        --    22,750        --      --     (22,750)        --              --            --
Issuance of preferred
 stock--Series A........        --       --     125,000 $ 1,250    998,750         --              --      1,000,000
Stock compensation......        --       --         --      --      47,200         --              --         47,200
Net loss................        --       --         --      --         --          --      $  (215,588)     (215,588)
                          --------- -------- ---------- ------- ----------   ---------     -----------    ----------
Balance, May 31, 1996...  3,835,900   38,359    125,000   1,250  1,719,281         --         (215,588)    1,543,302
Issuance of preferred
 stock
 Series A...............        --       --      62,500     625    499,375         --              --        500,000
 Series B...............        --       --     750,000   7,500  1,492,500         --              --      1,500,000
Issuance of common stock
 for cash...............    257,500    2,575        --      --     397,825         --              --        400,400
Issuance of common stock
 for services...........     17,345      173        --      --      27,577         --              --         27,750
Net loss................        --       --         --      --         --          --       (2,755,360)   (2,755,360)
                          --------- -------- ---------- ------- ----------   ---------     -----------    ----------
Balance, May 31, 1997...  4,110,745 $ 41,107 $  937,500 $ 9,375 $4,136,558         --      $(2,970,948)    1,216,092
Issuance of preferred
 stock--Series C
 (unaudited)............        --       --   2,941,403  29,414  2,970,586         --              --      3,000,000
Exercise of stock
 options (unaudited)....     55,000      550        --      --       6,850         --              --          7,400
Deferred compensation
 related to grant of
 stock options
 (unaudited)............        --       --         --      --     890,477    (890,477)            --            --
Amortization of deferred
 compensation
 (unaudited)............        --       --         --      --         --      116,904             --        116,904
Net loss (unaudited)....        --       --         --      --         --          --       (3,647,186)   (3,647,186)
                          --------- -------- ---------- ------- ----------   ---------     -----------    ----------
Balance, January 31,
 1998 (unaudited).......  4,165,745 $ 41,657  3,878,903 $38,789 $8,004,471   $(773,573)    $(6,618,134)   $  693,210
                          ========= ======== ========== ======= ==========   =========     ===========    ==========


   The accompanying notes are an integral part of these financial statements.

                              WISEWIRE CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                  PERIOD FROM
                            EIGHT MONTHS ENDED                    JUNE 9, 1995
                                JANUARY 31,          YEAR ENDED   (INCEPTION)     CUMULATIVE
                          ------------------------    MAY 31,      TO MAY 31,      THROUGH
                             1998         1997          1997          1996     JANUARY 31, 1998
                          -----------  -----------  ------------  ------------ ----------------
                                (UNAUDITED)                                      (UNAUDITED)
Cash flows from operat-
 ing activities:
Net loss................  $(3,647,186) $(1,581,150) $ (2,755,360)  $ (215,588)   $ (6,618,134)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Depreciation and amor-
  tization..............      377,466      177,555       298,824       23,630         699,920
 Provision for bad
  debts.................       50,000          --            --           --           50,000
 Write-off of capital-
  ized software costs...          --           --         98,585          --           98,585
 Settlement of grant ob-
  ligation..............      190,000          --            --           --          190,000
 Expense for stock op-
  tions issued at less
  than fair market val-
  ue....................      116,904          --            --        47,200         164,104
 Issuance of common
  stock for services....          --        27,750        27,750          --           27,750
 Changes in operating
  assets and liabili-
  ties:
  Accounts receivable...     (131,836)      15,477       (22,877)     (15,487)       (170,200)
  Prepaid expenses, de-
   posits and other as-
   sets.................       31,165      (35,187)      (64,785)     (11,780)        (45,400)
  Accounts payable......     (235,985)     (38,728)       21,244       16,877        (197,864)
  Accrued expenses and
   deferred revenue.....      197,422        1,564       113,890       16,311         327,623
                          -----------  -----------  ------------   ----------    ------------
  Net cash used in oper-
   ating activities.....   (3,052,050)  (1,432,719)   (2,282,729)    (138,837)     (5,473,616)
                          -----------  -----------  ------------   ----------    ------------
Cash flows from invest-
 ing activities:
 Expenditures for prop-
  erty and equipment....     (134,887)    (717,700)     (785,561)    (247,080)     (1,167,528)
 Capitalization of soft-
  ware development
  costs.................          --           --       (123,196)     (98,585)       (221,781)
 Expenditures for intan-
  gibles................          --           --            --       (13,345)        (13,345)
                          -----------  -----------  ------------   ----------    ------------
  Net cash used in in-
   vesting activities...     (134,887)    (717,700)     (908,757)    (359,010)     (1,402,654)
                          -----------  -----------  ------------   ----------    ------------
Cash flows from financ-
 ing activities:
 Proceeds from
  borrowings............          --       584,412       598,944          --          598,944
 Repayments of
  borrowings............      (63,891)         --        (46,275)         --         (110,166)
 Proceeds from issuance
  of common stock.......          --       400,000       400,400      711,690       1,112,090
 Proceeds from issuance
  of preferred stock....    3,000,000      500,000     2,000,000    1,000,000       6,000,000
 Proceeds from exercise
  of stock options......        7,400          --            --           --            7,400
 Loans from
  stockholder/officer,
  net...................          --       (12,910)      (12,910)       3,776          (9,134)
                          -----------  -----------  ------------   ----------    ------------
  Net cash provided by
   financing activi-
   ties.................    2,943,509    1,471,502     2,940,159    1,715,466       7,599,134
                          -----------  -----------  ------------   ----------    ------------
Net (decrease) increase
 in cash and cash equiv-
 alents.................     (243,428)    (678,917)     (251,327)   1,217,619         722,864
Cash and cash equiva-
 lents:
 Beginning of period....      966,292    1,217,619     1,217,619          --              --
                          -----------  -----------  ------------   ----------    ------------
 End of period..........  $   722,864  $   538,702  $    966,292   $1,217,619    $    722,864
                          ===========  ===========  ============   ==========    ============
Supplemental non-cash
 investing and financing
 activities:
 Purchases of furniture
  and computers, and
  capitalized software
  development costs in-
  cluded in liabili-
  ties..................          --   $     4,203  $    246,788   $   72,550    $    319,338
                          ===========  ===========  ============   ==========    ============
 Settlement of grant ob-
  ligation..............  $   190,000  $       --   $        --    $      --     $    190,000
                          ===========  ===========  ============   ==========    ============
 Issuance of common
  stock for services....          --   $    27,750  $     27,750   $      --     $     27,750
                          ===========  ===========  ============   ==========    ============
Cash paid for interest
 expense................  $    30,000          --   $     30,026   $      --     $     60,026
                          ===========  ===========  ============   ==========    ============

   The accompanying notes are an integral part of these financial statements.

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

  WiseWire Corporation (the Company), which operates in one industry segment, provides software that functions as an intelligent agent service that will filter information on the Internet and World Wide Web to the specific interest of the user. The Company was formed on June 9, 1995.

  The Company is considered to be in the development stage, as defined in Financial Accounting Standards Board Statement No. 7, therefore, the accompanying financial statements represent that of a development stage enterprise. The Company's product was released in April 1997; however, to date there have been no significant revenues associated with this intelligent agent service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents are maintained in short-term commercial paper. Cash equivalents are recorded at cost, which approximates fair value.

 Property and Equipment

  Property and equipment are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the lease term.

 Capitalized Software

  Internally developed computer software costs and costs of product enhancements are capitalized subsequent to the determination of technological feasibility. Such capitalization continues until the product becomes available for general release. Amortization is the greater of the amount computed using:
(1) the straight-line method over 18 months; or (2) the ratio of the current year's revenue to the total anticipated revenue of the product. Amortization expense of $19,181 was recorded for the year ended May 31, 1997 and no amounts were recorded for the period from June 9, 1995 (inception) through the period ended May 31, 1996. During 1997, the Company reduced capitalized software costs to its net realizable value by writing off software costs totaling $98,585.

  The Company reviews the carrying value of capitalized software and impairments are recognized in the results of operations when the expected cash flows from future services using this software are less than the capitalized value.

 Intangibles

  Included in other assets are trademarks and patents which are carried at cost and amortized on the straight- line method over their estimated useful lives of up to 5 years. Accumulated amortization was $2,898 and $223 at May 31, 1997 and 1996, respectively.

 Revenue Recognition

  The Company enters into license agreements for a specified period of time, which generally consist of initial set-up fees and monthly service fees. Set-up fees cover developmental costs and are recognized on a

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

percentage-of-completion basis based on costs incurred to date to total estimated costs. Ongoing monthly service fees are deferred and recognized ratably over the term of the agreement.

  The Company's internet advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a number of impressions for a fixed fee or on a per impression basis with an established minimum fee. Revenues from advertising are recognized as services are performed.

 Research and Development Costs

  Research and development costs are expensed as incurred.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement and the tax basis of the assets and the liabilities using the tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized.

 Concentration of Credit Risk

  The Company's customers are primarily large commercial enterprises. Sales to date have been minimal; however, it is anticipated that future revenues will be diversified by region and industry, and significant credit losses are not expected. The Company's revenues through May 31, 1997 were generated principally from two customers in the United States.

  From time to time, the Company maintains cash deposits with its principal bank in excess of the FDIC insured limits, and with a regional brokerage firm in excess of SIPC coverage. The brokerage firm, however, provides additional coverage through a major insurance company.

 Financial Instruments

  The recorded amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenues, approximate their fair market values. The Company has no investments in derivative financial instruments.

 Stock-based Compensation

  Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS 123") requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income or loss in the notes to the financial statements. The Company applies the disclosure provisions of SFAS 123 and applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's stock option plans.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reported periods. Actual results could differ from the estimates.

3. LOAN FROM STOCKHOLDER/OFFICER

  At May 31, 1996, the founder and principal stockholder had provided loans to the Company, which were evidenced by demand notes that accrued interest at 9%. These notes, including accrued interest, were paid during the year ended May 31, 1997.

4. PROPERTY AND EQUIPMENT

                                                             MAY 31,   MAY 31,
                                                               1997      1996
                                                            ---------- --------
   Computers and equipment................................. $1,117,113 $264,628
   Furniture...............................................     76,954   27,255
   Leasehold improvements..................................     59,030   27,747
                                                            ---------- --------
                                                             1,253,097  319,630
   Less: accumulated depreciation and amortization.........    300,375   23,407
                                                            ---------- --------
                                                            $  952,722 $296,223
                                                            ========== ========

5. LONG-TERM DEBT

  Long term debt at May 31, 1997 consists of the following:

                                                                        1997
                                                                      --------
     Senior loan in the original amount of $498,944 under terms of a senior loan and security agreement in a total amount not to exceed $750,000, collateralized by the Company's computer
   equipment having an original cost of $512,000 and a net book value of $452,669 at May 31, 1997. The existing promissory note requires 36 monthly principal and interest payments of $16,216 through January 1, 2000, and a 37th payment equal to the then fair market value of the collateral at that time as determined by the lender, but not less than 10% of the original loan. Or, at the Company's option, 6 additional monthly payments of $16,216 through July 1, 2000. Prepayments are not permitted under terms of the loan agreement. The agreement includes certain covenants which require the Company to furnish the lender with monthly, quarterly and annual financial statements within specified time periods. The Company failed to meet these reporting requirements during 1997, and by letter dated October 13, 1997, the lender waived these events of default for fiscal year 1997 and through
   September 30, 1997...............................................  $452,669
     In January 1997, the Company obtained a $100,000 loan from the
   Pittsburgh Urban Redevelopment Authority. The Company's assets serve as collateral for this loan. This loan bears 5% interest and requires the Company to make 53 monthly principal and
   interest payments of $1,887 commencing in July 1997 and a final payment of $15,553 in November 2001. Monthly payments begin in
   July 1997........................................................   100,000
                                                                      --------
     Total long-term debt...........................................   552,669
       Less current maturities......................................   135,349
                                                                      --------
                                                                      $417,320
                                                                      ========

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Scheduled annual maturities of long-term debt for the years ending May 31, are as follows:

   1998................................................................ $135,349
   1999................................................................  160,336
   2000................................................................  190,393
   2001................................................................   52,434
   2002................................................................   14,157
                                                                        --------
     Total............................................................. $552,669
                                                                        ========

6. STOCKHOLDERS' EQUITY

  At May 31, 1997 and 1996, the Company's common $.01 par value shares are stated after giving effect to a 5-for-1 stock split approved by the shareholders on August 12, 1996.

  Each Series A preferred share is convertible to 5 shares of common stock. Each share of Series B preferred is convertible into one share of common stock. As of May 31, 1997, outstanding preferred stock is convertible into 1,687,500 shares of common stock and options have been issued that, if exercised, would require an additional 1,189,450 common shares to be issued.

  Series A and B preferred stock provide upon liquidation that before any distribution may be made on common stock that the greater of $8.00 per share must be first paid to the Series A and $2.00 per share to the Series B preferred shareholders, or the value per share paid to the common shareholders, if the conversion to common stock occurred. The preferred shareholders may convert their shares to common shares under certain circumstances and the shares convert to common automatically upon a public stock offering. Series A and Series B preferred shareholders may each elect one director. Series A and Series B preferred shares also include anti-dilution provisions that prohibit the payment of dividends on common stock and restrict certain corporate action without 80% consent of the preferred shares voting power.

  The Company also has 10,000,000 shares of authorized, undesignated and unissued convertible preferred stock at May 31, 1997 and 1996.

7. STOCK OPTION PLANS

  The Company maintains two stock option plans for the granting of options to purchase shares of common stock under which 1,603,875 common shares have been reserved for issuance as of May 31, 1997. Under these plans, the Company may grant either incentive stock options or non-qualified stock options. These options are fully vested and are exercisable over a 5 year period from date of grant. The employee plan was adopted in 1995 and is restricted to Company employees. These options generally have a term of ten years from the date of grant with 20% vesting after a brief probationary period and the remainder vest over a four-year period. The non-employee plan was adopted in 1996 and is intended primarily for directors or other non-employees. Options granted under the non-employee plan typically vest immediately.

  In March 1997, the exercise price for all outstanding options granted to existing employees was reduced to $.20 and the term extended to 10 years, which the Company's Board of Directors deemed to be the current estimated fair market value of the Company's common stock. During the period from June 9, 1995 (inception) through May 31, 1996, non-qualified options were granted at prices less than fair market value and compensation expense of $47,200 was recorded in results of operations.

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. STOCK OPTION PLANS

  The summary of option activity is as follows:

                                                 PERIODS ENDED MAY 31,
                                         --------------------------------------
                                                1997                1996
                                         ------------------- ------------------
                                                    WEIGHTED           WEIGHTED
                                                    AVERAGE            AVERAGE
                                          NUMBER    EXERCISE  NUMBER   EXERCISE
                                         OF SHARES   PRICE   OF SHARES  PRICE
                                         ---------  -------- --------- --------
   Outstanding at beginning of year.....   360,000   $ .76        --      --
                                         ---------            -------
   Granted..............................   938,750    3.93    360,000    $.76
   Exercised............................   (20,000)    .02        --      --
   Forfeited or expired.................   (89,300)   2.34        --      --
   Canceled for reissuance..............  (956,000)   3.24        --      --
   Reissued.............................   956,000     .20        --      --
                                         ---------            -------
   Outstanding at end of year........... 1,189,450     .71    360,000     .76
                                         ---------            -------
   Number of options exercisable at
    year-end............................   424,080    1.02    109,000     .56
   Weighted average fair value of
    options granted at
    year-end............................               .22                .21

  The following summarizes information about fixed stock options outstanding at May 31, 1997:

                                                    OPTIONS OUTSTANDING
                                            -----------------------------------
                                                          WEIGHTED
                                               NUMBER     AVERAGE
       RANGE OF                             OUTSTANDING  REMAINING    NUMBER
   EXERCISE PRICES                          MAY 31, 1997 LIFE (YRS) EXERCISABLE
   ---------------                          ------------ ---------- -----------
     $ .02 to $ .20........................    974,050      9.9       267,980
     $1.20 to $1.60........................    118,750      2.6        97,150
     $4.00 to $8.00........................     96,650      4.0        58,950
                                             ---------                -------
                                             1,189,450                424,080
                                             =========                =======

  Had the compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                         PERIODS ENDED MAY 31,
                                                         ----------------------
                                                            1997        1996
                                                         -----------  ---------
   Net loss as reported................................. $(2,755,360) $(215,588)
                                                         ===========  =========
   Pro forma............................................ $(2,860,877) $(231,979)
                                                         ===========  =========

  The pro forma compensation of $105,517 for the year ended May 31, 1997 and $16,391 for the period ended May 31, 1996 that would have resulted from adoption of SFAS No. 123 is calculated using the Black-Scholes pricing model utilizing a 6% risk free rate of return, a zero dividend rate, a zero volatility rate (minimum value method), and zero forfeitures.

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. GRANTS RECEIVED

  The Company was awarded grants of $60,000 and $83,000 by the Ben Franklin Partnership of the Commonwealth of Pennsylvania in 1996 and 1997, respectively. To receive these funds, the Company must provide matching funds of in-kind costs of $253,683 and $297,233, respectively. At May 31, 1996, the Company had earned all of the 1996 grant and recorded the $60,000 as grant income. At May 31, 1997, the Company has earned and reported as grant income approximately $72,000 of the $83,000 1997 grant. The Company recorded the grants earned through May 31, 1997 as income, since management believes that there is an uncertainty as to whether the project will be successful. If the project is successful, the Company is committed to pay a royalty to the Ben Franklin Partnership of between 2% to 3% of project gross revenues until, at a minimum, the grant amounts and at a maximum, twice the grant amounts are repaid over the next 10 years.

9. INCOME TAXES

  The Company is in the development stage and has incurred losses since its inception. The components of net deferred tax assets and liabilities are as follows:

                                                              MAY 31,
                                                        ---------------------
                                                           1997        1996
                                                        -----------  --------
   Deferred tax asset:
     Federal tax credits............................... $    69,000       --
     Net operating loss carryforwards..................   1,238,000  $109,000
     Non-qualified stock option expense, and stock
      issued for services..............................      30,000    19,000
     Others............................................      11,000       --
                                                        -----------  --------
                                                          1,348,000   128,000
                                                        -----------  --------
   Deferred tax liability:
     Capitalized software..............................     (78,000)  (40,000)
     Computers and equipment...........................      (6,000)   (2,500)
                                                        -----------  --------
                                                            (84,000)  (42,500)
                                                        -----------  --------
   Valuation allowance.................................  (1,264,000)  (85,500)
                                                        -----------  --------
   Net deferred taxes.................................. $       --   $    --
                                                        ===========  ========

  Net operating loss carryforwards for federal income tax purposes of $272,000 will expire in 2011, and $2,776,000 in 2012. Net operating loss carryforwards for state income tax purposes of $272,000 will expire in 1999 and $2,776,000 in the year 2000. Federal tax credits related to increasing research activities expire in the year 2012.

  The Company may be limited in the amount of its net operating loss carryforwards and tax credits which it may use in future years. The Internal Revenue Code limits the amount of tax benefits available to be used annually after certain changes in ownership of more than fifty percentage points.

  In the opinion of management, it is more likely than not that some or all deferred tax assets will not be realized due to the potential limitations of the utilization of net operating loss carryforwards and the uncertainty surrounding the Company's ability to generate future income sufficient to realize deferred tax assets.

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

10. COMMITMENT AND CONTINGENCIES

  The Company leases office space under an agreement for its offices. This lease is accounted for as an operating lease. The Company incurred rental expense of $97,728 for the year ended May 31, 1997 and $20,314 for the period ended May 31, 1996.

  In July 1996, the Company modified the terms of the office lease and extended the terms of the lease until April 30, 2001, but it may be terminated early by the Company on October 31, 2000. The minimum annual future rental commitments under the modified lease terms are $112,125 from 1998 through 2000, and $46,719 in 2001. Minimum rentals increase annually based on increases in the consumer price index.

11. MANAGEMENT'S FINANCIAL PLANS

  The Company incurred a net loss of $2,755,360 and $215,588 for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996, respectively. The Company also had negative cash flows from operations of $2,282,729 and $138,837 for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996, respectively.

  Continuance of the Company as a going concern is dependent on the Company's ability to continue marketing its intranet service and its ability to continue to raise additional capital in order to meet its current obligations. In 1998, management anticipates a continued growth in revenues from existing and new customers. Additionally, as discussed in Note 12, on September 24, 1997, the Company completed an additional round of financing for approximately $3 million.

  Management continues to implement a business plan that focuses on growth of revenues. The financial statements do not include any adjustments relating to the net realizable value or classification of recorded assets or liabilities should the Company be unable to continue as a going concern.

12. SUBSEQUENT EVENT

  Effective September 24, 1997, the Company completed an additional round of financing with a venture capital firm. The Company received approximately $3 million in cash in exchange for 2,941,403 shares of the Company's Series C convertible preferred stock, par value $.01 per share, at a price of $1.02 per share.

13. UNAUDITED INTERIM FINANCIAL INFORMATION

  The unaudited balance sheet as of January 31, 1998, and the unaudited statements of operations, changes in stockholders' equity and cash flows for the eight month periods ended January 31, 1998 and 1997, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all significant adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the results of these interim periods. Operating results for the eight month period ended January 31, 1998, are not necessarily indicative of the results of the entire year.

  In September 1997, the Company entered into a licensing agreement with Lycos, Inc. ("Lycos"), whereby Lycos acquired a license to use the Company's software products on its Internet site for an initial term of one year. Under the terms of the agreement, the Company earned license fees based on stipulated percentages of gross advertising revenues generated by Lycos from the use of the Company's technology. For the eight month period ended January 31, 1998, revenues under this agreement approximated 69% of the Company's total license revenues.

                             WISEWIRE CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  For the eight month period ended January 31, 1998, 760,900 stock options were granted to employees and certain non employees under the Company's Stock Option Plans at exercise prices ranging from $0.20 to $0.80. Deferred compensation costs associated with these grants totaling $890,477 were recorded and are being amortized to expense over the related vesting period.

  Effective March 4, 1998, the Company completed an additional round of financing with several venture capital firms. The Company received approximately $995,000 in cash in exchange for 430,736 share of the Company's Series D preferred stock, par value $.01, at a price of $2.31 per share.

  Effective April 29, 1998, the Company entered into an agreement with the Ben Franklin Partnership of the Commonwealth of Pennsylvania (Ben Franklin Partnership) to satisfy in full obligations owed by the Company to the Ben Franklin Partnership in connection with previously awarded grants for which the Company was required to repay through royalty payments if the project were successful. As a result of this agreement, the Company recorded a liability and a related charge to operations of $190,000 at January 31, 1998. In the event the Company does not maintain a material presence in Pennsylvania through April 30, 2001, the Company is obligated to make contingent payments to Ben Franklin Partnership ranging from $230,000 to $90,000 based on the date its presence ceases to exist in Pennsylvania.

  On April 30, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Lycos, Inc., a Delaware corporation ("Lycos"), and Wise Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Lycos ("WAC"), pursuant to which WAC merged with and into the Company (the "Merger") and the Company became a wholly-owned subsidiary of Lycos.

  In connection with the Merger, all outstanding shares of common stock and preferred stock of the Company and options to purchase common stock of the Company were converted into 824,255 shares and options to purchase common stock, par value $.01 per share, of Lycos at an exchange ratio of 0.07482. All outstanding options to purchase common stock of the Company have been assumed by Lycos and converted into options to purchase common stock of Lycos.

  On May 1, 1998, the Company paid off the then remaining balance on the Pittsburgh Urban Redevelopment Authority loan in the amount of $82,176.

                                  LYCOS, INC.

            PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  In February 1998, the Company acquired Tripod, Inc. ("Tripod") for approximately $63.2 million, including acquisition costs. See Note 7 to the Company's Consolidated Financial Statements for the quarter ended January 31, 1998 filed on Form 10-Q with the Securities and Exchange Commission. In April 1998, the Company acquired WiseWire Corporation ("WiseWire") for approximately $39.7 million, including acquisition costs.

  The unaudited Pro Forma Condensed Consolidated Statements of Operations (the "Pro Forma Statements of Operations") for the year ended July 31, 1997 and the six months ended January 31, 1998 give effect to the acquisition of Tripod as if it had occurred on August 1, 1996 and WiseWire as if it had occurred on June 1, 1996. The Pro Forma Statements of Operations are based on historical results of operations of the Company and Tripod for the year ended July 31, 1997 and the six months ended January 31, 1998 and WiseWire for the year ended May 31, 1997 and six months ended January 31, 1998. The unaudited Pro Forma Condensed Consolidated Balance Sheets (the "Pro Forma Balance Sheets") give effect to the acquisitions of Tripod and WiseWire as if the acquisitions had occurred on that date. The Pro Forma Statements of Operations and Pro Forma Balance Sheets and the accompanying notes (the "Pro Forma Financial Information") should be read in conjunction with and are qualified by the historical financial statements of the Company, Tripod and WiseWire and notes thereto.

  The Pro Forma Financial Information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisitions of Tripod and WiseWire, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisitions of Tripod and WiseWire been effected as of the dates described above.

                                  LYCOS, INC.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

                                JANUARY 31, 1998
                                 (IN THOUSANDS)

                                                  WISEWIRE    PRO FORMA
                         LYCOS, INC. TRIPOD INC. CORPORATION ADJUSTMENTS       PRO FORMA
                         ----------- ----------- ----------- -----------       ---------
ASSETS
Cash....................   $41,351     $ 3,850     $  723     $    --           $45,924
Accounts receivable,
 net....................     6,751         301        120                         7,172
License fees
 receivable.............    15,244         --         --                         15,244
Other current assets....     2,223         --          25                         2,248
                           -------     -------     ------     --------          -------
  Current assets........    65,569       4,151        868                        70,588
Property, plant, and
 equipment, net.........     2,093       1,279        809                         4,181
Other non current
 assets.................     4,039         --         135       10,636 (a)       14,810
                           -------     -------     ------     --------          -------
  Total assets..........   $71,701     $ 5,430     $1,812     $ 10,636          $89,579
                           =======     =======     ======     ========          =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable and
 accruals...............   $12,067     $ 1,321     $  440     $                 $13,828
Deferred revenues.......    13,744          93        --                         13,837
Other current
 liabilities............       798         --         449                         1,247
                           -------     -------     ------     --------          -------
  Current liabilities...    26,609       1,414        889                        28,912
Non current
 liabilities............     6,009         --         230                         6,239
Redeemable preferred
 stock..................       --       11,476        --       (11,476)(b)          --
Stockholders' equity....    39,083      (7,460)       693       22,112 (a)(b)    54,428
                           -------     -------     ------     --------          -------
  Total liabilities and
   stockholders'
   equity...............   $71,701     $ 5,430     $1,812     $ 10,636          $89,579
                           =======     =======     ======     ========          =======

                                  LYCOS, INC.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          SIX MONTHS ENDED JANUARY 31, 1998
                          -------------------------------------------------------------------
                                                        WISEWIRE     PRO FORMA
                           LYCOS, INC.  TRIPOD, INC.  CORPORATION  ADJUSTMENTS(C)  PRO FORMA
                          ------------- ------------- ------------ --------------  ----------
Total revenues..........   $   21,906      $   656      $   287       $            $   22,849
Cost of revenues........        4,694          706          412                         5,812
                           ----------      -------      -------       -------      ----------
    Gross profit
     (loss).............       17,212          (50)        (125)                       17,037
Operating expenses:
  Research and
   development..........        3,171        1,686          894                         5,751
  Sales and marketing...       12,791        1,610          348                        14,749
  General and
   administrative.......        1,946          602        1,142         1,646 (a)       5,336
                           ----------      -------      -------       -------      ----------
    Total operating
     expenses...........       17,908        3,898        2,384         1,646          25,836
Operating loss..........         (696)      (3,948)      (2,509)       (1,646)         (8,799)
Interest income
 (expense)..............        1,105          159         (233)                        1,031
                           ----------      -------      -------       -------      ----------
Net income (loss).......   $      409      $(3,789)     $(2,742)      $(1,646)     $   (7,768)
                           ==========      =======      =======       =======      ==========
Basic income (loss) per
 share..................   $     0.03                                              $    (0.48)(d)
                           ==========                                              ==========
Diluted income (loss)
 per share..............   $     0.03                                              $    (0.48)(d)
                           ==========                                              ==========
Weighted average shares
 used in computing basic
 income (loss)
 per share..............   14,175,061                                              16,176,394 (d)
                           ==========                                              ==========
Weighted average shares
 used in computing
 diluted income (loss)
 per share..............   14,707,809                                              16,176,394 (d)
                           ==========                                              ==========
                             TWELVE        TWELVE        TWELVE
                          MONTHS ENDED  MONTHS ENDED  MONTHS ENDED
                          JULY 31, 1997 JULY 31, 1997 MAY 31, 1997
                          ------------- ------------- ------------ --------------  ----------
                                                        WISEWIRE     PRO FORMA
                           LYCOS, INC.  TRIPOD, INC.  CORPORATION  ADJUSTMENTS(C)  PRO FORMA
                          ------------- ------------- ------------ --------------  ----------
Total revenues..........   $   22,273      $   517      $     8       $                22,798
Cost of revenues........        4,732          370          160                         5,262
                           ----------      -------      -------       -------      ----------
    Gross profit........       17,541          147         (152)                       17,536
Operating expenses:
  Research and
   development..........        4,304        1,511          728                         6,543
  Sales and marketing...       19,130        1,150          369                        20,649
  General and
   administrative.......        2,856          478        1,573         3,285 (a)       8,192
                           ----------      -------      -------       -------      ----------
    Total operating
     expenses...........       26,290        3,139        2,670         3,285          35,384
Operating loss..........       (8,749)      (2,992)      (2,822)       (3,285)        (17,848)
Interest income, net....        2,130            4           67                         2,201
                           ----------      -------      -------       -------      ----------
Net loss................   $   (6,619)     $(2,988)     $(2,755)      $(3,285)     $  (15,647)(d)
                           ==========      =======      =======       =======      ==========
Basic and diluted loss
 per share..............   $    (0.48)                                             $    (0.99)(d)
                           ==========                                              ==========
Weighted average shares
 used in computing basic
 and diluted loss per
 share..................   13,794,743                                              15,796,076 (d)
                           ==========                                              ==========

                                  LYCOS, INC.

 NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(1) PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

  (a) The Company acquired Tripod for approximately $63.2 million in February 1998, including costs of acquisition, of which approximately $7.7 million was allocated to intangible assets. The Company is amortizing goodwill and developed technology over a period of five years. The Pro Forma adjustments reflect six months and twelve months of amortization expense for the six months ended January 31, 1998 and the year ended July 31, 1997, respectively, assuming the transaction had occurred on August 1, 1996. The value of the intangible assets at August 1, 1996 would have been $11.2 million. Approximately $51.6 million of the purchase price was allocated to in-process research and development expense which has been charged to operations during the quarter ended April 30, 1998. This amount has not been reflected in the Pro Forma Statements of Operations.

  The Company acquired WiseWire Corporation for approximately $39.7 million in April 1998, including costs of acquisition, of which approximately $3.0 million was allocated to intangible assets. The Company is amortizing goodwill and developed technology over a five year period. The Pro Forma adjustments reflect six and twelve months of amortization expense for the six months ended January 31, 1998 and the year ended May 31, 1997, respectively, assuming the transaction had occurred on June 1, 1996. The value of the intangible assets at June 1, 1996 would have been $2.1 million. Approximately $36 million of the purchase price was allocated to in-process research and development expense which has been charged to operations during the quarter ended April 30, 1998. In addition, at April 30, 1998 the Company has expensed approximately $1 million of intangible assets in connection with the WiseWire acquisition. This amount has not been reflected in the Pro Forma Statements of Operations.

  The following represents the allocation of the purchase price over the historical net book values of the acquired assets and liabilities of Tripod and WiseWire at January 31, 1998, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date (Tripod, Inc. on February 11, 1998 and WiseWire Corporation on April 30, 1998). Assuming the transactions occurred on January 31, 1998, the allocation would have been as follows (in thousands):

                                                           WISEWIRE
                                             TRIPOD, INC. CORPORATION  TOTAL
                                             ------------ ----------- --------
   ASSETS ACQUIRED:
     Cash...................................   $ 3,850      $   723   $  4,573
     Accounts receivable, net...............       301          120        421
     Property, plant and equipment..........     1,279          809      2,088
     Other assets...........................                    160        160
     In-process research and development....    51,600       36,000     87,600
     Developed technology...................     7,354        2,857     10,211
     Goodwill...............................       305          119        424
   Liabilities assumed......................    (1,415)      (1,119)    (2,534)
                                               -------      -------   --------
   Purchase price...........................   $63,274      $39,669   $102,943
                                               =======      =======   ========

  The Pro Forma adjustment reconciles the historical balance sheet of Tripod and WiseWire at January 31, 1998 to the allocated purchase price assuming the transaction had occurred on January 31, 1998.

  (b) The pro forma adjustment reflects the conversion of redeemable preferred stock into common stock of Tripod which was then exchanged for Lycos common stock upon acquisition of Tripod by Lycos.

  (c) The pro forma adjustment assumes the conversion of shares of Tripod common stock and WiseWire common stock upon acquisition of Tripod and WiseWire by Lycos.

  (d) The pro forma loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the weighted average number of shares outstanding assumes that the 2,001,333 shares of the Company's common stock issued in its acquisitions were outstanding for the entire period.

                           CHAT

                           Chat is offered
                           throughout the Lycos
                           Network of Websites.
                           Chat creates a "virtual
                           community" in which a
                           participant can interact
                           in real-time group or
                           one-on-one discussions.
                           Chat rooms are arranged
                           around a variety of
                           topics of interest.


                                                         PERSONAL HOMEPAGES

                                   (4/C ART)          Tripod provides users
                                                        with the ability to
                                                            create personal
                                                       homepages, which are
                                                    built and maintained on
                                                          Tripod's Website.
                                                     Utilizing a variety of
                                                       proprietary personal
                                                   publishing tools, Tripod
                                                          users are able to
                                                         quickly and easily
                                                               create fully
                                                     personalized Web-based
                                                                 homepages.

ELECTRONIC COMMERCE
ALLIANCES

Through electronic
commerce, the Company
partners with merchants
to integrate their
products into the Lycos
Network service, making
them available for sale
to the Company's users.

                                      COMMUNITY PODS

                            Tripod maintains over 65
                               theme-based community
                                 "pods" that combine
                              user-created homepages
                                   with professional
                               content from Tripod's
                              editorial staff. These
                             pods allow Tripod users
                              to easily find topical
                            content and locate other
                                members with similar
                                          interests.

-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UN-DERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Price Range of Common Stock..............................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  27
Management...............................................................  38
Principal and Selling Stockholders.......................................  41
Description of Capital Stock.............................................  43
Underwriting.............................................................  45
Notice to Canadian Residents.............................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Available Information....................................................  47
Incorporation of Certain Documents by Reference..........................  48
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          [LYCOS LOGO APPEARS HERE]

                               2,250,000 Shares
                                 Common Stock
                               ($.01 par value)


                                  PROSPECTUS


                          CREDIT SUISSE FIRST BOSTON
                               HAMBRECHT & QUIST
                              MERRILL LYNCH & CO.

                           BEAR, STEARNS & CO. INC.
                             DAIN RAUSCHER WESSELS
                   A DIVISION OF DAIN RAUSCHER INCORPORATED
                         VOLPE BROWN WHELAN & COMPANY
                     WASSERSTEIN PERELLA SECURITIES, INC.


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